As confidentially submitted to the Securities and Exchange Commission on August 9, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LingoChamp Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3/F, Building B, No. 1687 Changyang Road, Yangpu District

Shanghai, 200090

People’s Republic of China

+86 21-3511-7188

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai, People’s Republic of China +86 21-61938200	David Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.	☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary shares, par value US$0.001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents              Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2018.

American Depositary Shares

LingoChamp Inc.

Representing                  Class A Ordinary Shares

This is an initial public offering of                  American depositary shares, or ADSs, by LingoChamp Inc. Each ADS represents                  of our Class A ordinary shares, par value US$0.001 per share.

Prior to this offering, there has been no public market for the ADSs or our shares. We anticipate that the initial public offering price will be between US$                 and US$                 per ADS. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “                 .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares, each currently entitled to one vote. Immediately after the completion of this offering, each Class B ordinary share will become entitled to ten votes, whereas each Class A ordinary share will continue to be entitled to one vote. Our three founders, Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin, beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital immediately after the completion of this offering and        % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

Investing in our ADSs involve risks. See “Risk Factors” beginning on page 15.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$                 PER ADS

	Initial Public Offering Price	Underwriting Discounts and Commissions(1)	Proceeds to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1) For	a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional                  ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                 , 2018.

MORGAN STANLEY	GOLDMAN SACHS (ASIA) L.L.C.

Prospectus dated                 , 2018.

China's First AI English Teacher 1 English Learning Strong demand from younger generation aspiring to a global lifestyle AI Teacher Brand new approach to education without relying on human teachers Mobile Internet Access to affordable education anywhere, at anytime Freemium Model Attract users with free services and convert them into paying users 83.8 MM 2 Registered Users1.0 MM 2 Paying Users 60+ Minutes Average Daily Time Spent per User 3 17.5 Bn Sentences 1 User Conversations Recorded 1.3 Bn Minutes 1 User Conversations Recorded 1 According to the iResearch Report 2 As of June 30, 2018 3 Average time spent by users taking DongNi English standard courses per active day in 2017 and the six months ended June 30, 2018

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until              , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “iResearch Report.” We also procured certain data included in this prospectus from QuestMobile, an independent research firm. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies, international institutions and the PRC governmental entities, and have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Our Mission

Empower everyone to achieve their full potential and become a global citizen.

Our Business

We are a leading artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Our proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. We believe our innovative approach fundamentally transforms learning. We were named on the list of “The 100 Most Promising Private Artificial Intelligence Companies in the World” for 2018 by CB Insights. We were one of seven companies from China on the list and the only Chinese company out of the two in the education category globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China.

Today we live in a global community where people are increasingly interconnected. English fluency is essential for communications across the globe, has a large impact on individual career advancement and is an important enabler of a global lifestyle in the modern world. However, the traditional approach to English learning with human teachers teaching in physical classrooms is constrained by a shortage in high-quality teachers as well as time-and-space limitations.

Our founders identified the industry’s key pain points and offer a groundbreaking new approach to education. Since our inception in 2013, we have built our AI-powered Liulishuo platform to deliver a user-centric, personalized and effective English learning experience accessible to anyone, anywhere, at anytime. Our model is cost-effective, enabling us to offer affordable course packages at a massive scale. Our business has grown rapidly, and our AI-powered education approach has received wide acceptance. As of June 30, 2018, we had 83.8 million cumulative registered users in China and globally.

We have built our AI teacher incorporating the key characteristics and core functions of high-quality, effective teachers. We conducted deep analysis of and integrated into our products the pedagogies developed by the world’s leading educational experts and cognitive scientists. Our AI teacher was built on cutting-edge proprietary AI technologies that provide personalized teaching and guidance for all core components of a student’s language learning process, encompassing learning, practice, assessment and feedback. Our AI teacher can hear, understand, interact with and evaluate the performance of our users and has the ability to understand their learning needs. Leveraging our massive volume of smart user data, our AI teacher continuously evolves and delivers more personally tailored learning programs to each user.

We provide our products and services on-demand via our mobile apps, primarily our flagship “English Liulishuo” mobile app launched in 2013. On our platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. We are committed to offering a fun, interactive learning environment to motivate and engage our users. We provide a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting. Our online study advisors organize online study groups, monitor users’ learning progress, answer user queries and send individualized, motivating messages to users. They add a human touch to our users’ learning experience, which enhances user engagement and user retention.

Our business model is highly scalable and has powerful network effects, which has enabled us to develop a large and rapidly growing user base. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 7.2 million in the first half of 2018. Our freemium model allows us to attract users with free services and convert them into paying users. We began monetization in 2016, and the number of our paying users increased rapidly from approximately 70,500 in 2016 to approximately 815,700 in 2017, and further increased to approximately 1,016,100 in the first half of 2018. We also started providing enterprise learning services in January 2017 and had over 100 corporate customers as of June 30, 2018. As a result of the foregoing, our revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million (US$25.4 million) in 2017, and also from RMB40.1 million in the first half of 2017 to RMB232.3 million (US$35.1 million) in the first half of 2018. We incurred net losses of RMB242.8 million (US$37.3 million) in 2017 and RMB182.3 million (US$27.5 million) in the first half of 2018, as compared to net losses of RMB89.2 million in 2016 and RMB67.3 million in the first half of 2017.

Our Industry

AI has emerged as a major transformative technology and it is starting to enable the proliferation of intelligent apps in a variety of fields. The rapid growth and development of the AI industry has been mainly driven by advances in deep learning algorithms, improved chips that can support the robust computing needs of AI, and the availability of big data due to the wide adoption of mobile devices. China increasingly is playing a leading role in the global AI industry. China’s AI industry has experienced rapid growth over the past few years, increasing from a total market size of RMB6.2 billion in 2013 to RMB36.5 billion in 2017, representing a CAGR of 55.7%, and is expected to further grow to RMB814.0 billion in 2022, representing a CAGR of 86.2% from 2018 to 2022. The AI industry in China has received significant support from the government and investment from the private sector.

English language learning represents one of the most attractive and promising sectors in China’s education market. It is estimated that there were 438 million English language learners in China in 2017, and demand for English learning products and services continues to grow as more and more people aspire to improve their language skills. In addition, younger Chinese consumers in particular increasingly desire to learn English in order to improve their general proficiency rather than for specific examination preparation. According to the iResearch Report, the size of the English language learning market, as measured by revenues, reached approximately RMB228.8 billion in 2017. The market size is expected to continue to grow to RMB548.8 billion in 2022, representing a CAGR of 19.6% from 2018 to 2022. As a further indicator of the prominence Chinese society places on English language learning, the Chinese government published its own standard in June 2018 with a focus on English language capabilities, to further improve the evaluation of the English language in China and the ability of Chinese to use the language in real-world settings.

Over time, China’s education market has been impacted and transformed by the introduction of new technologies that change the way people learn. With the acceleration of AI technology, we believe we are now entering the third phase of development, Education 3.0, which will bring significant improvements to the effectiveness and efficiency of education when compared to the offline (Education 1.0) and online human teacher-based (Education 2.0) models that have preceded it. Through the Education 3.0 model, AI-powered learning products and services serve as a supplement to or sometimes even a replacement for human teachers. AI-powered learning products and services can provide a personal learning experience similar to, or even better than, what the majority of human teachers can provide.

The benefits of AI technology applications in education are significant. Perhaps most importantly, AI can complement and even fully replace many of the functions served by teachers. AI can assess learner proficiency, provide real-time feedback on performance and curate and deliver educational content in a personalized manner. Furthermore, an AI-powered online education platform can be built on the shared knowledge and expertise of all of the best education researchers and teachers in the world, thereby delivering the very best in learning methodologies to every learner. Given the broad potential for AI applications for learning, AI-powered online education has a large total addressable market and high growth potential globally and in China. According to the iResearch Report, the size of the AI-powered online education market in China, as measured by revenue, reached approximately RMB3.7 billion in 2017. The market size is expected to continue to grow to RMB172.4 billion in 2022, representing a CAGR of 118.3% from 2018 to 2022.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	innovative AI-powered platform that is fundamentally transforming learning;

•	cutting-edge proprietary AI technologies;

•	strong product development capabilities underpinned by education pedagogies and data;

•	highly scalable business model with powerful network effects;

•	significant market opportunities in English language learning and beyond; and

•	visionary management team with strong execution capabilities.

Our Strategies

We intend to achieve our goals by pursuing the following strategies:

•	grow user base and enhance user engagement;

•	enhance the AI and machine learning capabilities of our platform;

•	further develop our products and enrich our content;

•	expand beyond English language learning across the world;

•	build a household brand; and

•	strengthen our capabilities through investments and strategic partnerships.

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	attain profitability;

•	achieve wider acceptance of our AI-powered education approach;

•	develop and innovate our technologies and platform;

•	attract and retain users;

•	provide an effective learning experience and convert non-paying into paying users;

•	sustain our growth and manage the increasing complexity of our business;

•	compete effectively; and

•	adapt to industry development and regulatory changes.

Please see “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

We commenced our operations and launched our flagship “English Liulishuo” mobile app in 2013. Our three founders are Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin.

In August 2013, we incorporated LingoChamp Inc. under the laws of the Cayman Islands as our offshore holding company. In the same month, LingoChamp Inc. established a wholly-owned Hong Kong subsidiary, LingoChamp (HK) Limited, or LingoChamp HK. In November 2013, LingoChamp HK established a wholly-owned PRC subsidiary, Yuguan Information Technology (Shanghai) Co., Ltd., which we refer to as Yuguan or our WFOE in this prospectus. In October 2015, LingoChamp HK also established a wholly-owned PRC subsidiary, Yuling Cultural Communication (Shanghai) Co., Ltd., or Yuling. In August 2017, LingoChamp Inc. established a wholly-owned Delaware subsidiary, LingoChamp US, Inc., to operate our Silicon Valley AI Lab.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, we conduct such business in China through a variable interest entity structure. We currently conduct substantially all of our operations in China through Shanghai Liulishuo Information and Technology Co., Ltd., or Shanghai Liulishuo. We intend to further expand operations in China through Shanghai Mengfan Cultural Communication Co., Ltd., or Shanghai Mengfan, and Jiangsu Liulishuo Education Technology Co., Ltd., or Jiangsu Liulishuo, and have established variable interest entity contractual arrangements with these two entities. We collectively refer to Shanghai Liulishuo, Shanghai Mengfan and Jiangsu Liulishuo as our VIEs in this prospectus. Shanghai Liulishuo was established in 2013 when we commenced our operations, Shanghai Mengfan was established in December 2014, and Jiangsu Liulishuo was established in January 2018. Our WFOE has entered into variable interest entity contractual arrangements with each of our VIEs and their respective shareholders. For more details, please see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs, as of the date of this prospectus:

Notes:

(1)

Represents the 11,753,847 Class B ordinary shares beneficially owned by Dr. Yi Wang, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Dr. Yi Wang will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Dr. Yi Wang in our company prior to and immediately after this offering.

(2)

Represents the 5,010,931 Class B ordinary shares beneficially owned by Mr. Zheren Hu, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Mr. Zheren Hu will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Mr. Zheren Hu in our company prior to and immediately after this offering.

(3)

Represents the 2,910,896 Class B ordinary shares beneficially owned by Dr. Hui Lin, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Dr. Hui Lin will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Dr. Hui Lin in our company prior to and immediately after this offering.

(4)

Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Gu Jiong, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Among them, Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin are beneficial owners, directors and officers of our company; Zhuhai Xinran Consulting and Management Co., Ltd. is an affiliate of the IDG entities that are beneficial owners of our company; Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership) is an affiliate of Trustbridge Partners V, L.P., a beneficial owner of our company; Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd. is an affiliate of the GGV entities that are beneficial owners of our company; Mr. Gu Jiong is an affiliate of CMC Lullaby Holdings Limited, a beneficial owner of our company; and the other two shareholders are affiliates of certain beneficial owners of our company. Each of Shanghai Mengfan and Jiangsu Liulishuo has the same shareholding structure as Shanghai Liulishuo.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-3511-7188. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.liulishuo.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is              .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents Class A ordinary shares;

•	“LingoChamp,” “we,” “us,” “our company” and “our” are to LingoChamp Inc., its subsidiaries and its VIEs;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“monthly active users” or “MAUs” are to the number of registered users that launched our mobile app during a given month; we derive the average monthly active users in a certain period by computing the average of monthly active users of all months in that period;

•

“paying users” for a certain period are to users who make payments for any of our courses and services during that period; a user who makes payments across different courses and services offered on the same mobile app using the same registered account is counted as one paying user; a user who makes payments for the same course or service multiple times in the same period is counted as one paying user;

•

“gross billings” for a certain period are to the total amount of cash received from the sale of course packages in that period, net of the total amount of cash refunds paid to users in the same period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

We also refer to the following terms in this prospectus:

•	“AppBase Mix” refers to a comprehensive strength index for mobile applications introduced by Testin Data, a mobile application testing services provider;

•

“CB Insights” refers to a U.S.-based technology company that tracks private companies, investments and acquisitions. Its list of “The 100 Most Promising Private Artificial Intelligence Companies in the World” is well recognized in naming the teams and technologies that are successfully using AI to solve big challenges; and

•	“Knowledge tracing” means modelling user knowledge over time as they interact with coursework so that we can accurately predict how users will perform on future interactions.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the end of the applicable period, that is, RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017, or RMB6.6171 to US$1.00, the noon buying rate on June 29, 2018, in each case as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On August 3, 2018, the noon buying rate for Renminbi was RMB6.8309 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares and Class B ordinary shares). This number assumes the conversion, on a one-for-one basis, of all outstanding preferred shares into ordinary shares immediately upon the completion of this offering.

The ADSs

Each ADS represents             Class A ordinary shares, par value US$0.001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares, each currently entitled to one vote. Immediately after the completion of this offering, each Class B ordinary share will become entitled to ten votes, whereas each Class A ordinary share will continue to be entitled to one vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. [Upon any sale of Class B ordinary shares by a holder thereof to any person other than Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin or any entity which is not ultimately controlled by any of them, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.] For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$             million from this offering, or approximately US$             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) research and development, (ii) selling and marketing, and (iii) general corporate purposes and working capital, including potential strategic investments and acquisitions. See “Use of Proceeds” for more information.

Lock-up	[We, our officers, directors, shareholders and certain option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”]

[Directed ADS Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program.]

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2018.

Depositary

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 42,202,231 ordinary shares outstanding as of the date of this prospectus, including (i) 22,526,557 Class A ordinary shares, assuming the automatic conversion of all of our outstanding Series Seed, Series A, Series B and Series C preferred shares into 22,367,696 Class A ordinary shares immediately prior to the completion of this offering, and (ii) 19,675,674 Class B ordinary shares;

•

includes              Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs; and

•

excludes 5,456,192 Class A ordinary shares reserved for future issuances under our 2014 Equity Incentive Plan and 5% of the total number of shares issued and outstanding immediately after this offering reserved for future issuances under our 2018 Share Incentive Plan, including 5,046,974 Class A ordinary shares issuable upon exercise of options outstanding as of the date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated comprehensive loss data for the years ended December 31, 2016 and 2017, summary consolidated balance sheet data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated comprehensive loss data for the six months ended June 30, 2017 and 2018, summary consolidated balance sheet data as of June 30, 2018, and summary consolidated cash flow data for the six months ended June 30, 2017 and 2018 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Comprehensive Loss:
Net revenues	12,332	165,561	25,446	40,061	232,308	35,107
Cost of revenues(1)	(27,503)	(57,691)	(8,867)	(22,110)	(55,007)	(8,313)

Gross (loss)/profit	(15,171)	107,870	16,579	17,951	177,301	26,794
Operating expenses:
Sales and marketing expenses(1)	(28,534)	(283,055)	(43,505)	(62,935)	(259,849)	(39,269)
Research and development expenses(1)	(30,013)	(53,162)	(8,171)	(19,648)	(60,941)	(9,210)
General and administrative expenses(1)	(8,754)	(19,807)	(3,044)	(6,958)	(26,291)	(3,973)

Total operating expenses	(67,301)	(356,024)	(54,720)	(89,541)	(347,081)	(52,452)
Loss from operations	(82,472)	(248,154)	(38,141)	(71,590)	(169,780)	(25,658)
Other income/(expenses):
Interest income	2,671	934	144	509	1,406	213
Foreign exchange related (losses)/gains, net	(9,839)	7,145	1,098	3,658	(828)	(125)
Change in fair value of short-term investment	59	750	115	—	—	—
Other income/(expenses), net	412	2,172	334	1,469	(604)	(92)

Net loss before tax	(89,169)	(237,153)	(36,450)	(65,954)	(169,806)	(25,662)
Income tax expense	—	(5,606)	(862)	(1,315)	(12,456)	(1,882)

Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)

Series A Preferred share redemption value accretion	(3,601)	(3,105)	(477)	(1,815)	(1,313)	(198)
Series B Preferred share redemption value accretion	(11,548)	(12,565)	(1,931)	(6,077)	(6,705)	(1,013)
Series C Preferred share redemption value accretion	—	(11,147)	(1,713)	(934)	(10,520)	(1,591)

Net loss attributable to ordinary shareholders	(104,318)	(269,576)	(41,433)	(76,095)	(200,800)	(30,346)

Foreign currency translation adjustment, net of nil tax	12,995	(24,983)	(3,839)	(6,173)	2,596	392

Comprehensive loss	(76,174)	(267,742)	(41,151)	(73,442)	(179,666)	(27,152)

Net loss per ordinary share attributable to ordinary shareholders
—Basic and Diluted	(5.28)	(13.59)	(2.09)	(3.85)	(10.12)	(1.53)
Weighted average number of ordinary shares used in per share calculation
—Basic and Diluted	19,770,990	19,834,535	19,834,535	19,775,878	19,834,535	19,834,535

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	206	1,009	588	89
Sales and marketing expenses	839	2,380	366	874	2,182	330
Research and development expenses	2,285	3,799	584	1,718	12,592	1,903
General and administrative expenses	139	997	153	152	4,301	650

Total	4,520	8,517	1,309	3,753	19,663	2,972

The following table presents our summary consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of June 30,
	2016	2017		2018
				Actual		Pro forma(1)		Pro forma as adjusted(2)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Current assets:
Cash and cash equivalents	41,301	416,483	64,012	378,372	57,181	378,372	57,181
Short-term investments	121,336	35,422	5,444	—	—	—	—
Accounts receivable, net	—	7,236	1,112	11,434	1,728	11,434	1,728
Prepayments and other current assets	2,959	21,907	3,367	46,873	7,084	46,873	7,084
Total current assets	165,596	481,048	73,935	436,679	65,993	436,679	65,993
Total assets	167,214	494,325	75,976	467,368	70,630	467,368	70,630
Total current liabilities	44,807	288,499	44,341	421,342	63,675	421,342	63,675
Total liabilities	46,307	290,407	44,634	423,452	63,994	423,452	63,994
Total mezzanine equity	286,946	651,904	100,196	670,443	101,320	—	—
Total shareholders’ (deficits)/equity	(166,039)	(447,986)	(68,854)	(626,527)	(94,684)	43,916	6,636

Notes:

(1)

The summary consolidated balance sheet data as of June 30, 2018 is presented on a pro forma basis to reflect the automatic conversion of all of our outstanding Series Seed preferred shares into 3,645,501 Class A ordinary shares, Series A preferred shares into 5,531,104 Class A ordinary shares, Series B preferred shares into 7,895,711 Class A ordinary shares and Series C preferred shares into 5,295,380 Class A ordinary shares upon the completion of this offering.

(2)

The summary consolidated balance sheet data as of June 30, 2018 is presented on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series Seed preferred shares into 3,645,501 Class A ordinary shares, Series A preferred shares into 5,531,104 Class A ordinary shares, Series B preferred shares into 7,895,711 Class A ordinary shares and Series C preferred shares into 5,295,380 Class A ordinary shares upon the completion of this offering; and (ii) the sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

The following table presents our summary consolidated cash flow data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(9,240)	(9,581)	(61,949)	(9,362)
Net cash (used in)/ provided by investing activities	(121,677)	69,901	10,774	119,128	22,223	3,359
Net cash provided by/(used in) financing activities	—	377,191	57,973	324,623	(798)	(121)

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	59,477	434,170	(40,524)	(6,124)
Effect of exchange rate changes on cash and cash equivalents	2,312	(11,790)	(1,813)	(2,420)	2,413	365
Cash and cash equivalents at beginning of the period	199,257	41,301	6,348	41,301	416,483	62,940
Cash and cash equivalents at end of the period	41,301	416,483	64,012	473,051	378,372	57,181

Non-GAAP Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss excluding share-based compensation expenses, depreciation, amortization, interest income and income tax. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)
Add:
Share-based compensation expenses	4,520	8,517	1,309	3,753	19,663	2,972
Depreciation of property, plant and equipment	550	1,027	158	381	2,036	308
Amortization of prepaid interest expense and service fees to loan companies	—	269	41	13	1,685	255
Income tax expenses	—	5,606	862	1,315	12,456	1,882

Subtract:
Interest income	2,671	934	143	509	1,406	212

Adjusted EBITDA	(86,770)	(228,274)	(35,085)	(62,316)	(147,828)	(22,339)

Adjusted net loss represents net loss excluding share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)
Add:
Share-based compensation expenses	4,520	8,517	1,309	3,753	19,663	2,972

Adjusted net loss	(84,649)	(234,242)	(36,003)	(63,516)	(162,599)	(24,572)

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history in a new market at the intersection of the rapidly evolving AI technology and education industries and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our flagship mobile app, “English Liulishuo,” in 2013, and introduced our AI-powered DongNi English course in 2016. Through our mobile platform, we offer English learning products and services primarily based on AI technologies. Therefore, we operate at the intersection of AI technology and education industries, both of which are rapidly evolving. Our business model, on the basis of integration of AI technologies into language learning, is relatively new and we expect that it will continue to evolve as we grow.

We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. Although our revenues have grown rapidly since we began monetization, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to expand our user base and convert non-paying users into paying users, provide high-quality products and services, enhance our technology and data capabilities, build our reputation and promote our brand, improve our operational efficiency, attract, retain and motivate talented employees, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and increase spending of paying users on our products and services, our business and prospects may be materially and adversely affected.

We generate revenues primarily from users paying for our courses and services. Therefore, our ability to attract and retain users, convert our non-paying users into paying users, and increase spending of paying users on our courses and services is critical to the continued success and growth of our business. Such ability primarily depends on the overall experience we provide to our users, as well as the actual or perceived effectiveness of our courses.

Although we have been able to develop a large and rapidly growing user base, to continue to do so, we must attract users by continuing to build our brand and reputation as an effective English learning platform, as well as effectively market and precisely target our products and services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality courses and content covering a wide range of interests and formats, introduce effective learning products and services, develop engaging platform features, and build and manage a sticky user community.

However, we cannot assure you that our users will consider their experience satisfactory or our products and services effective. For example, users who cannot make a progress or feel like they are not making progress may attribute such failure to the ineffectiveness of our courses. In addition, some users may encounter trouble in navigating our mobile apps or experience technical difficulties, such as failure of our mobile apps to correctly recognize and properly record speech. Further, our users may not be satisfied with their experience with WeChat-based study groups, which may be caused by our online study advisors or by other users in the group. They may not like the mechanism of having a separate WeChat-based study group, and find the social interactive features of our mobile apps inadequate.

If we fail to address, among other things, any of the foregoing challenges, users may become frustrated by or dissatisfied with our products and services, and may leave our platform without making purchases, and paying users may discontinue using our products and services. As a result, our business, results of operations and financial condition could be materially and adversely affected.

The success and future growth of our business relies to a large extent on the public recognition and acceptance of our AI-powered education approach, the actual and perceived effectiveness of such education approach and mobile apps as learning tools.

Our products and services are primarily AI-driven, with AI technologies built into the core of our courses, which transforms the traditional approach to education. We operate our courses and services on our mobile platform, whereas it is customary in the education industry to have in-person teaching. The general public, many of whom are our potential users, may not recognize and accept the concept of learning on a mobile app rather than from a human teacher. They may also have concerns over the feasibility and effectiveness of our AI teacher and our products and services, considering that our business model is relatively new and there are few player with proven track records in the market. If our users are unable to experience actual improvements of their English proficiency after spending a reasonable amount of time with our AI teacher, they may consider our education approach ineffective. As a result of the foregoing, the general public may not choose our products and services, and may stick with traditional in-person teaching. If we fail to educate and show existing users and potential users about the value and the effectiveness of our innovative approach as well as further promote our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred net losses of RMB89.2 million in 2016 and RMB242.8 million (US$37.3 million) in 2017, and also net losses of RMB67.3 million in the first half of 2017 and RMB182.3 million (US$27.5 million) in the first half of 2018. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, especially our sales and marketing expenses. There can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

We may fail to continue to develop, innovate and utilize our technologies, especially AI technologies, which are core to our success.

We believe our technologies are core to our success and are critical to the implementation of our business model. Our products and services are empowered by our technologies, especially our AI technologies. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of AI technology in education is still at an early stage and under exploration. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may not be able to develop and introduce new products and services or upgrade existing products and services to meet changing user preferences in a timely and cost-effective manner, which may adversely affect our business, financial performance and prospects.

To attract users to our platform and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. Users come to our platform aiming to improve their English proficiency, which is a general and broad concept. It is difficult to predict the preferences of a particular user or a specific segment of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. Going forward, we may also introduce new products and services in areas beyond English learning, with which we have little or no prior experience. Such efforts may require us to make substantial investment in additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

We incur significant expenses on and devote significant resources to generating and acquiring user traffic from third party channels.

We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. Therefore, a significant portion of user traffic to our platform is generated from third-party channels, such as app stores of various major mobile brands as well as social network platforms. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. We incurred branding and marketing expenses of RMB15.8 million in 2016, RMB165.1 million (US$25.4 million) in 2017, RMB30.6 million in the first half of 2017 and RMB130.0 million (US$19.6 million) in the first half of 2018. Our ability to convert user traffic to registered users and retain that user base depends on users’ satisfaction with the quality of our products and services offered on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

If fewer users are motivated or inspired to improve their English proficiency, the demand for our products and services may decline, which may in turn adversely affect our business and results of operations.

Users choose our products and services to improve their English proficiency for various reasons. Some would like to study abroad in the future, some would like to be able to communicate in English at work, and some simply wish to improve their English pronunciation. However, without a specific target, such as standardized test preparation or improving grades at school, user demands for our products and services may be elastic. Some users may become less motivated or inspired to learn English or become occupied by work or other interests, and discontinue learning English. Some users may switch to products and services more specifically targeted at test preparation or designed to fit school curricula. If demand for our products and services decline, our business and results of operations may be adversely affected.

We may not be able to successfully execute our strategies and effectively manage our growth and the increasing complexity of our business, which could negatively impact our brand, financial performance and prospects.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we execute our strategies, and expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.

For example, we may face additional challenges as we implement our strategy to attract a more global user base. We may be subject to laws and regulations of other jurisdictions that are more stringent, which may significantly increase our compliance costs and adversely affect our results of operations and financial condition. In addition, we may not able to effectively attract global users and collect sufficient data to train our AI teacher, which may in turn impair the effectiveness of our products and services. Furthermore, we may not be able to generate sufficient revenue from the global market and offset the costs incurred by the expansion, which could negatively impact our financial performance and prospects.

We face competition from players in multiple industries and may fail to compete effectively.

We potentially could face competition not only from providers of online and offline education services, but also from technology and internet players, especially those actively developing AI technology. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand. Technology and internet players that are larger than us may devote more resources to research and development, introduce new technology faster than us or have capabilities more advanced than ours. We also compete with them for talent with technological expertise, which is critical to the sustained development of our technology and products and services. We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

Our business and results of operations may be harmed by any failure to maintain and enhance the value of our brand, as well as any negative or malicious publicity about us.

Market recognition of our brand is critical for us to remain competitive. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of courses provided by our AI teacher. We may also engage in branding efforts such as marketing campaigns and online advertising. Our branding efforts, however, may not be successful and receive anticipated results, and we may incur significant branding costs along the way. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our products and services, we may not be able to maintain our current level of users, and our results of operations may be materially and adversely affected. Furthermore, any negative or malicious publicity relating to our company, our products and services could harm our brand image and in turn materially and adversely affect our business and results of operations.

We may not be able to successfully diversify our revenue streams.

We generate revenues primarily from our DongNi English course, which is powered by our AI teacher. In supplement to the standard courses, we also provide practice IELTS speaking tests, a dedicated course package for pronunciation improvement, and premium services which involve contract human teachers. In addition to individual users, we provide enterprise services to corporate customers. Going forward, we may further expand our offerings to diversify our revenue streams and user base. However, we may not be successful in doing so. For example, not every enterprise has an incentive to acquire training to improve their employees’ English proficiency, and the growth in our corporate clientele may reach a bottleneck. Our test-preparation and premium services may not reach the same level of acceptance as our standard courses. Our new offerings in areas other than English learning may fail to address the demands and preferences of users. If we cannot successfully diversify our revenue streams, our future growth will be hindered.

Our success relies on the continuing efforts of our senior management team and qualified key personnel, and our business may be harmed if we are unable to retain or motivate them.

Our business operations depend on the continued services of our senior management team and qualified key personnel, particularly our three founders and the executive officers named in this prospectus, as well as our AI scientists.

Although we have provided different incentives to our senior management team, we cannot assure you that we can continue to retain their services. One or more of our key executives may be unable or unwilling to continue in their present positions. Meanwhile, we have also provided attractive compensation packages to our qualified key personnel. However, considering the intense market demand and competition for qualified and skilled personnel, especially for AI scientists, we may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for qualified and skilled personnel have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them.

If we are unable to retain the services of our senior management team or qualified key personnel, we may not be able to find suitable replacements or may incur significant expenses in finding such replacements, thus our future growth may be constrained, our business may be severely disrupted and our results of operations and financial condition may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Failure to effectively train and efficiently manage our online study advisors and our premium services teachers may materially and adversely affect the effectiveness of our courses, as well as harm our reputation and results of operations.

Our in-person services are provided primarily through our online study advisors, or OSAs. Our OSAs manage the WeChat-based study groups, which users of DongNi English and Authentic Pronunciation can join. Our OSAs help motivate users and monitor their progress, and respond to users’ queries through these study groups. As they are the ones who interact directly with our users, they are critical to the quality of user experience and our reputation. As of June 30, 2018, we had over 1,000 online study advisors and the average number of users managed by each online study advisor was approximately 500. With the rapid increase of our user base, we face increasing challenges in managing the capacity of our online study advisors and the quality of their services. We generally seek to hire and train qualified and dedicated personnel who have a strong command of the English language and are capable of delivering innovative and inspiring instructions. We train our online study advisors when they are on board and also provide continued training to ensure that they stay abreast of changes in user demands, user preference and other key matters necessary to provide services effectively. However, we may not be able to recruit, train and retain a sufficient number of them while maintaining consistent service quality. A shortage of qualified online study advisors or a decrease in the quality of their service, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, results of operations and financial condition.

In addition, our premium services include tutoring sessions with contract human teachers. We have certain selection criteria for and provide on-board training to those teachers. We have also implemented performance reviews on a regular basis and users rating mechanism to monitor the teaching quality. However, we may not be able to train and effectively manage our premium services teachers, which may result in an unsatisfactory user experience. As a result, the effectiveness of our courses may be impaired and would in turn have a material adverse effect on business, results of operations and financial condition.

If our AI program or algorithms contain material defects, we may incur significant expenses to remediate such defects, which may cause reputational damage and market share loss.

Our courses are powered by our AI programs and algorithms, which address complex challenges in adaptive learning, autoscoring, speech recognition, grammar error detection, pragmatic error detection, synonym analysis and semantic understanding. If any part of our AI program or algorithms contains material defects, not only the corresponding portion of our courses would be impaired, but also the overall function of products and services. We may incur significant expenses to remediate such defects, or may not be able to correct them at all. We have not experienced any material defects to date, but there can be no assurance that our AI programs and algorithms are flawless. If any incidents of material defects took place, our user experience would be significantly harmed, and users may lose confidence and trust in our courses. As a result, we may incur significant reputational damage and market share loss.

We may face risks arising from the fact that we had operated our business without an ICP License, which may materially and adversely affect our business, financial condition and operational results.

Regulation on value-added telecommunications services, or VATS, in China is strict and has been developing, while the interpretation and enforcement of relevant laws and regulations has been and continues to be uncertain. Pursuant to the PRC Regulations on Telecommunication, in order to engage in VATS, a service provider must obtain a value-added telecommunications business operating license, or VATS License, from the MIIT or its provincial level counterparts. According to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service,” or an ICP License. The operation of internet information service absent the ICP License would result in confiscation of illegal revenues generated from the provision of such service as determined by the competent government authority, imposition of fines up to several times such illegal gains, and under serious circumstances, suspension of the illegal operation.

Through one of our VIEs, Shanghai Liulishuo, we have provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through our mobile apps fell in the scope of VATS. The 2016

MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

In order to adapt to the regulatory requirements, we applied and obtained an ICP License through Shanghai Liulishuo in May 2018 from the competent government authority, Shanghai Communications Administration, for our two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo.” However, we cannot assure you that our operations before the ICP License was obtained will not be regarded by the MIIT or its local counterpart as historical non-compliance, in which case we may be subject to penalties. Our business, financial condition, expected growth and prospects would be materially and adversely affected if we were subject to such penalties.

We may face intellectual property infringement claims and other claims of third party rights, which may be expensive to defend and may disrupt our business and operations.

We cannot assure you that our operations, including courses and services, involving technologies and mobile platforms, or any aspects of our business do not or will not infringe upon or violate intellectual property rights (including but not limited to trademarks, patents, copyrights, know-how) or other rights (including but not limited to portraiture right) owned or held by third parties. We may also be subject to legal proceedings and claims relating to intellectual property rights or other rights of third parties in the future.

We have certain unauthorized third party content on our platform, and we are in the process of removing unauthorized content from our platform and obtaining rights to use such content from the copyright holders. Additionally, there may be third-party intellectual property rights, portraiture right or other rights that are infringed by our products, services or other aspects of our business without our awareness. To the extent that our employees or consultants use intellectual property owned by others or unauthorized portraits in their work for us, disputes may arise as to the rights in related know-how and inventions, portraits and other proprietary assets. In addition, our Liuliba community is open to all users. Content posted by our users on our Liuliba platform, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, our users may share English learning materials or methods with other users by posting a video, audio clip or other forms of content on Liuliba, which may subject us to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although we have required our users to post only legally compliant and non-offensive materials, a third party may still find user-generated content posted on our platform infringing intellectual property rights or other rights or offensive and take action against us in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property, and may incur increasing costs to protect us against such infringements. If we fail to protect our intellectual property rights, our brand and business may suffer.

We regard our patents, software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain the intellectual property rights relating to our technology and course materials. We have devoted considerable time and resources to the development and improvement of, among others, our websites, mobile apps and our course materials.

We primarily rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our management, employees and others, as well as the contractual arrangements with third party consultants in connection with product or learning content development, to protect our proprietary rights. See “Business—Intellectual Property.” However, we cannot assure you that such existing measures are sufficient and effective. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Monitoring and preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

Privacy concerns relating to our platform and the handling of user information could damage our reputation, and deter current and potential users and other customers from using our products and services.

Our platform stores and processes certain personal and other sensitive data provided by our users. Personally identifiable and other confidential information is subject to increased regulations in domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any personal information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We have already implemented certain technical measures to address the privacy concerns. However, we cannot assure you that our existing measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Any breaches to our security measures, including unauthorized access, computer viruses and cyber-attack, may adversely affect our database, reduce the use of our platform, impact our users’ experience and privacy as well as damage our reputation and brand names.

The massive volume of data that we process and store makes us or third party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and other customers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

The PRC Cyber Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. We are making efforts to comply with the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the PRC Cyber Security Law. If we were found by the regulatory authorities to have failed to comply with the PRC Cyber Security Law, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would also be adversely affected. In addition, in light of the evolving regulatory framework of China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could reduce the attractiveness of our platform and services and result in a loss of users.

In the event of a platform outage and physical data loss, the performance of our platform and services would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users. Our servers and backup system are hosted and maintained at cloud servers by a third-party service provider. Our operations depend on the ability of such third-party service provider to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to the facilities of such third-party service provider, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or services, whether as a result of third party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and other customers. Additionally, we do not maintain business interruption insurance or general third party insurance. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platform or posted by us on other platform, which may materially and adversely affect our business and results of operations.

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

According to the Administrative Provisions on Mobile Internet Applications Information Services promulgated by the Cyberspace Administration of China, or CAC, effective in August 2016, providers of mobile apps may not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt such measures as warning, restricted release, suspension of updates and closure of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warnings, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and results of operations.

Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain a license from CAC or its local counterpart, and shall repost news issued by domestic news entities within such scope as prescribed by the government. The reposting of news published by foreign media is generally prohibited without prior approval. Certain learning materials we provide on our platform are from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed as illegally reposting foreign news by the relevant PRC government authorities, which will subject us to various penalties, including fines and suspension of such provision.

We may also become involved in governmental investigation or exposed to administrative penalty relating to content posted by us on our and other platforms. For example, we recently received a fine of RMB100,000 due to the use of certain exaggerating and inaccurate phrases regarding our platform which violated PRC Advertisement Law. We have paid such penalty as required by the administrative order from the competent authority.

In addition, we may also be subject to intellectual property infringement claims or other allegations as the content posted by us or our users on our online platform may infringe intellectual property or other rights held by any third party. See “—Risks Relating to our Business—We may face intellectual property infringement claims and other related claims of third party rights, which may be expensive to defend and may disrupt our business and operations.”

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users and other customers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or other customers or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products and services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available on both iOS and Android systems across a variety of mobile devices. We depend on the interoperability of our products and services with popular devices and mobile operating systems that we do not control. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with their operating systems, networks, devices and standards. We also cooperate with key participants in the mobile industry to put our products on the front page of their respective apps stores and label our products as recommended, which helps us attract prospective users. If we cannot maintain such relationships at reasonable costs or at all, we may not get sufficient exposure on their respective platforms, which will impair our ability to acquire traffic. Moreover, we are subject to the terms, policies and conditions of the app stores. If any of the key participants finds us to be in violation of the terms, policies and conditions of its app store, it may seek economic damages from us or remove our products from its app store. Such incident would also harm our relationship with the key participant. Further, if the number of systems, networks and devices for which we develop our products and services increases, it will result in an increase in our costs and expenses, and adversely affect our net margin and results of operations.

We utilize payment collection channels to collect proceeds from our paying users’ purchases. Any failure by those payment collection channels to process payments effectively and securely may materially and adversely affect our revenue realization and brand recognition.

We depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of our courses and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our courses and services. If there are security breaches or failure or errors in the payment process of these third parties, our user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users as they may be discouraged from purchasing products or services on our platform, which may have an adverse effect on our business and results of operations.

Our operations depend on the performance of the public communications infrastructure in China.

Almost all access to mobile and internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s public communications networks, such as mobile, internet or the fixed telecommunications networks. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the public communications infrastructure in China will be able to support the demands associated with the continued growth in usage. In addition, we have no control over the costs of the services provided by public communications service providers. If the prices we pay for their services rise significantly, our financial performance may be adversely affected. Furthermore, if mobile access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

We rely on WeChat, a third party social network program, to conduct parts of our courses and deliver a significant portion of our services.

We rely on WeChat, a third party social network program, to support our AI-powered courses and deliver a significant portion of our communications with users. In particular, our paying users are invited to join WeChat-based study groups conducted by our online study advisors, who then provide more personalized assistance as well as engage in cross-selling efforts on WeChat. If we are not able to conduct the foregoing activities on WeChat or have to incur significant expenses in doing so, we may have to move the functions to our own platform or other third-party platform. However, as WeChat is one of the largest social platforms in China, other platforms that do not have the same level of user base and user engagement may not be as effective as WeChat in performing the foregoing functions. Therefore, any interruption to or discontinuation of our cooperative relationship with the operator of WeChat may severely and negatively impact our ability to deliver our services to users.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our combined financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail, and may result in equity and earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology and data capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may make investments from time to time in facilities, hardware, software, technological systems and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to register with governmental authorities and participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. In addition, companies registered in China are required to apply for work permits for their foreign employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees and have also been reliant on third party service provider to pay social benefits mainly for our employees based outside of Shanghai. Besides, we are still in the process of applying for work permit for some of our foreign employees. We are in the process of rectifying these practices and will continuously make efforts to comply with the relevant PRC regulations. Our failure in making contributions to various employee benefit plans in strict compliance with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. Further, our failure to timely obtain work permit for our foreign employees may subject us to penalties and we may be unable to hire such foreign employees. If any of the foregoing were to occur, our financial condition and results of operations may be adversely affected.

We have granted and may continue to grant restricted shares, share options and other share-based awards in the future, which may result in increased share-based compensation expenses.

We adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and a 2018 Share Incentive Plan, or the 2018 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Management—Share Incentive Plans.” For the years ended December 31, 2016 and 2017, we recorded approximately RMB4.5 million and RMB8.5 million (US$1.4 million), respectively, in share-based compensation expenses. For the six months ended June 30, 2017 and 2018, we recorded approximately RMB3.8 million and RMB20.0 million (US$3.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China and the United States. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In the United States, various federal and state labor laws govern the relationship with our employees and affect our labor costs, which covers workers’ compensation rates, mandatory health benefits and other wage and benefit requirements.

We expect that our labor costs both in China and the United States, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass on these costs to our users by increasing prices of our programs.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our users and other customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We are also vulnerable to natural disasters and other calamities. Our servers and back system are hosted and maintained at cloud servers by a third-party service provider. We cannot assure you that such third-party service provider will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We are subject to risks relating to our leased properties

Currently, all of our offices are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices. Besides, pursuant to relevant PRC laws and regulations, land that acquired through governmental allocation is prohibited from leasing without prior approval from competent governmental authorities. Otherwise, the relevant government authority may revoke such leases and take back these leased properties without compensation. Currently, certain of our leased properties are on land acquired through governmental allocation. If such lease agreements are revoked by the relevant government authority, we may therefore be forced to relocate to new offices.

Further, we have entered into certain lease agreements with parties who have not provided evidence of proper legal title to the leased premises or authorization from the legal owners for sublease of the premises. If such parties are not the legal owners, nor have they obtained the proper authorization from the legal owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate.

In the event we are forced to relocate, we may not be able to locate desirable alternative sites for our offices in a timely and cost-effective manner and the relocation of any of our offices may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages or the damages we collected could cover our relocation expenses.

We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce which does not apply to us) and major foreign investor must typically have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as most recently amended in June 2017, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through our VIEs. Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Gu Jiong, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Each of Shanghai Mengfan and Jiangsu Liulishuo have the same shareholding structure as Shanghai Liulishuo. We have entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of our VIEs, and hence consolidate their financial results as our variable interest entities under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our WFOE and our VIEs, both currently and immediately after giving effect to this offering, does not and will not violate applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law, both currently and immediately after giving effect to this offering, are and will be valid, binding, and do not and will not violate applicable PRC laws or regulations currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the Ministry of Commerce, or MOFCOM, published a discussion draft of a proposed Foreign Investment Law for public review and comments in January 2015 which, if enacted into law, would represent a major change to the laws and regulations relating to variable interest entity structures. See “—Risks Relating to Doing Business in China—Our business may be significantly affected by the draft Foreign Investment Law, if implemented as proposed.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our mobile apps, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•

restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on variable interest entity contractual arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with Shanghai Liulishuo, Shanghai Mengfan, Jiangsu Liulishuo, and their respective shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Corporate History and Structure.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIEs.

If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, the shareholders of the VIEs shall pledge all equity interests they hold in the VIEs to our WFOE pursuant to the equity pledge agreements. As of the date of this prospectus, we have registered the equity pledges for Shanghai Liulishuo and Shanghai Mengfan with the local branch of the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC, in accordance with PRC laws to perfect their respective equity pledges, and are still in the process of completing such registration for Jiangsu Liulishuo. If any of the shareholders of our VIEs incur any liabilities, such equity interests they hold in our VIEs may be subject to recourse by their third party creditors, before equity pledge registration is completed. In such case, our rights under these contractual arrangements will be adversely affected. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

A significant portion of equity interests in our VIEs are held by our shareholders, directors and executive officers or affiliates thereof. They may have potential conflicts of interest with us. These equity interests holders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the equity interests holders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these equity interests holders and our company. For the equity interests holders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in what they consider in good faith to be in the best interests of our company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the equity interests holders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs and our VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Yuguan’s taxable income. In addition, if Yuguan requests the shareholders of our VIEs to transfer their equity interest in or the assets of the VIEs at the price prescribed in the contractual agreements, and if such price is deemed below fair market value determined by the tax authority, or if the shareholders of our VIEs pay Yuguan any transfer price or distribution they receive in respect of the equity interests they hold in our VIEs according to the contractual arrangements, Yuguan may be subject to PRC income tax liabilities for such transactions. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if the entities go bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, these entities hold certain assets that are material to the operation of our business. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, dispose of any of its material assets (other than those occurring in the ordinary course of business), or create any security interest or other encumbrances on any of its assets for the benefit of any third party, without our prior written consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between industry sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our business may be significantly affected by the draft Foreign Investment Law, if implemented as proposed.

On January 19, 2015, MOFCOM published the draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principle plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposed significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. MOFCOM solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will impact regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a variable interest entity structure, whether or not these companies are controlled by PRC parties, while it solicited comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a variable interest entity structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue to maintain the variable interest entity structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the education and value-added telecommunications industries, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be completed in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and applicable foreign invested enterprises. Aside from investment implementation report and an investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT (currently known as the State Administration of Radio and Television), and MIIT, jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which became effective on January 31, 2008 and was last amended on August 28, 2015. Among other things, the Audio-Visual Program Provisions stipulated that no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On March 17, 2010, SAPPRFT promulgated the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, clarifying the scope of internet audio-visual programs services, which was amended on March 10, 2017. The making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

Our key English learning products are featured by AI teachers and as part of the components of our courses, we offer short English audio clips on our mobile apps for users to listen and repeat, and then user-recorded audios will be automatically generated, which can be repeatedly played by the users. In our premium service and live courses provided thereunder, which are supplemental to our standard courses, we deliver our courses in live streaming format where the foreign teachers are able to provide live courses to a limited number of specific users. The live audio/video data are transmitted through our mobile apps between the specific recipients instantly without any further redaction. We believe the AI-powered courseware we offer and the live courses we transmit distinguish us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not take a view contrary to our opinion. In addition, our community Liuliba allows our users to post audio-visual contents in connection with English learning, which is likely to subject us to the licensing requirement for internet audio-visual programs.

The Categories describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the SAIC, and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. As of the date of this prospectus, no explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where our operating entity of our online platform and our VIE, Shanghai Liulishuo, was incorporated.

We operate online platform that provides online training programs through the internet, and our PRC subsidiaries and our operating entity of our online platform are registered with local counterparts of the SAIC as for-profit enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is not clear how these regulatory requirements shall be applied to us. During our previous consultation with relevant governmental authorities, we were informed that we are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for our operation of online education platform. However, we cannot assure you that the government authorities will not take a different view in the future. We may be required to obtain the above-mentioned, or any other approvals, licenses, permits or filings, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions. If we fail to obtain any of the required licenses, approvals, permits or filings or comply with such additional regulatory requirements, our continued business operations may be disrupted and we may be subject to various penalties, all of which will materially and adversely affect our business, financial condition and results of operations.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the CAC, the MIIT, the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, which we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps, including our course materials, the articles or audio-visual content uploaded by users in Liuliba, may be deemed as “internet cultural products,” and our use of those contents may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our mobile apps. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, the articles or audio-visual contents uploaded by the users in Liuliba, through our mobile apps, may be regarded as “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard us as a live-streaming platform and may thus subject us to the requirement of making necessary filings as a live-streaming platform. We currently have not obtained any of the above licenses or have made any such filings. Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from CAC or its local counterpart. Certain learning materials we provide on our platform are from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. If we fail to do so, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations.

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—Regulations Related to Dividend Distribution,” “Regulation—Regulations Related to Taxation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to our PRC subsidiaries and our VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC entities by making additional capital contributions to our PRC subsidiaries or providing loans to our PRC subsidiaries and VIEs, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and VIEs is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our VIEs through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. As of the date of this prospectus, the maximum amount we may loan to our PRC subsidiaries and VIEs in aggregate is US$60 million, as only Yuguan has a positive Total Investment and Registered Capital Balance of US$60 million, and all of our PRC subsidiaries and VIEs have negative or very limited net assets, which prevents us from providing loans to them using the Net Assets Limit. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. Please see “Regulations—Regulations Related to Foreign Exchange—Regulation on

Foreign Currency Exchange” and “Regulations—Regulations Related to Foreign Exchange—Regulations on Foreign Debt.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, to fund our existing VIEs or to establish and fund new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIEs, or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals or we are found to be in violation of any applicable laws with respect to foreign currency exchange, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected and we may be subject to penalties, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Regulations—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin, who are our beneficial owners and PRC residents, completed the initial SAFE registration pursuant to SAFE Circular 75, and are in the process of applying for amendment of such registration reflecting the subsequent change of our shareholding structure since then. There can be no assurance that such amendment of registration can be successfully completed in a timely manner. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with, applicable SAFE regulations, including their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and other relevant implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and other relevant implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, and the Rules of MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, supervisor, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us or our ability to conduct other foreign exchange transactions. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADSs or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangements with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. In October, 2017, the State Administration of Taxation issued the Announcement on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-PRC resident enterprise income tax and replaced SAT Circular 698. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises. Gains derived from the transfer of PRC taxable assets by a direct holder that is a non-PRC resident enterprise is subject to PRC enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose,” the following factors are considered: whether the value of the equity interest of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a PRC establishment or place of business are to be included in the enterprise income tax filing of the PRC establishment or place of business, and are subject to a PRC enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Failure to withhold applicable tax will also subject the transferee to penalties under PRC tax laws. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

We face uncertainties as to the application of SAT Bulletin 7 and/or SAT Bulletin 37, including reporting and other obligations with respect to certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in the transactions. For transfer of our shares by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in filings under SAT Bulletin 7 and/or SAT Bulletin 37. We may be required to allocate valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, to request relevant transferors from whom we purchase taxable assets to comply with these rules, or to establish that we should not be taxed under these rules, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based companies listed in the United States and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We intend to apply to list our ADSs on the [NYSE/Nasdaq Global Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	announcements of new policies, rules or regulations relating to the internet or the financial services industry in China;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each ordinary share is currently entitled to one vote. Immediately after the completion of this offering, each Class B ordinary share will become entitled to ten votes, whereas each Class A ordinary share will continue to be entitled to one vote. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. [Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a founder to any person who is not a founder affiliate of such founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share from a founder to any person who is not a founder affiliate of such founder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. ]

Our founders, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin, beneficially own all of our outstanding Class B ordinary shares. Immediately prior to the completion of this offering, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin beneficially own approximately 27.9%, 11.9%, and 6.9% of the aggregate voting power of our company, and will beneficially own approximately         %,         %, and         % of the aggregate voting power of our company upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share immediately after the completion of this offering.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              Class A ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our shareholders, our officers, and our directors, have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$              per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between (1) our pro forma net tangible book value as adjusted per ADS of US$              as of             , after giving effect to this offering and the concurrent private placements and (2) the initial public offering price of US$             per ADS. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Fangda Partners, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the [NYSE/Nasdaq Global Market] because (i) our wholly owned PRC subsidiaries were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangements among our WOFE, our VIEs and their shareholders as a type of acquisition transaction regulated by the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares immediately after the completion of this offering. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/Nasdaq Global Market], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the AI technology and education industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, third-party service providers and other stakeholders;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The AI technology and education industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the AI technology and education industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                  , or approximately US$                  if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                  per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                  per ADS would increase (decrease) the net proceeds to us from this offering by US$                  , assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$ for research and development, to continue to invest in and develop our technologies, particularly artificial intelligence and big data capabilities.

•	approximately US$ for selling and marketing, including marketing and promotional activities to acquire users and strengthen our brand; and

•	the balance for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries through loans or additional capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and VIEs is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our VIEs through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. As of the date of this prospectus, the maximum amount we may loan to our PRC subsidiaries and VIEs in aggregate is US$60 million, as only Yuguan has a positive Total Investment and Registered Capital Balance of US$60 million, and all of our PRC subsidiaries and VIEs have negative or very limited net assets, which prevents us from providing loans to them using the Net Assets Limit. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in, PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contribution to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering and (ii) the sale of          Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$          per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

Unaudited pro forma basic and diluted net income per ordinary share reflects the effect of the conversion of preferred shares as follows, as if the conversion occurred as of the beginning of the period or the original date of issuance, if later.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
Mezzanine equity:	RMB	US$	RMB	US$	RMB	US$
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding; none outstanding on a pro-forma basis; redemption amount of RMB11,644,222)	28,338	4,282	—	—
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding; none outstanding on a pro-forma basis; redemption amount of RMB80,040,266)	74,563	11,268	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding; none outstanding on a pro-forma basis; redemption amount of RMB210,262,834)	207,732	31,393	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding; none outstanding on a pro-forma basis; redemption amount of RMB361,480,071)	359,810	54,377	—	—
Total mezzanine equity	670,443	101,320

Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.001 par value; 57,956,630 shares authorized, 158,861 shares issued and outstanding; 22,526,557 shares issued and outstanding on a pro-forma basis)	1	0	142	21

	As of June 30, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Class B ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding; 19,675,674 shares issued and outstanding on a pro-forma basis)	121	18	121	18
Subscription Receivable	(122)	(18)	(122)	(18)
Additional paid-in capital	2,025	306	672,327	101,605
Accumulated other comprehensive loss	2,511	379	2,511	379
Accumulated deficit	(631,063)	(95,369)	(631,063)	(95,369)
Total shareholders’ (deficit)/equity	(626,527)	(94,684)	43,916	6,636

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	467,368	70,630	467,368	70,630

Note:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2018 was approximately US$                  , or US$                  per Class A ordinary share as of that date and US$                  per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$                  per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$                  per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been US$                  , or US$                  per ordinary share and US$                  per ADS. This represents an immediate increase in net tangible book value of US$                  per ordinary share and US$                  per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                  per Class A ordinary share and US$                  per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of June 30, 2018	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$                  per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$                  , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                  per Class A ordinary share and US$                  per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                  per Class A ordinary share and US$                  per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100.0%		US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 5,046,974 Class A ordinary shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at the end of the applicable period, that is, RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017, or RMB6.6171 to US$1.00, the noon buying rate on June 29, 2018, in each case as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 3, 2018, the noon buying rate for Renminbi was RMB6.8309 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August (through August 3)	6.8309	6.8281	6.8380	6.8154

Source: Federal Reserve Statistical Release

Note:

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Most of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed                  as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Fangda Partners, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (i) the contract is signed and/or performed within China, (ii) the subject of the action is located within China, (iii) the company (as defendant) has seizable properties within China, (iv) the company has a representative organization within China, or (v) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced our operations and launched our flagship “English Liulishuo” mobile app in 2013. Our three founders are Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin.

In August 2013, we incorporated LingoChamp Inc. under the laws of the Cayman Islands as our offshore holding company. In the same month, LingoChamp Inc. established a wholly-owned Hong Kong subsidiary, LingoChamp (HK) Limited, or LingoChamp HK. In November 2013, LingoChamp HK established a wholly-owned PRC subsidiary, Yuguan Information Technology (Shanghai) Co., Ltd., which we refer to as Yuguan or our WFOE in this prospectus. In October 2015, LingoChamp HK also established a wholly-owned PRC subsidiary, Yuling Cultural Communication (Shanghai) Co., Ltd., or Yuling. In August 2017, LingoChamp Inc. established a wholly-owned Delaware subsidiary, LingoChamp US, Inc., to operate our Silicon Valley AI Lab.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, we conduct such business in China through a variable interest entity structure. We currently conduct substantially all of our operations in China through Shanghai Liulishuo Information and Technology Co., Ltd., or Shanghai Liulishuo. We intend to further expand operations in China through Shanghai Mengfan Cultural Communication Co., Ltd., or Shanghai Mengfan, and Jiangsu Liulishuo Education Technology Co., Ltd., or Jiangsu Liulishuo, and have established variable interest entity contractual arrangements with these two entities. We collectively refer to Shanghai Liulishuo, Shanghai Mengfan and Jiangsu Liulishuo as our VIEs in this prospectus. Shanghai Liulishuo was established in 2013 when we commenced our operations, Shanghai Mengfan was established in December 2014, and Jiangsu Liulishuo was established in January 2018. Our WFOE has entered into variable interest entity contractual arrangements with each of our VIEs and their respective shareholders. For more details, please see “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our variable interest entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs, as of the date of this prospectus:

Notes:
(1)

Represents the 11,753,847 Class B ordinary shares beneficially owned by Dr. Yi Wang, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Dr. Yi Wang will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Dr. Yi Wang in our company prior to and immediately after this offering.

(2)

Represents the 5,010,931 Class B ordinary shares beneficially owned by Mr. Zheren Hu, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Mr. Zheren Hu will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Mr. Zheren Hu in our company prior to and immediately after this offering.

(3)

Represents the 2,910,896 Class B ordinary shares beneficially owned by Dr. Hui Lin, one of our founders, as of the date of this prospectus, each of which will be entitled to ten votes upon the completion of this offering on all matters submitted to the shareholders for a vote. Dr. Hui Lin will be able to exercise approximately     % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please refer to the beneficial ownership table in the section headed “Principal Shareholders” for more information on beneficial ownership of Dr. Hui Lin in our company prior to and immediately after this offering.

(4)

Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Gu Jiong, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Among them, Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin are beneficial owners, directors and officers of our company; Zhuhai Xinran Consulting and Management Co., Ltd. is an affiliate of the IDG entities that are beneficial owners of our company; Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership) is an affiliate of Trustbridge Partners V, L.P., a beneficial owner of our company; Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd. is an affiliate of the GGV entities that are beneficial owners of our company; Mr. Gu Jiong is an affiliate of CMC Lullaby Holdings Limited, a beneficial owner of our company; and the other two shareholders are affiliates of certain beneficial owners of our company. Each of Shanghai Mengfan and Jiangsu Liulishuo has the same shareholding structure as Shanghai Liulishuo.

Contractual Arrangements with our VIEs and Their Respective Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Yuguan (our WFOE), our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law.

Arrangements that provide us effective control over our VIEs

Proxy Agreements. Pursuant to the proxy agreements among Yuguan, our VIEs and their respective shareholders, each shareholder of our VIEs irrevocably undertakes to appoint a PRC citizen designated by Yuguan as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of our VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, other voting rights pursuant to the then-effective articles of association (subject to the amendments) of our VIEs, and execute relevant equity transfer agreements and other instruments and obtain necessary governmental approval, registration or filing on behalf of the shareholders when the equity interests held by such shareholders are transferred pursuant to the exclusive call option agreements. Each proxy agreement has an initial term of 30 years and shall be automatically renewed unless otherwise notified by our WFOE.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among Yuguan, our VIEs and their respective shareholders, shareholders of our VIEs shall pledge all of their respective equity interests in our VIEs to Yuguan to guarantee their and our VIEs’ performance of their and our VIEs’ obligations under the exclusive technology service agreements, the proxy agreements, the exclusive call option agreements and the equity pledge agreements. As of the date of this prospectus, we have registered the equity pledges for Shanghai Liulishuo and Shanghai Mengfan with the local branch of the SAIC in accordance with PRC laws to perfect their respective equity pledges, and are still in the process of completing such registration for Jiangsu Liulishuo. After the completion of the equity pledge registrations, in the event of a breach by our VIEs or their shareholders of contractual obligations under these agreements, Yuguan, as pledgee, will have the right to dispose of the pledged equity interests in our VIEs. The shareholders of our VIEs also undertake that, during the term of the equity pledge agreement, unless otherwise approved by Yuguan in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of our VIEs unconditionally and irrevocably agrees that the equity interest in our VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the proxy agreement, without her consent. In addition, each of them agrees not to assert any rights over the equity interest in our VIEs held by her respective spouse. In addition, in the event that any of them obtains any equity interest in our VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Technology Service Agreements. Pursuant to the exclusive technology service agreements between Yuguan and our VIEs, respectively, Yuguan has the exclusive right to provide to our VIEs services related to, among other things, technology, internet support, operation consulting, intellectual property licensing and product development. Yuguan has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Each of our VIEs agrees to pay Yuguan a service fee every year, at an amount reasonably determined by Yuguan considering relevant VIE’s revenue and other circumstances. This agreement will remain effective for an initial 30-year term and will be renewed automatically except that Yuguan is entitled to terminate the agreement upon the expiration of such 30-year term as long as a 30-day prior written termination notice is provided to our VIEs.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements among Yuguan, our VIEs and their respective shareholders, the shareholders of our VIEs irrevocably grant Yuguan an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests and/or assets in our VIEs, and the purchase price shall be the higher of capital contribution amount for their equity interests or net book value of such assets, as the case may be, or the lowest price permitted by applicable PRC law. The shareholders further undertake to pay to Yuguan any purchase price or other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of our VIEs undertake that, without prior written consent of Yuguan, they will not create any pledge or encumbrance on their equity interests in our VIEs, approve any transfer or in any manner disposal of their equity interests, dispose of or cause our company management to dispose of any material assets (other than those occurring in the ordinary course of business). The shareholders of each of our VIEs agree, among other things, without prior written consent of Yuguan, not to cause the relevant VIE to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, terminate any material contract or enter into any other contract which is in conflict with any existing material contract, appoint or remove its directors, supervisors or other management, be terminated, liquidated or dissolved, lend or borrow money or provide guarantee, or undertake any substantial obligation other than those occurred during the ordinary course of business. This agreement will remain effective till all of the equity interests and other assets of the relevant VIE have been transferred to Yuguan and/or its designated person.

In the opinions of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Yuguan and our VIEs, both currently and immediately after giving effect to this offering, do not and will not violate applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Yuguan, our VIEs and their respective shareholders governed by PRC law, both currently and immediately after giving effect to this offering, are and will be valid and binding, and do not and will not violate applicable PRC laws or regulations currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.” and “Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated comprehensive loss data for the six months ended June 30, 2017 and 2018, selected consolidated balance sheet data as of June 30, 2018, and selected consolidated cash flow data for the six months ended June 30, 2017 and 2018 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statement of Comprehensive Loss
Net revenues	12,332	165,561	25,446	40,061	232,308	35,107
Cost of revenues(1)	(27,503)	(57,691)	(8,867)	(22,110)	(55,007)	(8,313)

Gross (loss)/profit	(15,171)	107,870	16,579	17,951	177,301	26,794
Operating expenses:
Sales and marketing expenses(1)	(28,534)	(283,055)	(43,505)	(62,935)	(259,849)	(39,269)
Research and development expenses(1)	(30,013)	(53,162)	(8,171)	(19,648)	(60,941)	(9,210)
General and administrative expenses(1)	(8,754)	(19,807)	(3,044)	(6,958)	(26,291)	(3,973)

Total operating expenses	(67,301)	(356,024)	(54,720)	(89,541)	(347,081)	(52,452)
Loss from operations	(82,472)	(248,154)	(38,141)	(71,590)	(169,780)	(25,658)
Other income/(expenses):
Interest income	2,671	934	144	509	1,406	213
Foreign exchange related (losses)/gains, net	(9,839)	7,145	1,098	3,658	(828)	(125)
Change in fair value of short-term investment	59	750	115	—	—	—
Other income/(expenses), net	412	2,172	334	1,469	(604)	(92)

Net loss before tax	(89,169)	(237,153)	(36,450)	(65,954)	(169,806)	(25,662)
Income tax expense	—	(5,606)	(862)	(1,315)	(12,456)	(1,882)

Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)

Series A preferred share redemption value accretion	(3,601)	(3,105)	(477)	(1,815)	(1,313)	(198)
Series B preferred share redemption value accretion	(11,548)	(12,565)	(1,931)	(6,077)	(6,705)	(1,013)
Series C preferred share redemption value accretion	—	(11,147)	(1,713)	(934)	(10,520)	(1,591)

Net loss attributable to ordinary shareholders	(104,318)	(269,576)	(41,433)	(76,095)	(200,800)	(30,346)

Foreign currency translation adjustment, net of nil tax	12,995	(24,983)	(3,839)	(6,173)	2,596	392

Comprehensive loss	(76,174)	(267,742)	(41,151)	(73,442)	(179,666)	(27,152)

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(5.28)	(13.59)	(2.09)	(3.85)	(10.12)	(1.53)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	19,770,990	19,834,535	19,834,535	19,775,878	19,834,535	19,834,535

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	206	1,009	588	89
Sales and marketing expenses	839	2,380	366	874	2,182	330
Research and development expenses	2,285	3,799	584	1,718	12,592	1,903
General and administrative expenses	139	997	153	152	4,301	650

Total	4,520	8,517	1,309	3,753	19,663	2,972

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of June 30,
	2016	2017		2018
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Current assets:
Cash and cash equivalents	41,301	416,483	64,012	378,372	57,181
Short-term investments	121,336	35,422	5,444	—	—
Accounts receivable, net	—	7,236	1,112	11,434	1,728
Prepayments and other current assets	2,959	21,907	3,367	46,873	7,084
Total current assets	165,596	481,048	73,935	436,679	65,993
Total assets	167,214	494,325	75,976	467,368	70,630
Total current liabilities	44,807	288,499	44,341	421,342	63,675
Total liabilities	46,307	290,407	44,634	423,452	63,994
Total mezzanine equity	286,946	651,904	100,196	670,443	101,320
Total shareholders’ (deficits)/equity	(166,039)	(447,986)	(68,854)	(626,527)	(94,684)

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(9,240)	(9,581)	(61,949)	(9,362)
Net cash used in investing activities	(121,677)	69,901	10,744	119,128	22,223	3,359
Net cash provided by/(used in) financing activities	—	377,191	57,973	324,623	(798)	(121)

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	59,477	434,170	(40,524)	(6,124)
Exchange rate effect on cash and cash equivalents	2,312	(11,790)	(1,813)	(2,420)	2,413	365
Cash and cash equivalents at beginning of the period	199,257	41,301	6,348	41,301	416,483	62,940
Cash and cash equivalents at end of the period	41,301	416,483	64,012	473,051	378,372	57,181

Non-GAAP Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss excluding share-based compensation expenses, depreciation, amortization, interest income and income tax. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)
Add:
Share-based compensation expenses	4,520	8,517	1,309	3,753	19,663	2,972
Depreciation of property, plant and equipment	550	1,027	158	381	2,036	308
Amortization of prepaid interest expense and service fees to loan companies	—	269	41	13	1,685	255
Income tax expenses	—	5,606	862	1,315	12,456	1,882

Subtract:
Interest income	2,671	934	143	509	1,406	212

Adjusted EBITDA	(86,770)	(228,274)	(35,085)	(62,316)	(147,828)	(22,339)

Adjusted net loss represents net loss excluding share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(89,169)	(242,759)	(37,312)	(67,269)	(182,262)	(27,544)
Add:
Share-based compensation expenses	4,520	8,517	1,309	3,753	19,663	2,972

Adjusted net loss	(84,649)	(234,242)	(36,003)	(63,516)	(162,599)	(24,572)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading AI company in China that creates and delivers products and services to popularize English learning. Our proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. We believe our innovative approach fundamentally transforms learning. We were named on the list of “The 100 Most Promising Private Artificial Intelligence Companies in the World” for 2018 by CB Insights. We were one of seven companies from China on the list and the only Chinese company out of the two in the education category globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China.

Since our inception in 2013, we have built the Liulishuo platform from the ground-up to deliver a user-centric, personalized and effective English learning experience accessible to anyone, anywhere, at anytime. Built on cutting-edge proprietary AI technologies, our AI teacher delivers a more personally tailored learning experience to each user. We provide our products and services on-demand via our mobile apps, primarily our flagship “English Liulishuo” mobile app. Our scalable technologies and mobile platform enable us to offer course packages with attractive pricing at a massive scale.

Our business has grown rapidly, and our AI-powered education approach has received wide acceptance. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 7.2 million in the first half of 2018. Our freemium model allows us to attract users with free services and convert them into paying users. We began monetization in 2016, and the number of our paying users increased rapidly from approximately 70,500 in 2016 to approximately 815,700 in 2017, and further increased to approximately 1,016,100 in the first half of 2018. Our revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million (US$25.4 million) in 2017, and also from RMB40.1 million in the first half of 2017 to RMB232.3 million (US$35.1 million) in the first half of 2018. We incurred net losses of RMB242.8 million (US$37.3 million) in 2017 and RMB182.3 million (US$27.5 million) in the first half of 2018, as compared to net losses of RMB89.2 million in 2016 and RMB67.3 million in the first half of 2017, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s private education industry. We have benefited from the rapid economic growth, significant urbanization, and higher per capita disposable income of urban households in China, which has allowed many in China to spend more disposable income on education, a category of great importance given the considerable value Chinese culture traditionally places on education. We anticipate that the demand for education will continue to grow. We have also benefited from the increasing mobile internet penetration in China. While our business is influenced by factors affecting the private education industry in China generally, we believe that our results of operations are more directly affected by company-specific factors, including the following factors.

Market acceptance of AI-powered educational products and services

Our products and services are primarily AI-driven, with AI technologies built into the core of our courses, transforming the traditional approach to education. We operate our courses and services on the mobile platform, whereas it is customary in the education industry to have in-person teaching in physical classrooms. The market recognition and acceptance of the concept of learning on a mobile app and from an AI teacher affects the growth of our business and revenues. Our ability to educate and show existing and potential users the value and the effectiveness of our innovative approach is and will continue to be crucial for our business growth, financial performance and prospects. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand and products and services. We have been able to grow our user base rapidly. The number of our cumulative registered users increased from 34.0 million as of December 31, 2016 to 61.3 million as of December 31, 2017, and further increased to 83.8 million in the first half of 2018. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 7.2 million in the first half of 2018.

Our ability to grow net revenues and gross billings

We currently derive all of our net revenues from fees that we charge our users for providing online English learning services. In addition to net revenues, we consider gross billings an important indicator of the health of our business as it measures cash received from providing online English learning services, net of cash refunds paid to users. Through gross billings, we can better understand and evaluate our business performance and gain visibility of future revenues. Our net revenues and gross billings are driven by the number of our paying users and the average revenues per paying user. The growth of our paying user base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our active users into paying users. Our average revenue per paying user is primarily affected by the pricing of our courses and services and our revenue mix.

We analyze the following financial and operating metrics to evaluate our business results and operating performance, and make business plans and strategic decisions.

	2016	2017	First Half of 2017	First Half of 2018
Gross billings	RMB25.7 million	RMB313.0 million	RMB80.3 million	RMB345.7 million
Net revenues	RMB12.3 million	RMB165.6 million	RMB40.1 million	RMB232.3 million
Paying users	70,500	815,700	255,200	1,016,100

Our ability to manage our cost of revenues

Our ability to manage cost of revenues directly affects our profitability. Our cost of revenues mainly consist of IT service cost, content-related cost and service fees paid to contract human teachers for our premium services. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business.

Our ability to improve sales and marketing efficiency

Sales and marketing is critical to our business as we need to educate the market about the benefits of our AI-powered learning products and services as well as grow our user base. Our sales and marketing expenses have become a significant majority of our total operating expenses. Our ability to lower such expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency, such as acquiring users in a cost-effective manner, automating certain tasks performed by OSAs, and leveraging existing brand value and word-of-mouth promotions. In the foreseeable future, we expect our sales and marketing expenses to increase in absolute amounts as we spend more to promote our brand and grow our user base.

Our ability to develop and leverage our AI capabilities in a cost-effective manner

We have developed cutting-edge proprietary AI technologies and built a team of AI experts. Our ability to leverage our AI capabilities to develop and enhance our products and services in a cost-effective manner affects our revenues and results of operations. We expect our research and development expenses to increase as we continue to develop and enhance our AI technologies, products and services, big data capabilities and technology infrastructure.

Key Components of Results of Operations

Net revenues

Our revenues are generated from providing online English learning services. We primarily offer two types of course packages, namely prepaid standard courses and multiple course packages. Our DongNi English standard courses constitute prepaid standard courses, which allow users to purchase courses to be consumed over a certain period of time. Our premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers. Such packages allow users to purchase multiple courses for use before a certain expiration date. Our paying users purchase the services by subscribing to our course packages directly from our platform or through online commerce platform partners. Subscription fees are generally paid in advance, initially recorded as deferred revenues and recognized as revenues when revenue recognition criteria are met. In 2016 and 2017, we generated net revenues of RMB12.3 million and RMB165.6 million (US$25.4 million), respectively, and in the first half of 2017 and 2018, we generated net revenues of RMB40.1 million and RMB232.3 million (US$35.1 million), respectively. As of December 31, 2016 and 2017, respectively, we had RMB12.8 million and RMB116.4 million (US$17.9 million) of deferred revenues, and as of June 30, 2018, we had RMB238.0 million (US$36.0 million) of deferred revenues.

Cost of revenues

Our cost of revenues primarily consist of expenditures incurred in the generation of our revenue, mainly consisting of IT service cost, content-related cost and service fees paid to contract human teachers for our premium services. We had cost of revenues of RMB27.5 million and RMB57.7 million (US$8.9 million) in 2016 and 2017, respectively, and cost of revenues of RMB22.1 million and RMB55.0 million (US$8.3 million) in the first half of 2017 and 2018, respectively.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of net revenues for the periods presented:

	Year Ended December 31,					Six Months Ended June 30,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(28,534)	(231.4%)	(283,055)	(43,505)	(171.0%)	(62,935)	(157.1%)	(259,849)	(39,269)	(111.9%)
Research and development expenses	(30,013)	(243.4%)	(53,162)	(8,171)	(32.1%)	(19,648)	(49.0%)	(60,941)	(9,210)	(26.2%)
General and administrative expenses	(8,754)	(71.0%)	(19,807)	(3,044)	(12.0%)	(6,958)	(17.4%)	(26,291)	(3,973)	(11.3%)

Total operating expenses	(67,301)	(545.8%)	(356,024)	(54,720)	(215.1%)	(89,541)	(223.5%)	(347,081)	(52,452)	(149.4%)

Our sales and marketing expenses consist primarily of (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel including OSAs, (iii) commissions to online commerce platform partners for operations of our e-stores on their platforms and commissions to distribution channels (app stores), (iv) payment processing expenses, (v) rewards to users related to our user incentive programs and (vi) rental expenses associated with sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute amounts in the foreseeable future as we spend more to promote our brand and grow our user base.

Our research and development expenses consist primarily of (i) salaries and benefits for research and development personnel, (ii) rental expenses associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. We expect our research and development expenses to increase in absolute amounts as we continue to expand our product offerings and AI capabilities.

Our general and administrative expenses consist primarily of (i) salaries and benefits for general and administrative personnel, (ii) rental expenses associated with general and administrative personnel, (iii) general office expenses and (iv) professional service fees. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as the additional accounting, insurance, investor relations and other expenses to be incurred as a public company.

Taxation

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, the United States and the PRC.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2016 and 2017. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

United States

Our subsidiary incorporated in Delaware, LingoChamp US Inc., is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income at a statutory rate of 25% in China. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Yuguan and Shanghai Liulishuo each obtained its certificate of “High and New Technology Enterprises,” or HNTE, with a valid period of three years in 2017. Each is therefore eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts relevant enterprise income tax filing procedures with the relevant tax authority. Certain PRC subsidiary and VIE are entitled to a preferential tax treatment as a “Small-scaled Enterprise” and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017.

We are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Relating to Our Corporate Structure—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADSs or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our combined financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness subsequent to December 31, 2017, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. Further, we plan to enhance an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under Rule 13a-15 of the Exchange Act and improve overall internal control.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of VIEs

Our consolidated financial statements include the financial statements of LingoChamp Inc., its subsidiaries and its VIEs. All profits, transactions and balances among the foregoing entities have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. Due to these restrictions, we conduct substantially all of our operations in China through contractual arrangements among our WFOE, our VIEs and the shareholders of our VIEs. As a result of these contractual arrangements, the shareholders of our VIEs irrevocably granted our WFOE the power to exercise all voting rights to which they were entitled. In addition, our WFOE has the option to acquire all of the equity interests in the VIEs, to the extent permitted by then-effective PRC laws and regulations, for pre-agreed consideration, who shall in turn pay such consideration back to our WFOE. Finally, our WFOE is entitled to receive service fees for certain services to be provided to the VIEs in an amount at our WFOE’s discretion. We therefore concluded that we are the primary beneficiary of our VIEs. As such, we consolidate the results of operations of the VIEs in our consolidated financial statements.

Revenue recognition

We primarily offer two types of prepaid course packages, namely prepaid standard courses and prepaid multiple course packages. Our DongNi English standard courses constitute prepaid standard courses, which allow users to purchase courses to be consumed over a certain period of time. Our premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers. Such packages allow users to purchase multiple courses for their use before a certain expiration date. Our users purchase the courses by subscribing to them either directly from our platform or through our online commerce platform partners. Subscription fees are generally paid in advance and are initially recorded as deferred revenue.

For users who withdraw from contracts with us, we refund subscription fees corresponding to any remaining undelivered learning services. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

We have assessed all variable considerations identified when determining the transaction price, taking into account the various forms that such variable considerations may take. We selectively offer performance-based refunds to incentivize our registered users to purchase prepaid course packages. We have two types of revenue models – the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a user is eligible to obtain a refund if the user achieves certain agreed performance goals, including completing a minimum number of learning hours within a set period of time, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on our historical records of performance-based refunds, we estimate a refund rate that constitutes a reduction of the transaction price when recognizing revenues ratably as services are provided over the contractual course period we review and supervise the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, we are able to maintain a stable refund rate, which constitutes a reasonable and reliable basis for us to estimate and calculate the amount of the refund. In the event that the estimated refund amount is larger than a user’s individual cumulative revenue basis, we recognize such negative revenue as selling expenses. Except for the aforementioned performance-based refunds to our customers, no other circumstance causes variability in the consideration promised in the online courses offered by the Company.

We recognize revenue on a gross basis as we meet the standard of a principal having control over the service or directing the service.

Prepaid standard courses

Prepaid standard courses typically range from 30 days to 360 days. A user can access the standard courses without limit within such user’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

Prepaid multiple course packages

Prepaid multiple course packages typically range from 180 days to 720 days. Each type of course is a separate unit of accounting, as each type has a distinct nature with different patterns and measurements of transfer to users.

We determine the standalone selling price for each type of course in the package and allocate the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price we charge for a certain type of course when we sell it separately under similar circumstances to similar users. For a type of course that is not being sold separately, we determine the value of each type based on its cost plus an expected margin.

For the standard courses included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those one-to-one courses, revenue is recognized when the course credit is consumed with estimates for breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

Other courses

We also provide other courses, such as Authentic Pronunciation and IELTS speaking practice tests. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.

User Incentive Program

We have incentive programs for our registered users to enhance user stickiness and to incentivize users. We offer points to registered users who refer new users to our platform, or when they participate in various activities in our mobile app. Users can redeem the points for free gifts. The estimated incremental costs related to free gifts are recognized as sales and marketing expenses.

Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method in accordance with the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Fair value of our ordinary shares

We have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates in order to determine the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees. Estimates will not be necessary to determine the fair value of new awards once the American depositary shares underlying our ordinary shares begin trading.

The following table sets forth the fair value of our ordinary shares estimated taking into account independent valuation advice:

Date of Options Grant	Share Options Granted	Exercise Price (US$/ Share)	Fair Value of Option (US$)	Fair Value of Ordinary Shares (US$)	DLOM	Discount Rate	Type of Valuation
July 1, 2016	722,070	0.20	3.32	3.52	26%	25%	Retrospective
January 1, 2017	69,500	0.20	3.52	3.72	24%	25%	Retrospective
June 1, 2017	609,500	0.20	5.54	5.74	18%	24%	Retrospective
December 31, 2017	558,584	0.60	7.39	7.99	15%	24%	Retrospective
April 25, 2018	646,000	0.60	10.90	11.50	10%	23%	Contemporaneous
July 31, 2018	1,489,000	0.60	12.79	13.39	5%	22%	Contemporaneous

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The other major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors;

•

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the online education industry were selected for reference as our guideline companies.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is. The lower the DLOM used for the valuation is, the higher the determined fair value of the ordinary shares becomes. DLOM remained in the range of 35% to 15% in the period from 2015 to 2017.

Significant factors contributing to the difference in fair value determined

The determined fair value of our ordinary shares increased from US$3.52 per share as of July 1, 2016 to US$3.72 per share as of January 1, 2017. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	Our net revenues grew significantly to RMB12.3 million in 2016;

•	As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 26% as of July 1, 2016 to 24% as of January 1, 2017;

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and improved financial performance in the future due to the abovementioned developments.

The determined fair value of our ordinary shares increased from US$3.72 per share as of January 1, 2017 to US$5.74 per share as of June 1, 2017 and further to US$7.99 per share as of December 31, 2017, We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	Our net revenues grew significantly from RMB12.3 million in 2016 to RMB165.6 million in 2017, representing a substantial annual growth rate;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 24% as of January 1, 2017 to 15% as of December 31, 2017;

•	As a result of the events described above and the growth of our business, the discount rate decreased from 25% as of January 1, 2017 to 24% as of December 31, 2017; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and improved financial performance in the future due to the abovementioned developments.

The determined fair value of our ordinary shares increased from US$7.99 per share as of December 31, 2017 to US$11.50 per share as of April 25, 2018 and further to US$13.39 per share as of July 31, 2018, We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•

Our net revenues grew significantly from RMB40.1 million in the six months ended June 30, 2017 to RMB232.3 (US$35.1 million) million in the six months ended June 30, 2018, representing a substantial annual growth rate;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of December 31, 2017 to 10% as of April 25, 2017 and further to 5% as of July 31, 2018;

•

We began monetization of a new product, Liuli Reading, in the first quarter of 2018. The gross billings generated from this product have increased significantly since its introduction. The successful monetization of this product marked an important milestone in our business development, and as a result we revised our financial forecast upwards as of April 25, 2018. Subsequently, during the second quarter of 2018, the revenue from this product increased by approximately 350% compared with that of the first quarter of 2018, which continued to exceed our expectations and original forecast and therefore, we further revised our forecast as of July 31, 2018;

•	As a result of the events described above and the growth of our business, the discount rate decreased from 25% as of January 1, 2017 to 24% as of December 31, 2017; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and improved financial performance in the future due to the abovementioned developments.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, we did not have any unrecognized uncertain tax positions.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	Year Ended December 31,					Six Months Ended June 30,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	12,332	100.0%	165,561	25,446	100.0%	40,061	100.0%	232,308	35,107	100.0%
Cost of revenues(1)	(27,503)	(223.0%)	(57,691)	(8,867)	(34.8%)	(22,110)	(55.2%)	(55,007)	(8,313)	(23.7%)

Gross (loss)/ profit	(15,171)	(123.0%)	107,870	16,579	65.2%	17,951	44.8%	177,301	26,794	76.3%
Operating expenses:
Sales and marketing expenses(1)	(28,534)	(231.4%)	(283,055)	(43,505)	(171.0%)	(62,935)	(157.1%)	(259,849)	(39,269)	(111.9%)
Research and development expenses(1)	(30,013)	(243.4%)	(53,162)	(8,171)	(32.1%)	(19,648)	(49.0%)	(60,941)	(9,210)	(26.2%)
General and administrative expenses(1)	(8,754)	(71.0%)	(19,807)	(3,044)	(12.0%)	(6,958)	(17.4%)	(26,291)	(3,973)	(11.3%)

Total operating expenses	(67,301)	(545.8%)	(356,024)	(54,720)	(215.1%)	(89,541)	(223.5%)	(347,081)	(52,452)	(149.4%)

Loss from operations	(82,472)	(668.8%)	(248,154)	(38,141)	(149.9%)	(71,590)	(178.7%)	(169,780)	(25,658)	(73.1%)
Other income and expenses:
Interest income	2,671	21.7%	934	144	0.6%	509	1.3%	1,406	213	0.7%
Foreign exchange related (losses)/gains, net	(9,839)	(79.8%)	7,145	1,098	4.3%	3,658	9.1%	(828)	(125)	(0.4%)
Change in fair value of short-term investment	59	0.5%	750	115	0.5%	—	—	—	—	—
Other income/(expenses), net	412	3.3%	2,172	334	1.3%	1,469	3.7%	(604)	(92)	(0.3%)

Net loss before tax	(89,169)	(723.1%)	(237,153)	(36,450)	(143.2%)	(65,954)	(164.6%)	(169,806)	(25,662)	(73.1%)
Income tax expense	—	—	(5,606)	(862)	(3.4%)	(1,315)	(3.3%)	(12,456)	(1,882)	(5.4%)

Net loss	(89,169)	(723.1%)	(242,759)	(37,312)	(146.6%)	(67,269)	(167.9%)	(182,262)	(27,544)	(78.5%)

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	206	1,009	588	89
Sales and marketing expenses	839	2,380	366	874	2,182	330
Research and development expenses	2,285	3,799	584	1,718	12,592	1,903
General and administrative expenses	139	997	153	152	4,301	650

Total	4,520	8,517	1,309	3,753	19,663	2,972

Six months ended June 30, 2017 compared with six months ended June 30, 2018

Net revenues

Our net revenues increased substantially from RMB40.1 million for the six months ended June 30, 2017 to RMB232.3 million (US$35.1 million) for the six months ended June 30, 2018, primarily due to a growth in subscriptions for our DongNi English standard courses. To a lesser extent, the growth in our premium services and other courses, including the introduction of the Liuli Reading in 2018, also contributed to our revenue increase. Across our platform, the number of paying users grew from approximately 255,200 for the six months ended June 30, 2017 to approximately 1,016,100 for the six months ended June 30, 2018.

Cost of revenues

Our cost of revenues increased by 148.8% from RMB22.1 million for the six months ended June 30, 2017 to RMB55.0 million (US$8.3 million) for the six months ended June 30, 2018, primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost, and (iii) service fees paid to contract human teachers for our premium services, all resulting from our business growth and user base expansion. Salaries and benefits for full-time employees increased from RMB6.6 million for the six months ended June 30, 2017 to RMB16.6 million (US$2.5 million) for the six months ended June 30, 2018. Our IT service cost increased from RMB5.9 million for the six months ended June 30, 2017 to RMB15.5 million (US$2.3 million) for the six months ended June 30, 2018. The service fees paid to contract human teachers for our premium services increased from RMB2.3 million for the six months ended June 30, 2017 to RMB9.9 million (US$1.5 million) for the six months ended June 30, 2018.

Gross profit

As a result of increased economies of scale, our gross profit increased from RMB18.0 million, representing a gross margin of 44.8%, for the six months ended June 30, 2017 to RMB177.3 million (US$26.8 million), representing a gross margin of 76.3%, for the six months ended June 30, 2018.

Operating expenses

Our total operating expenses increased by 287.6% from RMB89.5 million for the six months ended June 30, 2017 to RMB347.1 million (US$52.5 million) for the six months ended June 30, 2018, as all components of operating expenses increased due to our business growth, the development and introduction of new products and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB62.9 million for the six months ended June 30, 2017 to RMB259.8 million (US$39.3 million) for the six months ended June 30, 2018, primarily due to increases in (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel, including our OSAs, and (iii) commissions to distribution channels (app stores) and online commerce platform partners. Our branding and marketing expenses increased from RMB30.6 million for the six months ended June 30, 2017 to RMB130.0 million (US$19.6 million) for the six months ended June 30, 2018 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB19.5 million for the six months ended June 30, 2017 to RMB72.3 million (US$10.9 million) for the six months ended June 30, 2018 mainly due to an increase in our OSA headcount, which increased from over 330 as of June 30, 2017 to over 1,000 as of June 30, 2018. Commissions to distribution channels (app stores) and online commerce platform partners increased from RMB6.1 million for the six months ended June 30, 2017 to RMB27.3 million (US$4.1 million) for the six months ended June 30, 2018.

Research and development expenses. Our research and development expenses increased by 210.2% from RMB19.6 million for the six months ended June 30, 2017 to RMB60.9 million (US$9.2 million) for the six months ended June 30, 2018, primarily due to an increase in salaries and benefits for research and development personnel from RMB14.8 million for the six months ended June 30, 2017 to RMB41.8 million (US$6.3 million) for the six months ended June 30, 2018. The headcount of our research and development personnel increased from 111 as of June 30, 2017 to 234 as of June 30, 2018.

General and administrative expenses. Our general and administrative expenses increased by 277.8% from RMB7.0 million for the six months ended June 30, 2017 to RMB26.3 million (US$4.0 million) for the six months ended June 30, 2018, primarily attributable to increases in our human resources expenses and office expenses. Our general and administrative personnel headcount increased from 23 as of June 30, 2017 to 58 as of June 30, 2018.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB169.8 million (US$25.7 million) for the six months ended June 30, 2018, as compared to RMB71.6 million for the six months ended June 30, 2017.

Interest income

We had interest income of RMB1.4 million (US$0.2 million) for the six months ended June 30, 2018, as compared to RMB0.5 million for the six months ended June 30, 2017, primarily due to a significant increase in bank interest income as a result of the deposit of our Series C financing proceeds.

Foreign exchange related (losses)/gains, net

We had a foreign exchange related loss of RMB0.8 million (US$0.1 million) for the six months ended June 30, 2018, as compared to a foreign exchange related gain of RMB3.7 million for the six months ended June 30, 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other income/(expenses), net

We had net other expenses of RMB0.6 million (US$0.1 million) for the six months ended June 30, 2018, as compared to net other income RMB1.5 million for the six months ended June 30, 2017, primarily due to an increase in service fees to loan companies.

Income tax expense

We incurred income tax expense of RMB12.5 million (US$1.9 million) for the six months ended June 30, 2018, as compared to RMB1.3 million for the six months ended June 30, 2017, primarily due to an increase in taxable income in relevant tax jurisdictions.

Net loss

As a result of the foregoing, we incurred a net loss of RMB182.3 million (US$27.5 million) for the six months ended June 30, 2018, as compared to a net loss of RMB67.3 million for the six months ended June 30, 2017.

Year ended December 31, 2017 compared with year ended December 31, 2016

Net revenues

Our net revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million (US$25.4 million) in 2017, primarily due to a growth in subscriptions for our standard DongNi English courses. To a lesser extent, the growth in our premium services and the introduction of the Authentic Pronunciation course in 2017 also contributed to our revenue increase. Across our platform, the number of paying users grew from approximately 70,500 in 2016 to approximately 815,700 in 2017.

Cost of revenues

Our cost of revenues increased by 109.8% from RMB27.5 million in 2016 to RMB57.7 million (US$8.9 million) in 2017, primarily due to increases in (i) IT service cost, (ii) content-related cost and (iii) service fees paid to contract human teachers for our premium services, all resulting from our business growth and user base expansion. Our IT service cost increased from RMB6.8 million in 2016 to RMB16.2 million (US$2.5 million) in 2017. Our content-related cost increased from RMB6.5 million in 2016 to RMB9.8 million (US$1.5 million) in 2017. The service fees paid to contract human teachers for our premium services increased from RMB2.1 million in 2016 to RMB7.9 million (US$1.2 million) in 2017.

Gross loss/profit

As a result of the foregoing, we incurred a gross loss of RMB15.2 million in 2016, but achieved a gross profit of RMB107.9 million (US$16.6 million), representing a gross margin of 65.2% in 2017, primarily due to increased economies of scale.

Operating expenses

Our total operating expenses increased by 429.0% from RMB67.3 million in 2016 to RMB356.0 million (US$54.7 million) in 2017, as all components of operating expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB28.5 million in 2016 to RMB283.1 million (US$43.5 million) in 2017, primarily due to increases in (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel, including our OSAs, and (iii) commissions to distribution channels (app stores) and online commerce platform partners. Our branding and marketing expenses increased from RMB15.8 million in 2016 to RMB165.1 million (US$25.4 million) in 2017 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB7.4 million in 2016 to RMB69.5 million (US$10.7 million) in 2017 mainly due to an increase in our OSA headcount, which increased from 58 as of December 31, 2016 to over 600 as of December 31, 2017. Commissions to distribution channels (app stores) and online commerce platform partners increased from RMB1.7 million in 2016 to RMB22.3 million (US$3.4 million) in 2017.

Research and development expenses. Our research and development expenses increased by 77.1% from RMB30.0 million in 2016 to RMB53.2 million (US$8.2 million) in 2017, primarily due to an increase in salaries and benefits for research and development personnel from RMB24.7 million in 2016 to RMB43.5 million

(US$6.7 million) in 2017. The headcount of our research and development personnel increased from 53 as of December 31, 2016 to 157 as of December 31, 2017.

General and administrative expenses. Our general and administrative expenses increased by 126.3% from RMB8.8 million in 2016 to RMB19.8 million (US$3.0 million) in 2017, primarily attributable to an increase in salaries and benefits for general and administrative personnel from RMB4.3 million in 2016 to RMB8.1 million (US$1.2 million) in 2017. Our general and administrative personnel headcount increased from 14 as of December 31, 2016 to 35 as of December 31, 2017.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB248.2 million (US$38.1 million) in 2017, as compared to RMB82.5 million in 2016.

Interest income

We had interest income of RMB0.9 million (US$0.1 million) in 2017, as compared to RMB2.7 million in 2016, primarily because we invested our excess cash into fixed income securities during the year and recognized the return on such securities in other income.

Foreign exchange related (losses)/gains, net

We had a foreign exchange gain of RMB7.1 million (US$1.1 million) in 2017, as compared to a foreign exchange loss of RMB9.8 million in 2016, primarily due to the appreciation of Renminbi against the U.S. dollar.

Change in fair value of short-term investment

We had change in fair value of short-term investment of RMB0.8 million (US$0.1 million) in 2017, as compared to RMB0.1 million in 2016.

Other income, net

We had net other income of RMB2.2 million (US$0.3 million) in 2017, as compared to RMB0.4 million in 2016.

Income tax expense

We incurred income tax expense of RMB5.6 million (US$0.9 million) in 2017, as compared to nil in 2016.

Net loss

As a result of the foregoing, we incurred a net loss of RMB242.8 million (US$37.3 million) in 2017, as compared to a net loss of RMB89.2 million in 2016.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(9,240)	(9,581)	(61,949)	(9,362)
Net cash (used in)/provided by investing activities	(121,677)	69,901	10,744	119,128	22,223	3,359
Net cash provided by/(used in) financing activities	—	377,191	57,973	324,623	(798)	(121)

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	59,477	434,170	(40,524)	(6,124)
Exchange rate effect on cash and cash equivalents	2,312	(11,790)	(1,813)	(2,420)	2,413	365
Cash and cash equivalents at beginning of the period	199,257	41,301	6,348	41,301	416,483	62,940

Cash and cash equivalents at end of the period	41,301	416,483	64,012	473,051	378,372	57,181

To date, we have financed our operating and investing activities through cash generated by historical sales of convertible redeemable preferred shares. As of December 31, 2016, 2017 and June 30, 2018, our cash and cash equivalents were RMB41.3 million, RMB416.5 million (US$64.0 million) and RMB378.4 (US$57.2 million), respectively. Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of June 30, 2018, 14.6% of our cash and cash equivalents were held in China, and 10.9% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities for the six months ended June 30, 2018 was RMB61.9 million (US$9.4 million), as compared to net loss of RMB182.3 million (US$27.5 million) for the six months ended June 30, 2018. The difference was primarily due to (i) an increase in deferred revenue of RMB121.5 million (US$18.4 million), (ii) an increase in tax payable of RMB10.7 million (US$1.6 million) and (iii) an increase in salary and welfare payable of RMB9.3 million (US$1.4 million), and was partially offset by (i) an increase in prepayments and other current assets of RMB26.9 million (US$4.1 million) and (ii) an increase in accounts receivable of RMB19.6 million (US$3.0 million). The increases in deferred revenue, tax payable, salary and welfare payable, prepayments and other current assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The principal non-cash item affecting the difference between our net loss and our net cash used in operating activities for the six months ended June 30, 2018 was RMB19.7 million (US$3.0 million) in share-based compensation expenses.

Net cash used in operating activities in 2017 was RMB60.1 million (US$9.2 million), as compared to net loss of RMB242.8 million (US$37.3 million) in 2017. The difference was primarily due to (i) an increase in deferred revenue of RMB103.7 million (US$15.8 million), (ii) an increase in accounts payable of RMB53.5 million (US$8.2 million), (iii) an increase in salary and welfare payable of RMB31.3 million (US$4.8 million), and was partially offset by (i) an increase in prepayments and other current assets of RMB16.0 million (US$2.5 million) and (ii) an increase in accounts receivable of RMB10.6 million (US$1.6 million). The increases in deferred revenue, accounts payable, salary and welfare payable, prepayments and other current assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2017 were RMB8.5 million (US$1.3 million) in share-based compensation expenses and RMB7.1 million (US$1.1 million) in foreign exchange gain.

Net cash used in operating activities in 2016 was RMB38.6 million, as compared to net loss of RMB89.2 million in 2016. The difference was primary due to (i) an increase in deferred revenue of RMB11.8 million, (ii) an increase in accounts payable of RMB10.4 million, and (iii) an increase in salary and welfare payable of RMB9.0 million. The principal non-cash item affecting the difference between our net loss and our net cash used in operating activities in 2016 was RMB9.8 million in foreign exchange loss.

Investing activities

Net cash generated from investing activities was RMB22.2 million (US$3.4 million) for the six months ended June 30, 2018, which was primarily attributable to proceeds from maturity of short-term investments of RMB34.5 million (US$5.2 million), partially offset by purchase of property and equipment of RMB7.0 million (US$1.1 million).

Net cash generated from investing activities was RMB69.9 million (US$10.7 million) in 2017, which was primarily attributable to proceeds from maturity of short-term investments of RMB224.5 million (US$34.5 million), partially offset by (i) purchase of short-term investments of RMB143.9 million (US$22.1 million) and (ii) purchase of property and equipment of RMB10.7 million (US$1.6 million).

Net cash used in investing activities was RMB121.7 million in 2016, which was primarily attributable to purchase of short-term investments of RMB163.3 million, partially offset by proceeds from maturity of short-term investments of RMB42.9 million.

Financing activities

Net cash used in financing activities was RMB0.8 million (US$0.1 million) for the six months ended June 30, 2018, which was primarily attributable to repayment of cash of RMB4.2 million (US$0.6 million) as a result of termination of cooperation with a loan company, offset by cash receipts from loan companies of RMB5.6 million (US$0.8 million).

Net cash provided by financing activities was RMB377.2 million (US$58.0 million) in 2017, which was primarily attributable to proceeds from issuance of series C convertible redeemable preferred shares of RMB338.1 million (US$52.0 million), and cash receipts of RMB36.8 million (US$5.7 million) from loan companies.

We had no cash inflow or outflow resulting from financing activities in 2016.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment and lease improvement. Our capital expenditures were RMB1.3 million in 2016, RMB10.7 million (US$1.6 million) in 2017 and RMB7.0 million (US$1.1 million) for the six months ended June 30, 2018. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by December 31,
	Total	2018	2019	2020 and after
	(in RMB thousands)
Operating lease commitments(1)	24,551	12,848	8,813	2,890
Purchase commitments(2)	11,765	8,824	2,941	—

Total	36,316	21,672	11,754	2,890

Notes:

(1)

We lease office space under non-cancelable operating lease agreements, which expire at various dates through December 2020. For the years ended December 31, 2016 and 2017, we incurred rental expenses of RMB2.5 million and RMB10.8 million (US$1.7 million), respectively.

(2)	The purchase commitments relate to royalty fee of content.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

LingoChamp Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs in China. As a result, LingoChamp Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2018, we had Renminbi-denominated cash and cash equivalents of RMB52.9 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on June 29, 2018 would result in a decrease of US$0.8 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on June 29, 2018 would result in an increase of US$0.8 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and fixed-income securities. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and 2017 were increases of 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We adopted ASU 2016-01 in the first quarter of year 2018 and do not believe the adoption will have material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. We expect to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and are currently in the process of evaluating the impact of ASU 2016-02 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. We have early adopted ASU 2016-15 in the current year and the adoption had no material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. We have early adopted ASU 2016-18 in the current year and the adoption had no material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. We have early adopted ASU 2017-05 in the current year and the adoption had no material impact on our consolidated financial statements.

INDUSTRY

Macro Environment and Mobile Internet in China

China’s economy is continuing to grow at a rapid pace, which is driving increased consumption and a growing middle class. China’s GDP grew at a CAGR of 7.3% from 2013 to 2017, and is expected to grow at a CAGR of 7.6% from 2018 to 2022. Per capita income is increasing rapidly and it is estimated that China’s middle class is now as large as 520.2 million people. According to the iResearch Report, per capita disposable income grew from RMB18,311 in 2013 to RMB25,974 in 2017, representing a CAGR of 9.1%, and is projected to further increase from RMB28,196 in 2018 to RMB38,009 in 2022, representing a CAGR of 7.8%.

China has the largest mobile internet user base in the world. Mobile has become the primary mode of accessing the internet for consumers in China, and consumers are embracing an increasingly digital lifestyle. According to the iResearch Report, China has the largest mobile internet user base in the world with approximately 752.7 million mobile internet users as of December 31, 2017. China’s mobile internet user base is expected to reach 976.6 million, as of December 31, 2022, according to the same report. Mobile internet penetration in China is expected to continue to grow rapidly from 54.1% in 2017 to 68.2% in 2022, driven by further proliferation of mobile devices and particularly smartphones, expansion of 4G coverage and broadband access, and the introduction of 5G services.

The mobile internet will continue to have a significant impact on people’s lives in China and consumer behaviors are increasingly moving online across a number of categories, including in education and learning. Due to the rise of the mobile internet, there has been a proliferation of new education products and services, as people now have the opportunity to access high-quality teachers and education resources at relatively lower costs anywhere, at anytime. In addition, the growth in mobile internet usage and the associated collection of data from daily user activities is an important driver of the development of AI technology and related applications.

Emergence of AI as a Transformative Technology

AI has emerged as a major transformative technology and it is starting to enable the proliferation of intelligent apps in a variety of fields. The rapid growth and development of the AI industry has been mainly driven by advances in deep learning algorithms, improved chips that can support the robust computing needs of AI, and the availability of big data due to the wide adoption of mobile devices, such as smartphones with microphones and cameras. It is also enabled by the large amounts of data being created across the internet and mobile internet that can be used to train AI and improve its effectiveness and sophistication. According to the iResearch Report, the annual volume of data processed globally grew from 2.9 billion TeraBytes (TB) in 2013 to 9.1 billion TB in 2017, representing a CAGR of 33.0%, and is expected to further grow to 28.4 billion TB in 2022, representing a CAGR of 25.1% from 2018 to 2022.

China is increasingly playing a leading role in the global AI industry. China’s AI industry has experienced rapid growth over the past few years, increasing from a total market size of RMB6.2 billion in 2013 to RMB36.5 billion in 2017, representing a CAGR of 55.7%, and is expected to further grow to RMB814.0 billion in 2022, representing a CAGR of 86.2% from 2018 to 2022. The AI industry in China has received significant support from the government and investment from the private sector. According to CB Insights, China surpassed the United States in equity funding value to AI startups for the first time in 2017. In addition, China had approximately 17,000 AI patents granted as of December 31, 2017, ranking second in the world, only trailing the United States.

China’s Education Market is Large and Growing

Overview of China’s Education Market

Education represents a massive market in China and the demand for education services is robust. According to the iResearch Report, the size of the education market in China, as measured by revenues, reached approximately RMB4,002.5 billion in 2017. It is expected to continue to grow to RMB4,550.2 billion in 2022, representing a CAGR of 2.5% from 2018 to 2022. The private supplemental education market, with a CAGR of 5.8% from 2018 to 2022, is key to this growth. There are a number of factors contributing to the steady growth of China’s private supplemental education market. The first is the increasing population of children resulting from the loosening of China’s one-child policy in 2013 and the institution of a two-child policy in 2015. Another policy-related driver is the Chinese government’s recent attempts to reform the traditional examination-focused education system, which have resulted in the growth of alternative approaches to learning. At the same time, China’s consumers are becoming increasingly focused on finding more customized, personalized learning pathways, which is creating an environment where new learning providers, and particularly technology-enabled offerings, are achieving strong market acceptance. Finally, the changing requirements of the modern workplace as well as the desire of many people across China, from a wide array of socio-economic backgrounds, to improve their living standards is propelling a transition to life-long learning that is driving an increase of market opportunity.

China’s education market size and growth

China’s education market is still very fragmented with even the largest companies in the sector still having a small market share. The growth in internet and mobile internet penetration has helped drive a rapid increase in China’s online education market in recent years. According to the iResearch Report, China’s online education market is expected to grow to RMB431.6 billion in 2022, representing a CAGR of 19.9% from 2018 to 2022. In particular, China’s mobile education market size, as a percentage of China’s online education market size, is expected to increase from 20.0% in 2018 to 45.0% in 2022. However, the online penetration rate remains low at 4.3% as of 2017.

Size of online education market in China and online penetration rate

Overview of China’s English Language Learning Market

English language learning represents one of the most attractive and promising sectors in China’s private education market. According to the iResearch Report, it is estimated that there are 438 million English language learners in China in 2017, and demand for English learning products and services continues to grow as more and more people aspire to improve their language skills. In addition, young Chinese consumers in particular increasingly desire to learn English in order to improve their general capabilities rather than for specific examination preparation. Many Chinese millennials aspire to be global citizens, and treat the ability to speak English and consume international news, music, movies and other media content as an important indicator of their participation in a global lifestyle. According to the iResearch Report, the size of China English language learning market, as measured by revenues, reached approximately RMB228.8 billion in 2017. The market size is expected to continue to grow to RMB548.8 billion in 2022, representing a CAGR of 19.6% from 2018 to 2022. As a further indicator of the prominence Chinese society places on English language learning, the Chinese government published its own standard in June 2018 with a focus on English language capabilities, to further improve the evaluation of the English language in China and the ability of Chinese to use the language in real-world settings.

China English language learning market

China’s English language learning market includes various segments, typically defined across user groups and learning purposes, each of which have different scale and growth profiles. The three key segments for user groups are pre-school, K-12 and adult. Examination preparation and general proficiency improvement are the two key segments of learning purposes.

While the K-12 segment represents larger revenue share than the other two segments, the adult segment shows a higher growth rate. The examination preparation segment enjoys significant revenue share with a constant, high growth rate. This is primarily driven by K-12 English examinations preparation. The segment of English language test preparation for studying abroad is also growing rapidly in China. The capability improvement segment is still at an early stage but is gaining popularity among Chinese millennials.

Market size and growth of adult, K-12 and pre-school segments

Market size and growth of proficiency improvement and examination preparation segments1

Note:

[1]	Examination preparation segment includes K-12 examinations, IELTS, TOEFL, GMAT, etc.

China’s Education Market is Ripe for Disruption

Over time, China’s education market has been impacted and transformed by the introduction of new technologies that change the way people learn. With the acceleration of AI technology, we believe we are now entering the third phase of development, Education 3.0, which will bring significant improvements to the effectiveness and efficiency of education when compared to the offline (Education 1.0) and online human teacher-based (Education 2.0) models that have preceded it.

Education 1.0: Offline Education Model

Traditional education providers offer students offline classes, taught by teachers in physical “brick and mortar” learning centers. The learning experience is heavily dependent on the quality of the individual teacher in every location and every class. As a result, there are significant discrepancies across providers, learning centers and specific classes; there is also wide variation between the quality of teaching in urban centers and rural areas, since more experienced, better educated teachers are more likely to live in major cities. There are also constraints on the scalability of offline education models due to the limited number of quality teachers and the limitations of how many students can be accommodated in a physical classroom. Other deficiencies with offline education model include the inconvenience for students to travel long distances to learning centers, high costs to the consumer and limitations on the ability for teachers to deliver an interactive, personalized learning experience to their students. These deficiencies may be a key reason why many Chinese, even those who have studied English for many years, still cannot communicate effectively in English.

Education 2.0: Online Human Teacher-Based Education Model

The significant penetration of the internet and mobile internet has led to rapid growth in China’s online education market over the past decade. Online education allows students to take courses at flexible times and locations in an interactive, personalized learning environment. The Education 2.0 model represents a step forward compared to the Education 1.0 model by the removal of the physical location constraints and the partial removal of the time constraints. Online human teacher-based education platforms enable students to access tutors and other learning resources from anywhere around the world. For example, students in China can receive English language lessons from teachers in the United States. They can also easily access digital content from teachers and curriculum developers from other parts of China and across the world. This increased access also applies to students in remote and rural regions of China. Furthermore, online education improves scalability, as teachers can reach a much larger audience of learners at any given time.

However, both the Education 1.0 and the Education 2.0 models face a common dilemma of balancing teacher quality, personalization and costs, as they both have human teachers playing a central role in delivering education services.

Significant variability in teacher quality. Because the quality of education received by a student relies mostly on the quality of the teachers, similar to students of the Education 1.0 model, students of the Education 2.0 model, even those of one-to-one online classes, could also experience significant variance in the quality of teachers and thus the quality of learning, particularly as the pool of online teachers grows.

High costs of one-to-one online classes. Given the one-to-one teacher to student ratio, the cost of such personalized education is expensive for most individual learners and for companies to implement.

Low interaction and personalization in large group online classes. While large group online classes can be offered at affordable costs, they have low levels of interaction and personalization, which often result in poorer learning efficacy and efficiency when compared to one-to-one classes.

Small group online classes try to strike a balance between the high costs of one-to-one online tutoring classes and the low interaction and personalization of large group classes. While such classes may appeal to certain learners, the challenges of variance in teacher quality and the tension between teacher costs and personalization remain.

Education 3.0: AI-powered education model

The Education 3.0 model powered by AI technologies make a personalized learning experience available at widely affordable costs. In doing so, it solves the common dilemma shared by both the Education 1.0 and the Education 2.0 models of balancing teacher quality, personalization and costs.

Through the AI-powered Education 3.0 model, AI-powered learning products and services serve as a supplement or sometimes even a replacement for human teachers. AI-powered learning products and services can provide a personal learning experience similar to, or even better than, what the majority of human teachers can provide with respect to certain components of the learning process, such as assessing spoken English language proficiency. Moreover, such AI-powered learning products and services can be provided to students at affordable costs. With the emergence of AI technologies, high quality, personalized education can be delivered to anyone, anywhere, at anytime, in a cost-effective manner.

Application of AI technology for Education Represents a Significant Opportunity

AI is the science and engineering of making intelligent machines and computer programs capable of learning and problem solving in ways that normally require human intelligence. These include natural language processing (NLP) and translation, visual perception and pattern recognition, and decision making, and the number and complexity of applications is rapidly expanding. In education, AI has the capability of delivering a personalized learning experience at lower costs through large-scale data processing, deep analysis of user behaviors, speech recognition and automatic assessment, and algorithms that recommend the most suitable content and pedagogy.

The benefits of AI technology applications in education are significant. AI can complement or even fully replace many of the functions served by teachers in a learning setting. AI can assess learner proficiency, provide real-time feedback on performance and curate and deliver educational content in a personalized manner. These capabilities can deliver personalized, one-to-one tutoring at scale. Furthermore, an AI-powered education platform can be built on the shared knowledge and expertise of all of the best education researchers and teachers in the world, thereby delivering the very best in learning methodologies to every learner.

Given the broad potential for AI applications for learning, AI-powered online education has a large total addressable market and high growth potential globally and in China. According to the iResearch Report, the size of the AI-powered online education market in China, as measured by revenue, reached approximately RMB3.7 billion in 2017. The market size is expected to continue to grow to RMB172.4 billion in 2022, representing a CAGR of 118.3% from 2018 to 2022.

Size of AI online education market in China

For English language learning specifically, AI is expected to have a significant market impact. According to the iResearch Report, AI-powered English learning products and services can substantially increase the addressable market size due to their convenience, personalized learning experience and affordable prices.

Beyond English language learning, other education segments where AI will become increasingly important include the study of other languages and other subjects, preparation for tests for English proficiency and other subjects, and professional and vocational training in a wide range of fields, such as finance, information technology, healthcare and hospitality.

BUSINESS

Our Mission

Empower everyone to achieve their full potential and become a global citizen.

Overview

We are a leading AI company in China that creates and delivers products and services to popularize English learning. Our proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. We believe our innovative approach fundamentally transforms learning. We were named on the list of “The 100 Most Promising Private Artificial Intelligence Companies in the World” for 2018 by CB Insights. We were one of the seven companies from China on the list and the only Chinese company out of the two in the education category globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China.

Today we live in a global community where people are increasingly interconnected. English fluency is essential for communications across the globe, has a large impact on individual career advancement and is an important enabler of a global lifestyle in the modern world. However, the traditional approach to English learning with human teachers teaching in physical classrooms is constrained by a shortage in high-quality teachers as well as time-and-space limitations.

Our founders identified the industry’s key pain points and offer a groundbreaking new approach to education. Since our inception in 2013, we have built our AI-powered Liulishuo platform to deliver a user-centric, personalized and effective English learning experience accessible to anyone, anywhere, at anytime. Our model is cost-effective, enabling us to offer affordable course packages at a massive scale. Our business has grown rapidly, and our AI-powered education approach has received wide acceptance. As of June 30, 2018, we had 83.8 million cumulative registered users in China and globally.

We have built our AI teacher incorporating the key characteristics and core functions of high-quality, effective teachers. We conducted deep analysis of and integrated into our products the pedagogies developed by the world’s leading educational experts and cognitive scientists. Our AI teacher was built on cutting-edge proprietary AI technologies that provide personalized teaching and guidance for all core components of a student’s language learning process, encompassing learning, practice, assessment and feedback. Our AI teacher can hear, understand, interact with and evaluate the performance of our users and has the ability to understand their learning needs. Leveraging our massive volume of smart user data, our AI teacher continuously evolves and delivers more personally tailored learning programs to each user.

We provide our products and services on-demand via our mobile apps, primarily our flagship “English Liulishuo” mobile app launched in 2013. On our platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. We are committed to offering a fun, interactive learning environment to motivate and engage our users. We provide a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting. Our online study advisors organize online study groups, monitor users’ learning progress answer user queries and send individualized, motivating messages to users. They add a human touch to our users’ learning experience, which enhances user engagement and user retention.

Our business model is highly scalable and has powerful network effects, which has enabled us to develop a large and rapidly growing user base. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 7.2 million in the first half of 2018. Our freemium model allows us to attract users with free services and convert them into paying users. We began monetization in 2016, and the number of our paying users increased rapidly from approximately 70,500 in 2016 to approximately 815,700 in 2017, and further increased to approximately 1,016,100 in the first half of 2018. We also started providing enterprise learning services in January 2017 and had over 100 corporate customers as of June 30, 2018. As a result of the foregoing, our revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million (US$25.4 million) in 2017, and also from RMB40.1 million in the first half of 2017 to RMB232.3 million (US$35.1 million) in the first half of 2018. We incurred net losses of RMB242.8 million (US$37.3 million) in 2017 and RMB182.3 million (US$27.5 million) in the first half of 2018, as compared to net losses of RMB89.2 million in 2016 and RMB67.3 million in the first half of 2017.

Our Strengths

Innovative AI-powered platform that is fundamentally transforming learning

We are a leading AI company in China with an innovative platform model that is fundamentally transforming learning. We were named on the list of “The 100 Most Promising Private Artificial Intelligence Companies in the World” for 2018 by CB Insights. We were one of the seven companies from China on the list and the only Chinese company out of the two in the education category globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China. According to the iResearch Report, we have created China’s first AI English teacher, which is built upon our proprietary deep learning and adaptive learning technologies, big data capabilities and technology infrastructure.

We believe our AI teacher is able to provide students with a high quality English learning experience, solving the industry pain point of shortage in high-quality human teachers. The key benefits of our model include:

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Personalization. Leveraging AI technologies, we have transformed language learning from a teacher-centric model to a student-centric model. We have digitized and personalized the entire language learning process with users at the heart of our design. Our AI teacher enables students to enjoy a self-adaptive learning experience at their own pace with learning path and content optimized for their learning needs and interests.

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Efficacy. Our AI-powered products significantly improve users’ learning effectiveness and efficiency, and provide measurable results that can motivate users. The friendly, interactive and fun experience on our platform drives user engagement, which helps further enhance the efficacy of our products.

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Accessibility. We deliver learning content through our mobile apps instead of physical classrooms. Our model is therefore more cost-effective and subject to much less time-and-space constraints compared to the traditional education approach. This enables us to offer study packages affordable to the mass population and make English learning accessible to anyone, anywhere, at anytime.

Our AI-powered education model has received wide acceptance and recognition. We had 83.8 million cumulative registered users in China and globally as of June 30, 2018. We started to develop our AI teacher in 2015 and won “First Place in the Field of Intelligent Education” by CIWEEK, a mainstream magazine in China on internet and information technology, in 2016. Our flagship mobile app, “English Liulishuo,” was featured as one of the Selected Apps of the Year 2013 and the Editors’ Choice App in the Apple app store. Since January 2017, “English Liulishuo” has consistently ranked among the top education apps in the Apple app store and major Android app stores.

Cutting-edge proprietary AI technologies

Our business is founded upon cutting-edge proprietary AI technologies. We have developed a world leading multi-dimension, multi-granularity speech evaluation engine and a leading speech recognition and assessment engine. Our core capabilities lie in adaptive learning, autoscoring, speech recognition, grammar error detection, pragmatic error detection, synonym analysis and semantic understanding. Our team of AI scientists and engineers in China and Silicon Valley has extensive AI and software development experiences. We believe they are the leading experts at the forefront of both AI research and product development, and work closely together to build our strong technological capabilities.

Our AI technologies enable learning, practicing, assessment and feedback, core components of the language learning process. They are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience.

•	Learning. We apply adaptive learning technology to personalize the learning process, and use natural language processing (NLP) to provide feedback on numerous questions from our users.

•	Practicing. We generate exercises based on our users’ proficiency levels and according to past learning and practice data, and address the mistakes that users make during practice in real time.

•	Assessment. Through our advanced auto-scoring engine and speech recognition technologies, we provide users with adaptive, personalized, real-time language proficiency assessment.

•	Feedback. We provide real-time personalized feedback in a variety of formats to our users through an interactive, gamified interface.

As users go through the language learning process with our AI-powered products and services, we gain a massive volume of smart user data, including continuous data traces of the same individual throughout the learning process. We are able to collect the data in a cost-effective and sustainable fashion to further improve our AI technologies. We believe we have the world’s largest database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of June 30, 2018, we had recorded approximately 1.3 billion minutes of conversation and 17.5 billion sentences. As our AI technologies train on such data and continuously evolve, we are able to provide more superior learning experience and attract more users, which in turn enables more data collection, creating a virtuous circle.

Strong product development capabilities underpinned by education pedagogies and data

We have a well-established and adaptable product development system, and a strong focus on developing new products that both leverage and enhance our AI teacher. With this approach we have formed a common technological core that contributes to the success of our new products. To improve product quality and enhance user experience, we iterate on existing products through frequent software release cycles and rigorous user acceptance testing.

We build and improve our products based on advanced education pedagogies to enhance learning efficacy and efficiency. In particular, our DongNi (which means “Understand You” in Chinese) English course in our flagship “English Liulishuo” app was developed primarily based on the well-established Recursive Hierarchical Recognition (RHR) theory, which emphasizes a scientific approach of leveraging multi-modal inputs and short, frequent and systematic practices to build long-term memory. As we believe a fun learning experience engages users, we create learning products embedded with engaging elements through gamification. In our “English Liulishuo” app, we motivate our users to learn regularly through reward point systems, leaderboards and badges. To make learning interesting, we provide lessons in the form of interactive conversations or in themes inspired by films, TV series, songs and other popular culture themes.

We leverage the learning data that we collect from users to systematically improve our products. Our product development system is founded on a data-driven feedback loop, which allows us to refresh and iterate our course content in weeks as compared to years, which are typical for traditional education service providers. We also leverage user data to select the most effective pedagogical practices to meet our users’ learning needs.

We have strong product development capabilities in-house. Many of our employees have had product development experiences at leading technology companies. We have successfully developed well-received products, as evidenced by our user retention and user engagement. According to QuestMobile, “English Liulishuo” was the second largest English learning app in China in terms of number of MAUs in December 2017. According to a survey of adults who are learning or planning to improve their English conducted by Jiguang, a leading mobile big data solutions platform, in June 2018, “English Liulishuo” ranked first among adults who are employed or working as freelancers out of all online English education apps in China in terms of installation rate, with an installation rate of 82.8%, significantly higher than the second-ranking app which had an installation rate of 32.2%. According to Testin Data, a mobile application testing services provider, in the second quarter of 2018, “English Liulishuo” ranked first among all online education apps in China in terms of AppBase Mix. The average time spent by our users taking our DongNi English standard courses per active day in 2017 and the six months ended June 30, 2018 exceeds 60 minutes.

Highly scalable business model with powerful network effects

We are able to provide our services at a massive scale, as we deliver learning content through our AI teacher on a mobile internet platform, instead of by human teachers in physical classrooms or online. As of June 30, 2018, we had 83.8 million cumulative registered users in China and globally. We have a freemium model where we offer free courses designed to attract users, who we then convert into paying users by offering a variety of paid courses and services catering to various user needs. We began monetization in 2016, and the number of our paying users increased rapidly from approximately 70,500 in 2016 to approximately 815,700 in 2017. The number of our paying users also increased rapidly from approximately 255,200 in the first half of 2017 to approximately 1,016,100 in the first half of 2018.

Our business model gives rise to powerful network effects manifested in multiple ways. More users on our platform generate more data for our AI technology, enhancing our algorithms and improving user experience and learning efficiency, which in turn attracts more users to our platform. As users generate more social interactions on our platform, their motivation to learn enhances and their loyalty to our platform increases, which lead to more word-of-mouth promotions and further growth in our user base. Further, our large user base attracts a large number of content providers, both amateur and professional ones, who provide high quality content, in turn creating a dynamic platform that attracts more users.

Significant market opportunities in English language learning and beyond

Our AI technology and platform model are highly adaptable, offering significant growth opportunities in additional markets. Relying on our existing AI capabilities and mobile platform, we have already expanded offerings within the English learning vertical. We have been able to achieve market acceptance in a timely manner in the test preparation and enterprise markets. In August 2016, we launched our “IELTS Liulishuo” app focused on providing paid IELTS speaking practice tests, which has diversified our revenue streams. We also started providing enterprise learning services in January 2017, and had enlisted over 100 corporate customers as of June 30, 2018.

Further to being applied to English learning, our AI capabilities, such as speech recognition, auto-scoring, NLP and deep learning, are adaptable to many other scenarios. As we develop our key capabilities in house, we are able to explore and test their application in a manner that is cost effective and consistent with our strategies. We envision that our AI technologies can be used in non-English language or even non-language learning, presenting us with tremendous growth potential in the long run.

Visionary management team with strong execution capabilities

Our visionary management team is passionate about AI and education and has been instrumental in driving the success of our business and making a positive social impact. Many of our senior management have extensive industry experience in working at renowned internet companies, where they have accumulated strong technical knowhow and execution and management capabilities. Our founder and CEO, Dr. Yi Wang, received his Ph.D. degree in computer science from Princeton University, and worked as a product manager at Google’s headquarters, where he was responsible for Google Analytics and several network infrastructure products. Our founder and CTO, Mr. Zheren Hu, was a former senior software engineer at Quantcast, an AI-driven data analytics company. Our founder and chief scientist, Dr. Hui Lin received his Ph.D. degree in electrical engineering from University of Washington and worked as a research scientist at Google’s headquarters.

Under the leadership of our senior management, we have developed strong execution capabilities which have enabled us to grow to our current scale and to create an innovative AI-powered model for learning. We have also developed a cohesive corporate culture that inspires and encourages innovation, which we believe helps to attract, retain and motivate our team to continue our rapid growth.

Our Strategies

Our vision is to become a leading global AI-powered education technology platform making high-quality learning easily accessible to anyone, anywhere, at anytime. Specifically, we plan to implement the following strategies:

Grow user base and enhance user engagement

We will continue to optimize our mobile apps and promote them to a broader user base. We plan to introduce new English learning courses and services targeting different age groups with various price points. Since our inception, we have built our user community largely through word-of-mouth, viral growth, and we expect that to continue. We believe such growth is built upon the excellent learning experience and efficient learning process we have been providing to our users. However, we will also look to increase our market penetration through online and offline marketing events and campaigns, pre-installations on selected mobile devices/channels and distribution through app stores.

We plan to further enhance the functionality and features of our products and develop cutting-edge technologies to improve user engagement. We are focused on delivering efficient and effective learning for our users and providing them with an engaging learning experience. Through enhanced data insights and data analytics capabilities, we will provide our users with more personalized learning services, more precise content recommendation functionality, and more personalized feedback to visualize progress and enhance learning. We also intend to add more social elements to our platform, which will lead to greater interaction and better engagement.

Enhance the AI and machine learning capabilities of our platform

We will continue to grow the scale and diversity of our user data as we increase the number and engagement of our users. We seek to improve our ability to analyze this data, which will thereby drive enhancements in our AI technology. We intend to continue to improve our AI teacher’s ability to understand user needs and provide highly personalized, tailored learning pathways, thereby improving the efficacy and efficiency of our courses and services. We will also leverage AI capabilities to further enhance the scalability and effectiveness of our online study advisors, such as developing AI assisting tools to perform certain tasks for our online study advisors and hence improving their efficiency. For these purposes, we plan to attract, train and retain more talent with technological expertise, in particular AI experts and data scientists, as well as expand our research and development teams in both China and the United States.

Further develop our products and enrich our content

We are committed to systemically broadening our offerings to provide comprehensive products and services for English language learning, delivering quality products and content serving users’ life-long learning needs, as well as expanding into additional market segments. We have already established early success in the attractive K-12 market considering approximately 31.4% of the active users on our platform are K-12 users, based on information provided by our active users for the six months ended June 30, 2018. Going forward, we intend to build on this K-12 user base and capture more market share by developing courses that are specifically catered to fit the interests, school curricula and developmental needs of various segments of K-12 users. We will also expand our footprint in the corporate training market. We intend to further grow our corporate customer base and develop more customized products and content for corporate training in business English and other foreign languages. We believe the depth and quality of the learning content on our platform is a key competitive advantage.

We plan to enhance our catalog of learning content by encouraging our users to create and share their own content with our community. We also plan to cooperate with top-tier content providers with strong brand name to further enrich our professional content.

Expand beyond English language learning across the world

We believe our AI-driven and interactive approach to learning will have applications across multiple subjects and in a wide array of education and training environments. We intend to continue to invest in our technology, product and content development to expand the opportunities for life-long learning available to many categories of users across the world. For instance, we plan to expand our language learning offerings beyond English. We also intend to explore the application of our AI technology in non-education fields, which present significant growth opportunities for our company.

Build a household brand

We will continue to build our brand through marketing and public relations activities, in addition to the core word-of-mouth viral organic growth we have been focusing on since our initial launch. As we expand our product portfolio, we also plan to internationalize our branding strategy in order to attract a more global user base. We are firmly committed to continuously expanding our corporate responsibility efforts, because they play an integral role in achieving our mission and create goodwill around our brand and products.

Strengthen our capabilities through investments and strategic partnerships

In addition to growing our business organically, we will selectively pursue investments, joint ventures and partnerships that we believe are highly strategic and accretive to our technology and business. We will be rigorous in our evaluation of these opportunities and will focus on those that are complementary to our vision.

The Liulishuo Platform

Overview of Our Platform

We provide AI-powered English learning products and services for both individual users and corporate customers on our Liulishuo platform. Our AI teacher enables us to offer users a personalized learning experience through the application of deep learning and adaptive learning technologies. Our mobile platform allows users to improve their English language skills anytime and anywhere.

On our flagship app, “English Liulishuo” ( ), users can take paid courses as well as free lessons in various forms featuring a broad range of topics and culture themes. Our paid DongNi English ( ) course is personalized based on learners’ English proficiency levels and focused on systemically improving their general English proficiency. As a supplement to the standard DongNi English course, we provide premium services that provide one-to-one sessions with human English teachers. Users can also access a separate, paid course focused on improving English pronunciation, namely Authentic Pronunciation ( ). Additionally, we have a complementary “IELTS Liulishuo” ( ) app focused on providing paid IELTS speaking practice tests. Further, we launched enterprise learning services for corporate customers in 2017. As of June 30, 2018 , we had 83.8 million cumulative registered users, as well as more than 100 corporate customers.

Our AI Teacher

Launched in July 2016, our AI teacher is powered by our proprietary deep learning and adaptive learning technologies. It enables us to provide users a personalized learning experience and real-time language proficiency assessment and feedback.

Through the application of knowledge tracing technology, whereby a machine models the knowledge of users as they interact with coursework, our AI teacher can accurately predict how users would perform under different settings and create optimal study plans for every user. Our AI teacher can “hear” users’ English speech, evaluate such speech and provide real-time and personalized feedback to users, covering the core functions of a human teacher in the process of spoken English training.

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Hearing. Our AI teacher hears through a proprietary cutting-edge speech recognition and scoring engine based on deep learning technology. In converting speech into text, it effectively addresses uncertainties introduced by background noise, as well as different speaker accents and proficiency levels.

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Evaluation. Our AI teacher evaluates users’ English speech through our proprietary multi-dimension, multi-granularity speech evaluation engine. By leveraging our proprietary NLP capabilities, it can evaluate users’ speech based on several criteria, including pronunciation, vocabulary, grammar, fluency and coherence.

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Feedback. Based on the above evaluation, our AI teacher provides various forms of real-time personalized feedback to users through an intuitive user-friendly interface. It also identifies errors and provides suggestions to users on how to improve their spoken English.

We believe we have the world’s largest database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of June 30, 2018, we had recorded approximately 1.3 billion minutes of conversation and 17.5 billion sentences. Our AI teacher continuously reinforces and enhances itself by leveraging this large and growing amount of data.

Our AI teacher delivers learning content incorporating well-established language learning pedagogies. In particular, our DongNi English course was initially developed based on the Recursive Hierarchical Recognition (RHR) theory, which emphasizes a scientific approach of leveraging multi-modal inputs and short, frequent and systematic practices to develop learners’ pattern recognition and language chunking skills. We have also incorporated other renowned learning approaches into our platform and will continue to seek out the most effective, cutting-edge pedagogies and methodologies. Our learning content is diverse, covering a broad range of topics, such as everyday life, business, travel, academia and entertainment. Our advanced AI-based algorithms capture user data through their interactions with our AI teacher, and further analyze and study user behavior in real time, which enables us to upgrade and optimize our content in weeks as compared to years, which are typical for traditional education service providers.

Our English Learning Products and Services

English Liulishuo

We launched our flagship app, “English Liulishuo” in 2013. “English Liulishuo” combines a comprehensive suite of our courses, including free courses for leisure learning, the paid personalized standard courses, DongNi English, and other paid courses such as Authentic Pronunciation. The app also has additional features designed to enhance the user experience and drive user engagement. For example, we have a section named “Vocabulary Notebook” where users can accumulate and practice their English vocabulary as they study, based on various standardized tests or interests. We also have user leaderboards where users can view rankings across different dimensions to compare their performance with that of other users, as well as our community Liuliba for users to interact with each other.

Free courses. On the “English Liulishuo” app, we provide various free courses, such as English speaking courses and scenario-based simulation of English conversations. These courses incorporate gamified features and cover a variety of pop culture themes. The free courses are accessible to all our registered users. They motivate and engage our users, and help us strategically promote our paid courses to users.

DongNi English. Users wishing to systematically improve their English proficiency can take DongNi English, including the AI-powered standard course and the supplemental premium services that provide one-to-one sessions with human English teachers.

DongNi English is based on our eight internally designed language levels, from the lowest level LV1 to the highest level LV8. Our eight levels map to the six levels in the classic Common European Framework of Reference for Languages (CEFR) with the lower four levels in CEFR divided into six levels of DongNi English to better fit the learning needs of Chinese English learners. Before commencing the course, each user is required to take a proprietary placement test, which gives the user a comprehensive assessment of English capabilities along several key dimensions, such as speaking, listening, reading, vocabulary and grammar, and determines the user’s English proficiency level. A series of personalized courses suitable for the user’s proficiency level is then generated for the user to learn at a customized pace.

Each level of the personalized courses is divided into two to three units, and each unit has four to five parts covering listening, vocabulary and dialogue, as well as gamified tests on the learning materials. For each part, users listen to recordings and read texts of English language materials, repeat and record their own speech and receive AI-generated real-time feedback on their speech, and respond to multi-choice and cloze questions. Once users have completed a part of the unit, they are graded on a scale of one to four stars. After a unit is completed, users can obtain a report on their performance covering several dimensions, such as pronunciation, rhythm, fluency and accuracy. Particular sentences, words and syllables that users can improve upon are also identified. A user can upgrade to the next higher level after completing all units at his current level. The recommended study time for each level is 50 to 80 hours, depending on specific proficiency level.

In supplement to the personalized learning path provided on the “English Liulishuo” app, users of DongNi English can participate in WeChat-based study groups led by our online study advisors (OSAs), who helps motivate and retain users. See “—Our Learning Community—OSAs and Study Groups.”

For users who would like to have more human touch in their learning experience, we also offer premium services to supplement the standard DongNi English course to meet these users’ needs. Users of our premium services have one-to-one sessions with contract human teachers. We connect users with native speaking teachers experienced in teaching non-native speakers and improving their spoken and overall English proficiency. We have a rigorous screening and training process for contract human teachers, and accept the top 5% of the applicants to teach in our premium services.

Authentic Pronunciation. This paid course is offered in the “English Liulishuo” app. It is focused on improving users’ English pronunciation. Users can watch videos of how English syllables are pronounced along with detailed explanations, practice pronouncing these syllables and receive real-time personalized feedback on their pronunciation provided by our AI algorithms. Users can also join WeChat-based study groups where our OSAs provide online instructions on systematically improving English pronunciations.

LiuLi Reading. In 2018, we launched a new paid course called “LiuLi Reading,” which is currently offered in the “English Liulishuo” app. This course allows our users to read articles from reputable overseas publishers, supplemented by detailed learning tips and quizzes.

IELTS Liulishuo

Launched in 2016, our “IELTS Liulishuo” app is focused on helping users improve their scores on the IELTS spoken English proficiency test. Users can take practice speaking tests in various settings of their choice to simulate real test environments. For instance, users can choose an examiner of a particular nationality or personality. After taking a practice test, users can get a test score, a detailed analysis of their performance and suggestions on how to improve their IELTS speaking test performance, all generated by our AI algorithms. Our “IELTS Liulishuo” app also includes free practice questions and creates personalized study plans for users to improve their IELTS speaking test performance.

Enterprise learning services

We also provide learning services for corporate customers that desire to improve their employees’ English skills. Typically, a corporate customer purchases course packages from us on behalf of their employees, and the employees then use our courses with individual accounts. In addition to features available to individual users on the flagship app, we also regularly send employees’ detailed and personalized learning reports to our corporate customers, including hours studied and test scores, enabling our corporate customers to easily track the progress of their employees. Corporate customers can also use our platform to organize English fluency contests for their employees.

User Experience

A typical user journey on our flagship “English Liulishuo” app is as follows:

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After launching the app, a user can register an account using mobile phone number, email account or other social network account such as WeChat, QQ or Weibo. Once registration is completed, the user can log on to our app to select courses and access other features.

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The user can view free and personalized courses, enter our user community Liuliba and configure account settings by clicking on one of the three tabs at the bottom of the app interface. Below are screenshots of the app interface.

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Our app prompts users to take a placement test in order to get an assessment of their English proficiency. After the placement test, a user is placed into one of the eight levels of English proficiency. A report is generated, identifying the strengths and weaknesses of the user’s English skills based on several key metrics, such as speaking, listening, reading, grammar and vocabulary. Below is an example of the report.

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The user then selects his/her target proficiency level and study time, and browses a summary of his/her personalized study plan. To access the full DongNi English course and get assigned into a WeChat-based study group, the user must pay subscription fees. See “—Our Pricing Model.”

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During the course of a personalized course, the user starts on a level based on his/her placement test result and studies the learning content by unit at his own pace. Each unit comprises listening, vocabulary, and dialogue classes, as well as gamified tests based on the same materials. After each unit is completed, the user receives a detailed report on his performance. The user can proceed to the next level after completing all units at his current level.

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For free courses, the user will be recommended and can choose courses on an ad hoc basis based on his/her own interests, such as English speaking courses and scenario-based simulation of English conversations. The user’s performance is standardized into a score called “Kou Yu Li” ( ), namely oral English capability.

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In addition to receiving real-time performance feedback to track his progress, the user can view his performance ranking on user leaderboards. He can also re-take the placement test any time to assess his current proficiency level.

Our Users

As of June 30, 2018, we had 83.8 million cumulative registered users. The number of our average MAUs grew from 2.0 million in 2016 to 4.4 million in 2017 and further to 7.2 million for the six months ended June 30, 2018. We began monetization in 2016, and the number of our paying users increased rapidly from approximately 70,500 in 2016 to approximately 815,700 in 2017. The number of our paying users also increased rapidly from approximately 255,200 in the first half of 2017 to approximately 1,016,100 in the first half of 2018.

Based on information provided by our active users for the six months ended June 30, 2018, approximately 14.1% of our users are college students, 31.4% are students in K-12 education, and another 38.2% are employed or working as freelancers. Females comprise the majority of our user base. More than 92.7% of our users are located in China, and the remainder are located in foreign countries.

As of June 30, 2018, we had more than 100 corporate customers, including leading Chinese and global companies.

Selected User Case Studies

User A, aged 48, relocated with her son from China to the United States when her son started to attend schools in the United States. After the relocation, she started using “English Liulishuo” to improve her spoken English. She improved from LV3 to LV7 in one year and was admitted to a law school in the United States.

User B, aged 30, is a graduate of a well-known university in China. He passed standardized written English exams easily but could not communicate effectively when speaking English. He started using “English Liulishuo” as a LV3 user. After nine months with “English Liulishuo,” he significantly improved his oral English ability and reached LV6. As a result, he won the first prize of the English speech contest in his company and was given the opportunity to monitor and guide the operations of several overseas subsidiaries of his company.

User C, aged 27, dropped out of high school due to poverty and had been working as a beauty advisor in a beauty salon. In her spare time, she studied English by using “English Liulishuo” and improved from LV1 to LV4 within 12 months. She became one of our OSAs and recently reached LV6.

Our Learning Community

OSAs and Study Groups

Our OSAs are full-time employees who are typically college graduates with good command of English and good communication skills. They play an important role in our sales and marketing efforts by making personalized recommendations to users on extending their courses or purchasing additional products and services from us. We had over 1,000 OSAs as of June 30, 2018.

Our OSAs also manage our WeChat-based study groups, which users of DongNi English and Authentic Pronunciation can join. They help motivate users and monitor their progress, and respond to users’ queries through the study groups they manage. Users can also interact with one another in these WeChat-based groups. As of June 30, 2018, we had over 530,000 users in our over 5,800 WeChat groups.

Our OSAs and study groups help maintain the human touch that keeps users disciplined and improves learning outcomes. To enhance our OSAs’ efficiency, we also apply our proprietary AI technologies to automate certain aspects of their work.

Liuliba

Liuliba is part of our “English Liulishuo” app designed with social features for users to interact with one another. Users can create content to showcase their English skills or share study tips. Some users are small English teaching businesses that create high-quality content through Liuliba to attract an online audience. Users can also interact with each other by following other users’ activities, posting comments on user-generated content, and joining interest-based user groups.

Our Pricing Model

Our freemium model allows us to attract users with free services and convert them into paying users. On our “English Liulishuo” app, individual users can access a number of our courses and services for free, including free courses for leisure learning, Liuliba and the Vocabulary Notebook. We convert non-paying users to paying users through a variety of means. For example, after users have taken a free course or a placement test, we will provide a three-day free trial to our users, and our app prompts personalized suggestions on how users can improve their English skills with links to our paid courses.

The following table sets forth the fee scales of paid courses and services on the “English Liulishuo” app. We also selectively offer performance-based refunds to motivate our users. For example, users who have purchased 6-month access can get a refund by reaching a certain level within six months. We also offer promotional activities for corporate customers purchasing DongNi English for their employees at a discounted price.

	DongNi English (standard subscription)	DongNi English (premium service)	Authentic Pronunciation	LiuLi Reading
Fee Scale	• RMB99 for 30-day access • RMB499 for 180-day access • up to RMB998 for 12-month access	• RMB2,880 to RMB59,880, based on course length or number of course units	• RMB49 for 14-day access	• RMB199 for 100-day access

On our “IELTS Liulishuo” app, users can access practice questions and take practice speaking tests for free. However, if users want to get an instant analysis of their practice test performance, they can purchase one report at RMB45 or five reports at RMB198.

Learning Content Development and Management

Our learning content is a key component of our success.

We have developed our learning content based on well-established pedagogies. We have conducted detailed analysis of the theories, and worked closely with education experts to incorporate the pedagogies into our courses. In particular, our DongNi English course was initially developed based on the Recursive Hierarchical Recognition (RHR) theory, which emphasizes a scientific approach of leveraging multi-modal inputs and short, frequent and systematic practices to build long-term memory. We designed DongNi English to introduce content incrementally in a methodical and systematic way, allowing users to make and feel meaningful progress in a relatively short period of time. We have also developed free learning materials tailored to various interests. We continually update them to address evolving user preferences and keep up with trends in pop culture. Our advanced AI-based algorithms capture user data through their interactions with our AI teacher, and further analyze and study user behavior in real time, which enables us to upgrade and optimize our content continuously.

Our end-to-end content management system provides a number of capabilities to enable content writers to create English learning content on our platform. For example, a content writer can use our script engine in our content management system to create content with different media formats such as texts, pictures, audio and videos. The script engine also provides convenient version control for content writers. Apart from being capable of conducting end-to-end automatic content checks to ensure we present the content correctly to our end users, our content management system is integrated with our big data infrastructure so that users’ learning data related to certain pieces of content can be easily explored by our content writers to improve upon the data. Furthermore, our content management system is integrated with our adaptive learning engine to help us provide a personalized learning experience for our users.

As of June 30, 2018, we had a dedicated content development team of 78 employees, 58 of whom focus on developing content for the personalized courses and 20 of whom focus on developing other learning materials. In addition to the content we developed in-house, we also license quality content with reputable third-party content providers.

Our Technologies

Artificial Intelligence

Speech recognition

We have developed our speech recognition engine based on deep learning technology to automatically convert spoken speech into text. Our speech recognition engine can not only deal with traditional challenges of speech recognition, such as the uncertainties introduced by background noise, but can also address additional challenges introduced by different speaker accents and speaker proficiency levels. We have a large and growing database of English spoken by Chinese, covering a broad range of accents and proficiency levels. In particular, our speech corpus includes a large volume of labeled speech data gathered from users reading aloud through our apps. Such labeled speech data and related transcriptions are invaluable for training speech recognition models. Our database continually trains and improves the accuracy of our speech recognition engine and creates a technology barrier against other competitors. Our speech recognition engine further enables our other AI applications, such as auto-scoring and feedback and spoken dialog system.

Auto-scoring

Our auto-scoring engine, combined with our speech recognition engine, can evaluate users’ listening, reading, and speaking skills. Our algorithms not only generate numerical assessments in the form of test scores but also provide feedback to users on their strengths and weaknesses to improve their English skills, such as pronunciation, grammar, vocabulary, fluency and coherence. Our auto-scoring engine utilizes many of our NLP capabilities developed in-house, including grammar error detection, pragmatic error detection, synonym analysis and semantic understanding.

Knowledge tracing and adaptive learning

Our AI teacher applies knowledge tracing technology in both placement test and personalized study plan recommendations for users, delivering personalized and adaptive learning for our users. Knowledge tracing technology models users’ knowledge over time such that we can accurately predict how users will perform under different settings. Our knowledge tracing technology is based on deep learning technology, which can model complex human learning processes using artificial neural networks. The large and increasing volume of user data generated by our platform continuously trains and improves our knowledge tracing models. As a result, we can predict with approximately 90% accuracy whether users can answer certain questions correctly. Additionally, by applying knowledge tracing to model users’ learning behavior, our AI algorithm can run learning simulations and evaluate personalized learning paths without the need for continuous student assessment. Using this approach, our AI teacher can create optimal study plans for every user.

Our AI Lab

Led by our Chief Scientist and former Research Scientist at Google, Dr. Hui Lin, our AI lab consists of members with work experience at leading AI research institutions. We opened our Silicon Valley AI Lab in 2017, and together with our research teams in China, we aim to assemble a world-class team of scientists for AI and education. Our AI lab has approximately 50 scientists with expertise in voice recognition, NLP, deep learning, linguistics and other fields, with numerous research papers published in top industry publications.

Data and Data Security

We utilize our rich user data to continuously improve our products and services, and we are committed to safeguarding the security of user data.

We have collected a vast amount of user data through our users’ language learning activities. We have built proprietary tools to collect user learning data in various formats, store such data in a single data lake, and ensure the quality of this data. We further process user data using various proprietary and open source tools to utilize the user data for a variety of purposes. For example, our rich and increasing amount of data continuously improves our AI algorithms, which in turn improve our services. User data also power our mobile apps, such as the user-generated content created by users. Additionally, we use processed user data to generate regular business intelligence (BI) reports and provide ad hoc data queries to support our business functions.

We are committed to protecting user data in our business and operations. We endeavor to manage and use the data collected in accordance with applicable laws and regulations, and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. We have taken a number of measures to safeguard the security of user data. For example, we have encrypted sensitive user data in our storage systems and utilize data loss prevention solutions. We also limit and minimize authorized access to our system to protected user data through a variety of techniques, including network access authentication and division of network security domains. We continually improve and enhance our data and system security through regular security checks and timely system upgrades.

Technology Infrastructure

We have a scalable infrastructure that can support a large active mobile user base. Our users utilize our services by sending dynamic requests through their mobile apps. They typically generate peak traffic in evenings, which subsides after midnight. We utilize third-party cloud computing providers, such as Amazon Web Services, as well as our self-developed tools that are customized to better serve our needs. Such elastic infrastructure scales up and down our back-end capabilities according to our real-time traffic load.

Our Academic Advisory Committee

We have an academic advisory committee that provides academic and strategic advice to our management team. Currently, our academic advisory committee consists of three advisors: (i) Dr. Kai Li, a tenured professor of computer science at Princeton University, (ii) Dr. Dan Schwartz, Dean of the Stanford University Graduate School of Education, and (iii) Dr. Nich Turk-Browne, a professor of neuroscience at Yale University.

Intellectual Property

We seek to protect our technology, including our proprietary AI technology and technology infrastructure, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of the date of this prospectus, we have registered 28 patents (including two invention patents and 26 design patents), over 100 trademarks, over 40 software copyrights and one written work copyright in China. We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigations against us, alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Relating to Our Business—We may face intellectual property infringement claims and other claims of third party rights, which may be expensive to defend and may disrupt our business and operations.” In addition, we have entered into intellectual property licensing agreements with third-party content providers, including royalty agreements with Lance Knowles pursuant to which we have obtained rights to publish certain content developed by Lance Knowles through our mobile apps.

Branding, Marketing and Sales

We will continue word-of-mouth promotions, and we believe that the improvements in our services and user experience will result in a better brand image as an effective and efficient English learning platform, which will allow us to attract and retain more users. We were named on the list of “The 100 Most Promising Private AI Companies in the World” for 2018 by CB Insights, one of seven companies from China and one of the only two education companies globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by

Forbes China. We won “First Place in the Field of Intelligent Education” by CIWEEK in 2016. Our flagship mobile app, “English Liulishuo,” was featured as one of the Selected Apps of the Year 2013 and the Editors’ Choice App in the Apple app store. Since January 2017, “English Liulishuo” has consistently ranked among the top education apps in the Apple app store and the major Android app stores.

Our brand image is further promoted as our technologies, especially our proprietary AI technologies, receive more recognition. We were selected as the official language training provider to the 2016 G20 Summit held in Hangzhou, China. We are also the only company from China to be a corporate member of the Center for the Fourth Industrial Revolution of the World Economic Forum, a distinction we have held since June 2017. We also engage in brand advertising to promote our brand.

We have initiated various marketing activities to generate traffic to our platform and grow our user base. Our sales and marketing channels include Apple and Android app stores, search engines, social media, as well as offline events such as on-campus events at universities.

We utilize our WeChat official accounts to attract users, promote our products and services and communicate with our users. We provide users with timely updates about our services and useful English learning tips, as well as hyperlinks to our apps.

Our free services and features help us promote our paid courses among non-paying users. Our OSAs play an important role in our marketing efforts by making personalized recommendations to users on signing up for a paid course, extending their existing courses or purchasing additional products and services from us. We also have a team dedicated to sales to corporate customers and catering to their needs.

Social Responsibility

We have partnered with a number of non-profit organizations to implement various social responsibility initiatives.

Smart Cloud Classroom

In June 2016, we provided a series of AI English courses for free to a welfare school in a remote rural area in northwest China that provides free education to orphans. After one year of study, the average score of students’ High School Entrance Examination on English subject has significantly improved. 27% of the students improved one level on our “English Liulishuo” app. In 2017 and the first half of 2018, we continued the Smart Cloud Classroom project across the country, supporting more than 1,300 students in 28 schools.

Rural Teachers Support Plan

We have provided AI English courses to rural teachers for free to help them improve their teaching skills. In July 2017, the first recruited group of nearly 100 village teachers started their studies. The Rural Teachers Support Plan has provided AI English courses to over 1,260 rural teachers to date.

Competition

Our business is characterized by innovation, rapid change and disruptive AI, big data and mobile internet technologies. As we operate at the intersection of the technology and education industries, we potentially could face competition not only from providers of online and offline education services, but also from technology and internet players, especially those actively developing AI technology. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand. Technology and internet players that are larger than us may devote more resources to research and development, introduce new technology faster than us or have capabilities more advanced than ours. We also compete with them for talent with technological expertise, which is critical to the sustained development of our technology and products and services.

Employees

As of June 30, 2018, we had 1,689 employees. The following table sets forth the numbers of our employees categorized by function as of June 30, 2018:

As of June 30, 2018
Function:
Research and development	234
Platform operation	126
Content development	78
Sales and marketing	1,193
Others	58

Total	1,689

Properties

Our headquarters is located in Shanghai, where we lease and occupy office space with an aggregate floor area of approximately 31,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. We also lease and occupy office space located in Nanjing and Hangzhou of China as well as Silicon Valley of the United States with an aggregate floor area of approximately 2,800 square meters.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China. See “Risk Factors—Risks Relating to Our Business—We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Online Services

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by MOFCOM, and the National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Pursuant to the latest Catalog amended on June 28, 2017, or the 2017 Catalog, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for e-commerce).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our VIE, Shanghai Liulishuo.

Regulations Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of VATS must first obtain a VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, as amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Classified Catalog of Telecommunications Services (2003 Version), information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” On December 28, 2015, the MIIT published a revised Classified Catalog of Telecommunication Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, which continues to classify information service as a category of VATS, and revised the definition of information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services by the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain an ICP License from the relevant government authorities before providing any commercial internet information services within China. When the internet information services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to the application for an ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by CAC in June 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Related to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the State Administration of Radio and Television), on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SAPPRFT promulgated Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues.

Regulation Related to Internet Live Streaming Services

On September 2, 2016, the SAPPRFT promulgated the Notice on Strengthening the Administration of Live Streaming Services of Internet Audio-Visual Program, which provided that any company without a License for Online Transmission of Audio-Visual Programs shall not operate audio-visual live streaming business and the live streaming programs provided by the qualified company shall not contain any content forbidden by laws and regulations.

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, or the Internet Live Streaming Provisions, effective December 1, 2016. “Internet live streaming service” is defined in the Internet Live Stream Provisions as the activities of continuously releasing real-time information to the public based on the internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined therein as an entity providing internet live streaming platform services. The Internet Live Streaming Provisions provide that internet live streaming service providers shall examine the true identity information of each internet live-streaming issuer, and complete the filing with local counterparts of the CAC.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises providing Internet Live Streaming Services, which provided that all the companies providing internet live streaming services shall complete the filing procedure with its local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such company.

Regulation Related to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC (currently known as the Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulation Related to Online Publishing

On June 27, 2002, the General Administration of Press and Publication (currently known as the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and in accordance with the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s

Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, which became effective from September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide English learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2013 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

Education Law of China

On March 18, 1995, the PRC National People’s Congress promulgated the PRC Education Law, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The SCNPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was later amended on November 7, 2016, the amendment of which took effect on September 1, 2017. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in China, such schools or educational organizations established using non-government funds are referred to as “private schools.”

According to the amended Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs, or MCA, or its local counterparts as a private non-enterprise institution. Entities and individuals may choose to establish non-profit private schools or for-profit private schools at their own discretion. Nonetheless, for-profit private schools that are engaged in compulsory education are not allowed.

On December 30, 2016, the Ministry of Education, or the MOE, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools. Pursuant such rules, the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for For-profit Private Schools, which came into effect on September 1, 2017. Such notice provides that the industry expression in the name of the private culture education institutions shall typically include “training school /center,” such as “curriculum training school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution, such as “English training school.”

Regulation Related to Online and Distance Education

Pursuant to the Interim Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, on July 5, 2000, educational websites may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an internet service provider. Setting up education websites is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “educational websites” was not retained.

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, further explicitly withdrew the approval requirements for operating educational websites as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. However no specific administration measures regarding the institutions offering training service only through internet have been promulgated by Shanghai government as of the date of this prospectus.

Regulations Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively. The amended Copyright Law and its implementation rules extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the NCAC and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and was later amended on January 8, 2011 and January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC laws, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

Patents

The SCNPC adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Name

The MIIT promulgated its Administrative Measures on Internet Domain Names in 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in China is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as last amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in China to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16 and other laws and regulations related to foreign currency exchange. Circular 19, Circular 16 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-

invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this prospectus, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008, while the Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria. Enterprises qualified as

“High-Tech Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High-Tech Enterprise” status.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and a 10% tax would apply with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares. In addition, non-PRC resident enterprises without any branches in China are subject to enterprise income tax in connection with their gains from PRC source at a rate of 10%.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in China, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. The SAT issued the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or SAT Announcement 9, which became effective from April 1 2018, replacing Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or SAT Notice 601, SAT Announcement 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, LingoChamp (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Yuguan and Yuling, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT

Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as set forth in Circular 698 as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•

for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•

the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within 7 days from the date of occurrence of the withholding obligation;

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where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•

for the income tax required to be withheld under Article 37 of the Enterprise Income Tax Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the Enterprise Income Tax Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

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the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax;

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where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the Enterprise Income Tax Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within 5 working days from the date.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry was generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yi Wang	38	Chairman of the Board of Directors and Chief Executive Officer
Zheren Hu	33	Director and Chief Technology Officer
Hui Lin	36	Director and Chief Scientist
Jenny Hong Wei Lee	46	Director
Jinjian Zhang	30	Director
Xian Chen	36	Director
Jun Lou	36	Director
Bin Yu	48	Chief Financial Officer

Yi Wang is one of our founders, and has served as the chairman of our board of directors and our chief executive officer since the inception of our company. Prior to that, Dr. Wang served as a product director at AdChina, a leading online advertising platform in China, from April 2011 to August 2012. From July 2009 to April 2011, he served as a product manager at Google and was responsible for various key features and systems of Google Analytics and Google’s cloud infrastructure. Dr. Wang has been selected into the “Thousand Talents Plan,” a program established by the PRC government to recognize overseas PRC citizens who are leading experts in scientific research, innovation and entrepreneurship. He received his bachelor’s degree and master’s degree in electrical engineering from Tsinghua University in 2003 and 2005, respectively, and his Ph.D. degree in computer science from Princeton University in 2009.

Zheren Hu is one of our founders, and has served as our director and chief technology officer since the inception of our company. From 2010 to 2011, Mr. Hu served as an engineer at Quantcast, an AI-driven data analytics company. Mr. Hu received his bachelor’s degree of engineering in computer science from Shanghai Jiao Tong University in 2006 and his master’s degree of science in management information systems from the University of Arizona in 2008.

Hui Lin is one of our founders, and has served as our director and chief scientist since the inception of our company. Prior to that, Dr. Lin served as a research scientist at Google from 2012 to 2013. Dr. Lin received his bachelor’s degree and master’s degree in electrical engineering from Tsinghua University in 2003 and in 2006, respectively, and his Ph.D. degree in electrical engineering from the University of Washington in 2011.

Jenny Hong Wei Lee has served as our director since June 2014. Ms. Lee has served as the managing partner of GGV Capital since 2005. Prior to that, she had operations and finance work experience at JAFCO Asia from August 2002 to April 2005, at Morgan Stanley from July 2001 to July 2002 and at Singapore Technologies Aerospace from July 1995 to September 1999. Ms. Lee also serves as a director of various privately held companies. Ms. Lee received her bachelor’s degree from Cornell University in 1994, her master’s degree in electrical engineering from Northwestern University in 1995, and her M.B.A. degree from Kellogg School of Management in 2001.

Jinjian Zhang has served as our director since July 2015. Mr. Zhang joined Trustbridge Partners in July 2012 and currently serves as a director. Mr. Zhang also serves as a director of various privately held companies in China. Mr. Zhang received his bachelor’s degree in electrical engineering from University of Electronics Science and Technology of China in 2011, and his master’s degree in electronic circuit and system from Fudan University in 2014.

Xian Chen has served as our director since June 2017. Mr. Chen has served as a managing director of CMC Capital Partners since May 2013. Prior to that, he served as a director of Providence Equity Partners from 2009 to 2013. From 2004 to 2009, he worked for Morgan Stanley Private Equity Asia. Mr. Chen also serves as a director of Secoo Holding Limited (Nasdaq: SECO) and Ourgame International Holdings Limited (SEHK: 6899). Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 2003.

Jun Lou has served as our director since June 2017. Mr. Lou has served as a managing director of IDG Capital since June 2014. Prior to that, he served as a senior manager of Alibaba Capital Partners from August 2011 to June 2014. From 2005 to 2011, Mr. Lou held different positions at various international and domestic financial institutions and professional service firms. Mr. Lou received his bachelor’s degree in computer science from University College London in 2005.

Bin Yu has served as our chief financial officer since September 2017. Prior to joining us, she served as the chief financial officer of InnoLight Technology Corporation from January 2015 to April 2017. From May 2013 to January 2015, she served as the chief financial officer of Star China Media Limited. From August 2012 to April 2013, she served as the senior vice president of Youku Tudou Inc. Ms. Yu served as the chief financial officer of Tudou Holdings Limited from January 2012 to April 2013, after serving as the vice president of finance of the same company from 2010 to 2011. Prior to that, Ms. Yu worked at KPMG from 1999 to 2010. Currently, Ms. Yu also serves as an independent director of Baozun Inc. (Nasdaq: BZUN), GDS Holdings Ltd. (Nasdaq: GDS) and Tian Ge Interactive Holdings Limited (SEHK: 1980). Ms. Yu received her bachelor’s degree from Xi’an Foreign Language University in 1992, her master’s degree in accounting and her master’s degree in education from the University of Toledo in 1999, and her EMBA degree from Tsinghua University and INSEAD in 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of the American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Board of Directors

Our board of directors will consist of                  directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                  ,                  and                  .                  will be the chairman of our audit committee. We have determined that                  ,                  and                  each satisfies the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market] and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that                  qualifies

as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                 ,                 and                 .                  will be the chairman of our compensation committee. We have determined that                  ,                  and                  satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                  ,                  and                  .                  will be the chairperson of our nominating and corporate governance committee.                  ,                  and                  satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

[We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB1.0 million (US$0.2 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2014 Equity Incentive Plan

In May 2014, our board of directors and shareholders adopted the 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this prospectus, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Plan is 5,456,192, subject to further amendment. As of the date of this prospectus, awards to purchase 5,046,974 Class A ordinary shares under the 2014 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2014 Plan.

Types of awards. The 2014 Plan permits the awards of options, share appreciation rights, restricted share awards, restricted share unit awards, and any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2014 Plan. The board of directors or the committee, as applicable, will determine, among other things, the participants to receive awards, the date and the method of each award to be granted, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant or such shorter period specified in the award agreement.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2014 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the 2014 Plan. Unless terminated earlier, the 2014 Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the plan, subject to the limitations of applicable laws. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2014 Plan unless agreed by the participant.

The following table summarizes, as of the date of this prospectus, the options granted under the 2014 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheren Hu	*	0.60	2018/7/31	2028/7/31
Hui Lin	*	0.60	2018/7/31	2028/7/31
Bin Yu	476,584	0.60	2017/12/31&2018/7/31	2027/12/31&2028/7/31
Other grantees	4,290,390	0.01~0.60	2014/5/26-2018/7/31	2024/5/26-2028/7/31

Total	5,046,974

*	Less than 1% of our total outstanding shares.

2018 Share Incentive Plan

In July 2018, our board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is initially 5% of the total number of shares issued and outstanding immediately after the completion of this offering, plus increases as approved by our board of directors from time to time, provided that (i) increase(s) to the award pool in any fiscal year shall not exceed 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, (ii) the aggregate size of the award pool shall not exceed 5% of the total number of shares issued and outstanding at any given time, and (iii) the size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

As of the date of this prospectus, no award has been granted under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

Equity Incentive Trust

Ace Creation Global Trust was established under a trust deed between us and Vistra Trust (Singapore) Pte. Limited, or Vistra Trust, as trustee, dated July 31, 2018. Through Ace Creation Global Trust, our Class A ordinary shares and other rights and interests under awards granted pursuant to our 2014 Plan may be provided to certain grant recipients. As of the date of this prospectus, some of our grantees under the 2014 Plan, who are all our employees, participated in the Ace Creation Global Trust.

Participants in Ace Creation Global Trust transfer their equity awards to Vistra Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Vistra Trust will exercise the equity awards and transfer the relevant Class A ordinary shares and other rights and interest under the equity awards to the relevant grant participants upon the written direction of the trust administrator. The trust deed provides that Vistra Trust shall not exercise the voting rights attached to such Class A ordinary shares unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 42,202,231 ordinary shares on a pro forma basis outstanding as of the date of this prospectus, and              Class A ordinary shares and              Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A ordinary shares	Class B ordinary shares	%	% of aggregate voting power†	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power†
Directors and Executive Officers*:
Yi Wang(1)	—	11,753,847	27.9	27.9
Zheren Hu(2)	—	5,010,931	11.9	11.9
Jenny Hong Wei Lee(3)	4,947,332	—	11.7	11.7
Hui Lin(4)	—	2,910,896	6.9	6.9
Jinjian Zhang(5)	—	—	—	—
Xian Chen(6)	—	—	—	—
Jun Lou(7)	—	—	—	—
Bin Yu	—	—	—	—
All Directors and Executive Officers as a Group	4,947,332	19,675,674	58.3	58.3
Principal Shareholders:
Joyx Holdings Ltd.(8)	—	11,753,847	27.9	27.9
IDG entities(9)	5,663,164	—	13.4	13.4
Trustbridge Partners V, L.P.(10)	5,663,164	—	13.4	13.4
Muang Holdings Ltd.(11)	—	5,010,931	11.9	11.9
GGV entities(12)	4,947,332	—	11.7	11.7
Ulingo Holdings Ltd.(13)	—	2,910,896	6.9	6.9
CMC Lullaby Holdings Limited(14)	2,647,690	—	6.3	6.3

Notes:

*	Except as otherwise indicated below, the business address of our directors and executive officers is 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China.
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to one vote per share prior to this offering, and will be entitled to ten votes per share upon the completion of this offering on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 11,753,847 Class B ordinary shares directly held by Joyx Holdings Ltd., a British Virgin Islands business company limited by shares. Joyx Holdings Ltd. is wholly owned and ultimately controlled by Dr. Wang.

(2)

Represents 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a British Virgin Islands business company limited by shares. Muang Holdings Ltd. is wholly owned and ultimately controlled by Mr. Hu.

(3)

Represents 4,947,332 Class A ordinary shares issuable upon the conversion of (i) 28,711 Series Seed preferred shares, 51,680 Series A preferred shares, 11,337 Series B preferred shares and 10,995 Series C preferred shares held by GGV Capital IV Entrepreneurs Fund L.P. and (ii) 1,354,065 Series Seed preferred shares, 2,437,317 Series A preferred shares, 534,684 Series B preferred shares and 518,543 Series C preferred shares held by GGV Capital IV L.P.. GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. are collectively referred to as GGV entities. Ms. Lee is one of the ultimate controlling owners of GGV entities, having shared voting and investment power in such shares. Ms. Lee disclaims beneficial ownership of the shares held by GGV entities, except to the extent of her pecuniary interests therein. The business address of Ms. Lee is Unit 3015, 2IFC, 8 Century Avenue, Pudong District, Shanghai, People’s Republic of China.

(4)

Represents 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares. Ulingo Holdings Ltd. is wholly owned and ultimately controlled by Dr. Lin.

(5)	The business address of Mr. Zhang is Zhuqiao, 669 Haike Road, Pudong District, Shanghai, People’s Republic of China.
(6)	The business address of Mr. Xian Chen is 13/F, South Building, Kerry Center, 1 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.
(7)	The business address of Mr. Lou is RM2901, 29th Floor, Kunhe Center, 208 Chengbei Road, Xiacheng District, Hangzhou, People’s Republic of China.
(8)

Represents 11,753,847 Class B ordinary shares directly held by Joyx Holdings Ltd., a business company limited by shares incorporated in British Virgin Islands. Joyx Holdings Ltd. is wholly owned and ultimately controlled by Dr. Wang, our director and chief executive officer. The registered address of Joyx Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents 5,663,164 Class A ordinary shares issuable upon the conversion of (i) 1,257,069 Series Seed preferred shares directly held by IDG Technology Venture Investment IV, L.P., a Cayman Islands limited partnership, (ii) 276,555 Series A preferred shares directly held by IDG Technology Venture Investment V, L.P., a Cayman Islands limited partnership, (iii) 2,065,978 Series A preferred shares, 1,473,199 Series B preferred shares and 316,987 Series C preferred shares directly held by IDG-Accel China Growth Fund III L.P., a Cayman Islands limited partnership, and (iv) 146,464 Series A preferred shares, 104,440 Series B preferred shares and 22,472 Series C preferred shares directly held by IDG-Accel China III Investors L.P., a Cayman Islands limited partnership. IDG Technology Venture Investment IV, L.P., a Cayman Islands limited partnership. IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are collectively referred to as IDG entities. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV LLC, a Delaware limited liability company. The general partner of IDG Technology Venture Investment V, L.P. is IDG Technology Venture Investment V LLC, a Delaware limited liability company. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates, L.P., which in turn is controlled by IDG-Accel China Growth Fund GP III Associates Ltd, a Cayman limited company. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. Each of the IDG entities is managed and ultimately controlled by Quan Zhou and Chi Sing Ho. The registered address for each of IDG Technology Venture Investment IV, L.P. and IDG Technology Venture Investment V, L.P. is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, USA. The registered address of each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business address of each of IDG entities is c/o IDG Capital Management (HK) Limited, Unit 5505, 55/F, The Center, 99 Queen’s Road Central, Hong Kong.

(10)

Represents 5,663,164 Class A ordinary shares issuable upon the conversion of 5,323,705 Series B preferred shares and 339,459 Series C preferred shares directly held by Trustbridge Partners V, L.P., a Cayman Islands exempted limited partnership. The investment committee of Trustbridge Partners V, L.P. has the power to make investment decisions as to the shares held by the entity. The investment committee consists of the following five members: Shujun Li, Feng Ge, Lin Ning David, Hongyan Guan and Xiaodong Liang. The registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(11)

Represents 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a business company limited by shares incorporated in British Virgin Islands. Muang Holdings Ltd. is wholly owned and ultimately controlled by Mr. Hu, our director and chief technology officer. The registered address of Muang Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(12)

Represents 4,947,332 Class A ordinary shares issuable upon the conversion of (i) 28,711 Series Seed preferred shares, 51,680 Series A preferred shares, 11,337 Series B preferred shares and 10,995 Series C preferred shares directly held by GGV Capital IV Entrepreneurs Fund L.P., a California limited partnership, and (ii) 1,354,065 Series Seed preferred shares, 2,437,317 Series A preferred shares, 534,684 Series B preferred shares and 518,543 Series C preferred shares directly held by GGV Capital IV L.P., a California limited partnership. GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. are collectively referred to as GGV entities. The general partner of each of GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital IV L.P. is GGV Capital IV L.L.C., a California limited liability company, which is ultimately controlled by Jenny Hong Wei Lee, Jeff Richards, Jixun Foo, Glenn Soloman and Hans Tung. The registered address of each of GGV entities is 3000 Sand Hill Road, Suite 4-230, Menlo Park, CA 94025, USA.

(13)

Represents 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares. Ulingo Holdings Ltd. is wholly owned and ultimately controlled by Dr. Lin, our director and chief scientist. The registered address of Ulingo Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(14)

Represents 2,647,690 Class A ordinary shares issuable upon the conversion of 2,647,690 Series C preferred shares directly held by CMC Lullaby Holdings Limited, a Cayman Islands limited liability company. CMC Lullaby Holdings Limited is ultimately controlled by

Ruigang Li. The registered address of CMC Lullaby Holdings Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, 7,057,235 ordinary shares outstanding on an as-converted basis are held by record holders in the United States.

The ADSs that we issue in this offering will represent Class A ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is US$100,000.00 divided into 100,000,000 shares, par value of US$0.001 each, of which (i) 57,861,314 shares are designated as Class A ordinary shares; (ii) 19,770,990 shares are designated as Class B ordinary shares, (iii) 22,367,696 preferred shares, among which 3,645,501 preferred shares are designated as Series Seed preferred shares, 5,531,104 preferred shares are designated as Series A preferred shares, 7,895,711 preferred shares are designated as Series B preferred shares; and 5,295,380 preferred shares are designated as Series C preferred shares. As of the date of this prospectus, 158,861 Class A ordinary shares, 19,675,674 Class B ordinary shares, 3,645,501 Series Seed preferred shares, 5,531,104 Series A preferred shares, 7,895,711 Series B preferred shares, 5,295,380 Series C preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

Immediately upon the completion of this offering, there will be              Class A ordinary shares and              Class B ordinary shares outstanding, including a total of 22,367,696 Class A ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares, assuming the underwriters do not exercise the over-allotment option.

[Our Post-Offering Memorandum and Articles

We expect to adopt, subject to the approval of our board of directors and shareholders, a fifth amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. [Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our three founders or any entity which is not ultimately controlled by any of them, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.]

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the post-offering amended and restated memorandum and articles of association. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands, and on a poll every shareholder shall have one vote for every share of which he is the holder. A poll shall be taken as the chairman directs, except on a poll demanded on the election of a chairman or on a question of adjournment.

A quorum required for a meeting of shareholders consists of one or more shareholders present in present or by proxy and holding not more than 50% of the outstanding shares entitled to vote in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative. Advance notice of at least [ten days and no more than sixty days] is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven days] is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of [at least one shareholder] present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate [not less than one-third] of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•

a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Global Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least [14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). ]

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

[Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association. ]

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a [majority] of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On July 14, 2015, we repurchased an aggregate of 229,010 Class B ordinary shares from Joyx Holdings Ltd., Muang Holdings Ltd. and Ulingo Holdings Ltd. for an aggregate consideration of approximately US$0.9 million

On June 16, 2017, we re-designated an aggregate of 95,316 Class B ordinary shares into Class A ordinary shares. On the same date, we issued 63,545 Class A ordinary shares to Cherubic Ventures SSG Ltd. for an aggregate consideration of approximately US$0.6 million.

Preferred Shares

On July 14, 2015, we issued an aggregate of 7,895,711 Series B preferred shares to Trustbridge Partners V., L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., HES Ventures I, Inc., RTA Capital, LLC and Cherubic Ventures Fund II, L.P. for an aggregate consideration of US$28.9 million.

On June 16, 2017, we issued an aggregate of 5,295,380 Series C preferred shares to CMC Lullaby Holdings Limited, Wu Capital Limited, IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., Cherubic Ventures SSG II Ltd, HES Ventures I, Inc. and Trustbridge Partners V, L.P. for an aggregate consideration of approximately US$50.0 million.

Option Grants

We have granted options to purchase our ordinary shares to certain of our officer and employees. See “Management—Share Incentive Plans.”

Shareholders Agreement

We entered into our shareholders agreement on June 16, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement provide for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights

Pursuant to our shareholders agreement dated June 16, 2017, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time or from time to time after the earlier of (i) the date that is six months after the completion of this offering, or (ii) the date that the lock-up by underwriters is partially or wholly released, holders holding 30% or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration for at least 20% of the then outstanding registrable securities held by all holders (together with the registrable securities which the other holders elect to include in such registration) or any lesser percentage if the anticipated gross receipts from the this offering exceed US$20,000,000. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.

Registration on Form F-3 or Form S-3. Any holder may request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$1,000,000. We, however, are not obligated to consummate a registration if we have consummated two registrations within any twelve month period. We have the right to defer filing of a registration statement for a period of not more than 60 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period.

Piggyback Registration Rights. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of our company).

Expenses of Registration. We will bear all registration expenses, other than (i) the underwriting discounts and selling commissions applicable to the sale of registrable securities, (ii) the special auditing fees exceeding US$25,000, (iii) fees and disbursement of the counsel(s) engaged by each holder, and (iv) fees and expenses charged by the depositary bank and transfer tax applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration upon the later of (i) the fifth anniversary from the date of closing of an IPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date on which such holder may sell with registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in             Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

[Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.]

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$              per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least [30] days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least [30] days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within [45] days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the [90]th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of             . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

[We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, each of our officers, directors and shareholders and certain option holders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.]

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal              Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that LingoChamp Inc. is not a PRC resident enterprise for PRC tax purposes. LingoChamp Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that LingoChamp Inc. meets all of the conditions above. LingoChamp Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that LingoChamp Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise or such income is treated as sourced from within China. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LingoChamp Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that LingoChamp Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADS or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly or constructively) 10% or more of our stock(by vote or value), investors who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or Class A ordinary shares, the Medicare tax on net investment income, the base erosion and anti-abuse tax under Section 59A of the Code, or certain information reporting requirements that may apply to certain U.S. Holders. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to list our ADSs on the [New York Stock Exchange/Nasdaq Global Market]. Provided the listing is approved , we believe that the ADSs will be readily tradable on an established securities market in the United States, and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations .In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China , a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our ADSs on the [New York Stock Exchange/Nasdaq Global Market] , we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our ADSs will continue to be listed and traded on the [New York Stock Exchange/Nasdaq Global Market]. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the [New York Stock Exchange/Nasdaq Global Market]. Consequently, if a U.S. Holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , we have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. are acting as representatives, the following respective numbers of shares of ADSs:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
Goldman Sachs (Asia) L.L.C.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                 per ADS. The underwriters and selling group members may allow a discount of $                 per ADS on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

[We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.]

[Our officers, directors, shareholders and certain option holders] have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of ADSs or our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. and for a period of 180 days after the date of this prospectus.]

[The 180-day restricted period described in the preceding two paragraphs will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding two paragraphs will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.]

We have applied to list our ADSs on [The New York Stock Exchange/Nasdaq Global Market].

[In connection with the listing of ADSs on [The New York Stock Exchange/Nasdaq Global Market], the underwriters will undertake to sell round lots of 100 shares or more to a minimum of                beneficial owners.]

Prior to this offering, there has been no public market for the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids [and passive market making] in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. [The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.]

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. [In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.]

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

[In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.]

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on [The New York Stock Exchange/Nasdaq Global Market] or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

[At our request, the underwriters have reserved up to         % of the ADSs being offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person

(a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

Resale Restrictions

The distribution of ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in China, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of China or to persons for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable PRC laws and regulations. For the purpose of this paragraph, China does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs have been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the ADSs will not benefit from protection or supervision by such authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [stock exchange application and listing fee], all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
[Stock exchange application and listing fee]
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Walkers. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by JunHe LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-732-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of LingoChamp Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LingoChamp Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 13, 2018

We have served as the Company’s auditor since 2017.

LingoChamp Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2016	2017
						Pro-forma (Unaudited)
			RMB	RMB	US$ (Note 2(e))	RMB (Note 18)	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	4		41,300,884	416,483,038	64,012,271	416,483,038	64,012,271
Short-term investments	2	(h)	121,336,156	35,421,663	5,444,210	35,421,663	5,444,210
Accounts receivable, net	5		—	7,236,274	1,112,195	7,236,274	1,112,195
Prepayments and other current assets	6		2,958,939	21,906,736	3,367,004	21,906,736	3,367,004

Total current assets			165,595,979	481,047,711	73,935,680	481,047,711	73,935,680

Non-current assets:
Property and equipment, net	7		1,617,725	11,778,589	1,810,336	11,778,589	1,810,336
Other non-current assets	6		—	1,498,394	230,299	1,498,394	230,299

Total non-current assets			1,617,725	13,276,983	2,040,635	13,276,983	2,040,635

Total assets			167,213,704	494,324,694	75,976,315	494,324,694	75,976,315

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 11,300,478 and RMB 64,404,491 as of December 31, 2016 and 2017, respectively)			11,300,478	65,235,616	10,026,531	65,235,616	10,026,531
Deferred revenue (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 12,768,171 and RMB 115,536,846 as of December 31, 2016 and 2017, respectively)			12,768,171	115,536,846	17,757,688	115,536,846	17,757,688
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 1,474,777 and RMB 10,638,612 as of December 31, 2016 and 2017, respectively)			15,545,489	46,817,135	7,195,662	46,817,135	7,195,662
Tax payable (including tax payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 122,139 and RMB 7,598,181 as of December 31, 2016 and 2017, respectively)	8		3,040,921	15,762,887	2,422,711	15,762,887	2,422,711
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 950,000 and RMB 40,972,262 as of December 31, 2016 and 2017, respectively)	9		2,151,769	45,146,495	6,938,889	45,146,495	6,938,889

Total current liabilities			44,806,828	288,498,979	44,341,481	288,498,979	44,341,481

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of nil and RMB 907,711 as of December 31, 2016 and December 31, 2017)			—	907,711	139,513	907,711	139,513
Other non-current liabilities (including Other non-current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 1,500,000 and RMB 1,000,000 as of December 31, 2016 and 2017, respectively)	9		1,500,000	1,000,000	153,697	1,000,000	153,697

Total non-current liabilities			1,500,000	1,907,711	293,210	1,907,711	293,210

Total liabilities			46,306,828	290,406,690	44,634,691	290,406,690	44,634,691

		As of December 31,
	Note	2016	2017
					Pro-forma (Unaudited)
		RMB	RMB	US$ (Note 2(e))	RMB (Note 18)	US$ (Note 2(e))
Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited) ; redemption amount of RMB 11,644,222 as of December 31, 2017)	10	28,337,639	28,337,639	4,355,415	—	—
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 80,040,266 as of December 31, 2017)	10	70,145,533	73,250,416	11,258,383	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 204,258,376 as of December 31, 2017)	10	188,462,829	201,027,344	30,897,337	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding as of December 31, 2017; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 351,157,316 as of December 31, 2017)	10	—	349,288,985	53,684,734	—	—

Total mezzanine equity		286,946,001	651,904,384	100,195,869	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$0.001 par value; 63,156,694 and 57,956,630 shares authorized, nil and 158,861 shares issued and outstanding as of December 31, 2016 and 2017, respectively; 22,526,557 Class A Ordinary Shares on a pro-forma basis as of December 31, 2017 (unaudited))	11	—	1,020	159	141,687	22,527
Class B Ordinary shares (US$0.001 par value; 19,770,990 and 19,675,674 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; 19,675,674 Class B Ordinary Shares on a pro-forma basis as of December 31, 2017 (unaudited))	11	121,967	121,379	19,676	121,379	19,676
Subscriptions Receivable from founding shareholders		(121,967)	(121,967)	(19,771)	(121,967)	(19,771)
Additional paid-in capital		—	—	—	651,763,717	100,173,501
Accumulated other comprehensive income/(loss)		24,897,112	(84,887)	(13,044)	(84,887)	(13,044)
Accumulated deficit		(190,936,237)	(447,901,925)	(68,841,265)	(447,901,925)	(68,841,265)

Total shareholders’ (deficit)/equity		(166,039,125)	(447,986,380)	(68,854,245)	203,918,004	31,341,624

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		167,213,704	494,324,694	75,976,315	494,324,694	75,976,315

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2016	2017
		RMB	RMB	US$(Note 2(e))
Net revenues		12,332,237	165,561,286	25,446,304
Cost of revenues(including share-based compensation expenses of 1,257,137 and 1,341,048 for the years ended December 31, 2016 and 2017, respectively)		(27,503,267)	(57,690,704)	(8,866,899)

Gross (loss)/profit		(15,171,030)	107,870,582	16,579,405

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of 839,203 and 2,380,128 for the years ended December 31, 2016 and 2017, respectively)		(28,534,187)	(283,054,938)	(43,504,747)
Research and development expenses (including share-based compensation expenses of 2,284,513 and 3,799,159 for the years ended December 31, 2016 and 2017, respectively)		(30,012,514)	(53,161,512)	(8,170,775)
General and administrative expenses (including share-based compensation expenses of 138,938 and 997,358 for the years ended December 31, 2016 and 2017, respectively)		(8,753,600)	(19,807,191)	(3,044,310)

Total operating expenses		(67,300,301)	(356,023,641)	(54,719,832)

Loss from operations		(82,471,331)	(248,153,059)	(38,140,427)

Interest income		2,670,665	933,854	143,531
Foreign exchange related (losses)/gains, net		(9,839,784)	7,143,539	1,097,942
Change in fair value of short-term investment		59,320	750,154	115,297
Other income, net		412,099	2,171,731	333,789

Loss before income tax expenses		(89,169,031)	(237,153,781)	(36,449,868)
Income tax expense	14	—	(5,605,847)	(861,603)

Net loss		(89,169,031)	(242,759,628)	(37,311,471)

Series A Preferred share redemption value accretion		(3,600,996)	(3,104,883)	(477,212)
Series B Preferred share redemption value accretion		(11,547,597)	(12,564,515)	(1,931,131)
Series C Preferred share redemption value accretion		—	(11,147,161)	(1,713,287)

Net loss attributable to LingoChamp Inc.’s ordinary shareholders		(104,317,624)	(269,576,187)	(41,433,101)

Net loss		(89,169,031)	(242,759,628)	(37,311,471)
Other comprehensive income/(loss) Foreign currency translation adjustment, net of nil tax		12,994,795	(24,981,999)	(3,839,663)

Comprehensive loss		(76,174,236)	(267,741,627)	(41,151,134)

Net loss per Class A and Class B ordinary shares
—Basic and diluted	15	(5.28)	(13.59)	(2.09)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	15	19,770,990	19,834,535	19,834,535

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscriptions Receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2016	—	—	19,770,990	121,967	(121,967)	—	11,902,317	(91,138,404)	(79,236,087)
Share-based compensation expense (Note 12)	—	—	—	—	—	4,519,791	—	—	4,519,791
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(4,519,791)	—	(10,628,802)	(15,148,593)
Net loss for the year	—	—	—	—	—	—	—	(89,169,031)	(89,169,031)
Foreign currency translation	—	—	—	—	—	—	12,994,795	—	12,994,795

Balance as of December 31, 2016	—	—	19,770,990	121,967	(121,967)	—	24,897,112	(190,936,237)	(166,039,125)

Issuance of Class A Ordinary shares	63,545	432	—	—	—	4,077,919	—	—	4,078,351
Re-designation of Class B Ordinary Shares to Class A Ordinary Shares (Note 11)	95,316	588	(95,316)	(588)	—	—	—	—	—
Compensation to founding shareholders in connection with the transfer of Class A Ordinary Shares to new investor (Note 11)	—	—	—	—	—	2,398,588	—	—	2,398,588
Repurchase of employee vested share options at fair value	—	—	—	—	—	(2,383,701)	—	—	(2,383,701)
Share-based compensation expense (Note 12)	—	—	—	—	—	8,517,693	—	—	8,517,693
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(12,610,499)	—	(14,206,060)	(26,816,559)
Net loss for the year	—	—	—	—	—	—	—	(242,759,628)	(242,759,628)
Foreign currency translation	—	—	—	—	—	—	(24,981,999)	—	(24,981,999)

Balance as of December 31, 2017	158,861	1,020	19,675,674	121,379	(121,967)	—	(84,887)	(447,901,925)	(447,986,380)

The accompanying notes are an integral part of these consolidated financial statements

LingoChamp Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016 and 2017

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2016	2017
	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(89,169,031)	(242,759,628)	(37,311,471)
Adjustments for:
Depreciation of property and equipment	549,883	1,026,728	157,805
Amortization of prepaid interest expense and service fees to loan companies (Note 9)	—	269,436	41,412
Change in fair value of short-term investment	(59,320)	(750,154)	(115,297)
Foreign exchange losses/(gains)	9,839,784	(7,143,539)	(1,097,942)
Share-based compensation	4,519,791	8,517,693	1,309,145
Compensation to founding shareholders in connection with the transfer of Class A Ordinary Shares to new investor (Note 11)	—	2,398,588	368,656
Compensation to employees in connection with the repurchase of vested shares options	—	1,685,470	259,052
Changes in assets and liabilities:
Accounts receivable	—	(10,627,609)	(1,633,434)
Prepayments and other current assets	(1,210,053)	(16,014,832)	(2,461,435)
Other non-current assets	—	(1,498,394)	(230,299)
Accounts payable	10,375,515	53,462,514	8,217,038
Salary and welfare payable	8,969,740	31,271,646	4,806,364
Tax payable	3,186,420	12,721,966	1,955,330
Accrued liabilities and other current liabilities	2,559,556	4,143,862	636,900
Other non-current liabilities	—	(500,000)	(76,849)
Deferred revenue, current and non-current	11,846,331	103,676,386	15,934,769

Net cash used in operating activities	(38,591,384)	(60,119,867)	(9,240,256)

Cash flows from investing activities:
Purchase of short-term investments	(163,327,656)	(143,913,303)	(22,119,070)
Proceeds from maturity of short-term investments	42,893,786	224,529,548	34,509,560
Purchase of property and equipment	(1,266,075)	(10,720,674)	(1,647,737)
Proceeds from disposition of property and equipment	23,415	5,706	877

Net cash (used in)/ provided by investing activities	(121,676,530)	69,901,277	10,743,630

Cash flows from financing activities:
Proceeds from issuance of Class A Ordinary Shares	—	4,078,351	626,831
Proceeds from issuance of Series C Convertible redeemable Preferred Shares, net of issuance costs of RMB 1,940,058	—	338,141,824	51,971,447
Cash receipts from loan companies (Note 9)	—	36,796,945	5,655,587
Cash payment for repurchase employee vested share options	—	(1,826,318)	(280,700)

Net cash provided by financing activities	—	377,190,802	57,973,165

Net (decrease)/increase in cash and cash equivalents	(160,267,914)	386,972,212	59,476,539
Effect of exchange rate changes on cash and cash equivalents	2,312,045	(11,790,058)	(1,812,098)
Cash and cash equivalents at the beginning of year	199,256,753	41,300,884	6,347,830

Cash and cash equivalents at the end of year	41,300,884	416,483,038	64,012,271

Supplemental schedule of non-cash operating activities:
Prepaid of interest expenses and service fee (Note 9)	—	(3,202,401)	(492,200)
Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	—	472,624	72,641
Accrued liabilities and other current liabilities related to repurchase of employee options	—	2,242,853	344,720
Non cash settlement related to repayment of loan and corresponding de-recognition of related receivables (Note 9)	—	3,391,335	521,239
Accretion on redeemable Preferred Shares	15,148,593	26,816,559	4,121,630

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

LingoChamp Inc. (the “Company”) was incorporated on August 19, 2013 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing online English learning services through its Liulishuo mobile app in the People’s Republic of China (the “PRC”). Users can purchase the Company’s services by subscribing the courses either directly from the Company or through authorized online commerce platform partners.

As of December 31, 2017, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd. (“Yuling WFOE”)	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entities (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan VIE”)	Established on December 8, 2014	PRC	100%	Inactive

(b)	Reorganization

The Group started its business through Liulishuo VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2013 (“the Reorganization”), which was carried out as follows:

1)	On August 19, 2013, the Company was incorporated in the Cayman Islands by the founders.

2)	On August 29, 2013, LingoChamp HK was incorporated in Hong Kong with 100% ownership by the Company.

3)	On November 19, 2013, Yuguan WFOE was incorporated in the PRC with 100% ownership by LingoChamp HK.

By entering into a series of commercial agreements in 2013 and 2014 and subsequently revised in May 2018 (the “VIE Agreements”), Liulishuo and Mengfan became VIEs on December 19, 2013 and December 8, 2014 respectively, whose primary beneficiary is Yuguan WFOE and shareholders of liulishuo and Mengfan became the “Nominee Shareholders” of Liulishuo and Mengfan. The Company has therefore consolidated the financial statements of VIEs.

Please refer to below discussions for the contractual agreements.

(c)	VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs. To provide the Company the control of the VIEs, Yuanguan WFOE entered into a series of contractual arrangements with the VIEs or its equity holders as follows:

Contractual Agreements with VIEs

Exclusive Technology Services Agreements

Under the exclusive technology services agreements entered into between the VIEs and Yuguan WFOE, Yuguan WFOE has the exclusive right to provide to the VIEs technology support, business management consulting, marketing consultation, products research and development and technology services which are related to all of the business operations of the VIEs. Yuguan WFOE owns the exclusive ownership of intellectual property rights created because of the performance of this agreement. In return for these services, the VIEs shall pay Yuguan WFOE an annual service fee, which subject to the determination by Yuguan WFOE at its sole discretion. The term of this agreement will expire in 30 years from its establishment and then be automatically renewed except that Yuguan WFOE is entitled to terminate the agreement upon the expiration of such 30-year term as long as a 30-day prior written termination notice is provided to the VIEs. There was no service fee paid and payable from the VIEs to Yuguan WFOE for the years ended December 31, 2016 and 2017.

Exclusive Call Option Agreements

Under the exclusive call option agreements entered into among the VIEs, Yuguan WFOE and each of the equity holders of the VIEs, each of the equity holders of the VIEs irrevocably granted Yuguan WFOE an exclusive option to purchase, or have its designated representatives to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in the VIEs and all or part of assets of the VIEs. Yuguan WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The exercise prices for the VIEs shall be the higher of the capital contribution amount for the relevant equity interests, or net book value of such assets, or the lowest allowable purchase amount permitted by the PRC law. Without Yuguan WFOE’s prior written consent, the VIEs’ equity holders shall not sell, transfer, mortgage or otherwise dispose their equity interests in the VIEs. The agreements expire upon transfer of all equity interest and assets of the VIEs to Yuguan WFOE or its designated representatives.

Proxy Agreements

Pursuant to the proxy agreements entered into among Yuguan WFOE, the VIEs and each of the equity holders of the VIEs, each equity holder of the VIEs irrevocably undertakes to appoint a PRC citizen designated by Yuguan WFOE as the attorney-in-fact to act on his behalf to exercise all of his rights as equity holders of the VIEs, including but not limited to the right to convene and attend shareholders’ meeting, voting on all matters of the VIEs under their Articles of Association, nominating and appointing the directors and other senior management members of the VIEs. Each proxy agreement has an initial term of 30 years and shall be automatically renewed unless otherwise notified by Yuguan WFOE.

Equity Pledge Agreements

Pursuant to the equity pledge agreements among Yuguan WFOE, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs shall pledge all of their equity interests in the VIEs to Yuguan WFOE to guarantee the performance by the VIEs and the equity holders’ performance of their respective obligations under the exclusive call option agreements, exclusive technology services agreements, the proxy agreements and the equity pledge agreements. The pledge will be effective upon registration with the local branch of the SAIC. In enforcing the pledge, if the VIEs and/or their shareholders breach their contractual obligations under those agreements, Yuguan WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests.

Spousal Consent Letters

Each spouse of the married equity holders of the VIEs entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the equity pledge agreements, the exclusive call option agreements, and the proxy agreements. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by their spouse. In addition, in the event that any of them obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

Through the aforementioned contractual agreements, the Company has the ability to:

•	exercise effective control over the VIEs whereby having the power to direct Liulishuo VIE and Mengfan VIE’s activities that most significantly drive the economic results of them;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Liulishuo and Mengfan as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Liulishuo and Mengfan.

Management therefore concluded that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017 was included in the accompanying consolidated financial statements of the Group as follows:

VIEs
	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	2,477,947	20,266,154
Accounts receivable, net	—	7,236,274
Amount due from inter-company entities	44,417	8,747,168
Prepayments and other current assets	1,612,334	19,571,426

Total current assets	4,134,698	55,821,022

Non-current assets
Property and equipment, net	140,988	2,802,847
Other non-current assets	—	961,593

Total non-current assets	140,988	3,764,440

Total assets	4,275,686	59,585,462

Liabilities
Current liabilities
Accounts payable	11,300,478	64,404,491
Amount due to inter-company entities	7,456,347	8,168,510
Deferred revenue, current	12,768,171	115,536,846
Salary and welfare payable	1,474,777	10,638,612
Tax payable	122,139	7,598,181
Accrued liabilities and other current liabilities	950,000	40,972,262

Total current liabilities	34,071,912	247,318,902

Deferred revenue, non-current	—	907,711
Other non-current liabilities	1,500,000	1,000,000

Total non-current liabilities	1,500,000	1,907,711

Total liabilities	35,571,912	249,226,613

	2016	2017
Net revenues	12,294,501	165,152,526
Net loss	(31,670,941)	(170,886,299)

	For the year ended December 31,
	2016	2017
Net cash provided by /(used in) operating activities	2,199,900	(15,836,825)
Net cash used in investing activities	(102,384)	(3,171,913)
Net cash provided by financing activities	—	36,796,945

Net increase in cash and cash equivalents	2,097,516	17,788,207

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital, as of December 31, 2016 and 2017. As the VIEs are incorporated as limited liability Companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets mainly include leasehold improvements, computers and network equipment. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of the VIEs as it did not meet the recognition criteria set in ASC 350-30-25.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

(e)	Risks associated with VIE arrangements

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIEs. Although the Group believes that the contractual arrangements among its equity holders and Yuguan WFOE comply with PRC law and are legally enforceable. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the internet related business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

(a)	revoking the business licenses of such entities;

(b)	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the VIEs;

(c)

imposing fines, confiscating the income of the VIEs or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

(d)

requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

(e)	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangement, and as a result the Group’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens.

The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Company’s operation of certain of its operations and businesses through VIE violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Company to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

In accordance with the VIE arrangements, the Group has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no assets of the VIEs can be used only to settle their obligations.

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that revenue recognition, liabilities related to incentive programs, consolidation of VIEs, determination of the fair value of ordinary shares, determination of share-based compensation, impairment assessment of long-lived assets and the valuation allowance of deferred tax assets reflect more significant estimates used in the preparation of its consolidated financial statements.

Management makes the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through Yuguan WFOE holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

(d)	Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2016 and 2017 were US$1.00=RMB 6.9370 and RMB 6.5342, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB6.5063 on December 29, 2017, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2017, or at any other rate.

(f)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and other liabilities.

As of December 31, 2016 and 2017, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2016
Assets
Short-term investments—Wealth management products	—	121,336,156	—	121,336,156

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2017
Assets
Short-term investments—Wealth management products	—	35,421,663	—	35,421,663

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as change in fair value of short-term investment. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(i)	Accounts receivable, net

Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels, online commerce platform partners (the “Third Parties”), respectively, mainly due to timing difference between the Company’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 6). Part of the accounts receivable may also be due from the customers under the installment payment arrangement (Note 9).

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Computers and electronic equipment	3 years
Office equipment	5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k)	Impairment of long-lived assets

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)	Deferred Revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

(m)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group provides online English learning service to customers through its self-developed mobile app, English Liulishou. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers are provided as the Group’s premium services, allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fee is generally paid in advance and is initially recorded as deferred revenue.

The Group refunds subscription fees corresponding to any remaining undelivered learning services when customers withdraw contracts with the Group. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

The Group has assessed all variable considerations identified when determining the transaction price and such assessment requires the Company to consider various forms that the variable considerations may take. To incentivize the subscription of its prepaid courses, the Group selectively offers performance-based refund to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. Prepaid courses consists of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals, including completing a minimum number of learning hours within a set period of time, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on the historical records of performance-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. In the case that refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. Except for the aforementioned performance-based refunds to its customers, there is no other circumstance causes variability in the consideration.

The Group recognizes revenue on a gross basis. The Group conducts the assessment under ASC 606 that the Group is responsible for the designation and production of all the online courses and the Group is the party contractually and substantively holding all rights to the service of delivering the courses. Therefore, it is believed that the Group meets the standard’s principle of having control of the service or direct the service and should be viewed as the principal in the arrangements.

Prepaid standard courses

Prepaid standard courses are the Group’s standard DongNi English courses corresponding to customers’ proficiency levels. Such courses typically range from 30 days to 360 days. A customer can access the standard course without limit within such customer’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

Prepaid multiple course packages

Prepaid multiple course packages range are provided as the Group’s premium services, including the standard DongNi English course and course credits for one-to-one courses with contract human teachers. Such course packages typically from 180 days to 720 days. Each type of course is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the customers.

The Group determines the standalone selling price for each type of course in the package and allocates the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price the Group charges for a certain type of course when the Group sells it separately in similar circumstances to similar users. For a type of course that is not being sold separately, the Group determines the value per each course based on its cost plus an expected margin.

For the standard course included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those one-to-one courses, revenue is recognized when the course credit is consumed with the estimated breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

Other courses and services

The Group also provides other courses and services, such as pronunciation training and practice test. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.

The Group offers free courses to customers upon registration. Customers are not obligated to subscribe any course packages with the Group to obtain the free courses. The Group records the content related costs incurred in providing the free courses as sales and marketing expenses.

User Incentive Program

The Group’s customers are registered users of its mobile app who have subscribed for the courses of the Group. The Group has incentive programs for its registered users to enhance user stickiness and to incentivize the use of the Group’s platform. The Group offers points to the registered users who refer new registered users to its mobile app, or when they participate in various free activities in the Group’s mobile app. The points can be redeemed for free gifts. The offering and the use of the points are to the customers or registered users who are not the customers and are not associated with a revenue transactions. The estimated incremental costs related to free gifts are recognized as the Group’s sales and marketing expenses.

(n)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the course content related costs, service fees paid to contract human teachers in one-to-one courses, rental expenses, IT service costs and depreciations for property and equipment.

(o)	Research and development expense

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses in associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. Research and development costs are expensed as incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. Costs capitalized for developing such software application were not material for the periods presented.

(p)	Sales and marketing expenses

Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, reward to registered users related to incentive programs and rental expenses in associated with sales and marketing personnel. The branding and marketing expenses amounted to RMB 15,813,342 and RMB 165,084,520 for the years ended December 31, 2016 and 2017, respectively.

The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Company recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset and amortize over the period of expected benefit. Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2016 and 2017, the incremental cost capitalized as assets were not material.

(q)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses in associated with general and administrative personnel, general office expense and professional service fees.

(r)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2016 and 2017.

(t)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any unrecognized uncertain tax positions.

(v)	Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees. The compensation expense in connection with the options granted to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

(w) Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(y)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016 and 2017, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(aa)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ab)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Group does not have any other geography besides PRC that has above 10% of revenues or long-lived assets. Hence, the Group has only one operating segment and one reportable segment.

(ac)	Recently issued accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company adopted ASU 2016-01 in the first quarter of year 2018 and does not believe the adoption will have material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company expects to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and is currently in the process of evaluating the impact of ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Company has early adopted ASU 2016-15 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. Company has early adopted ASU 2016-18 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company has early adopted ASU 2017-05 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

3.	Risks and Concentration

(a)	PRC regulations

(1)	Historical non-compliant due to lack of ICP license

Pursuant to the PRC Regulations on Telecommunication, in order to engage in value-added telecommunications services, or VATs, a service provider must obtain a value-added telecommunications business operating license, or VATs License, from the Ministry of Industry and Information Technology, or the MIIT or its provincial level counterparts. According to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service”, or an ICP License. The operation of internet information service absent the ICP License would result in confiscation of illegal revenues generated from the provision of such service as determined by the competent government authority, imposition of fines up to several times such illegal gains, and under serious circumstances, suspension of the non-complaince operation.

Through Liulishuo VIE, the Company has provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through the Company’s mobile apps fell in the scope of VATS. The 2016 MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

In order to adapt to the new regulatory requirements, the Company applied and obtained an ICP License from the relevant government authority for its two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo”. However, the Company cannot assure that its services provided before obtaining the ICP License will not be regarded by the MIIT or its local counterpart as historical non-compliance, in which case the Company may be subject to penalties including fines and confiscation of any gain during its operating history generated from the services as regarded by the relevant governmental authority as historical non-compliance. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

The Group believes that the risks of material loss related to historical non-compliant due to lack of ICP license and penalties are remote.

(2)	Violation of intellectual property rights of others

Certain of the Company’s courses, in particular its free course featuring pop culture themes, contain unauthorized third party content. The Company is in the process of removing unauthorized content from its platform and obtaining rights to use such content from the copyright holders. Additionally, there may be third-party intellectual property rights, portraiture right or other rights that are infringed by the Company’s services or other aspects of the Company’s business without awareness. To the extent that the Company’s employees or consultants use intellectual property owned by others or unauthorized portraits in their work, disputes may arise as to the rights in related know-how and inventions, portraits and other proprietary assets. In addition, the Company’s platform is open to all users. Content posted by users on platform, may expose the Company to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, users may share English learning materials or methods with other users by posting a video, audio clip or other forms of content on platform, which may subject the Company to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although the Company has required users to post only legally compliant and non-offensive materials, a third party may still find user-generated content posted on the Company’s platform infringing intellectual property rights or other rights or offensive and take action against the Company in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against the Company in China, the United

States or other jurisdictions. If any third-party infringement claims are brought against the Company, the Company may be forced to divert management’s time and other resources from their business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and the Company cannot assure that PRC courts or regulatory authorities would agree with the analysis. If the Company was found to have violated the intellectual property rights of others, they may be subject to liability for their infringement activities or may be prohibited from using such intellectual property or relevant contents, and the Company may incur licensing or using fees or be forced to develop alternatives of their own.

The Group believes that the risks of material loss related to the use of unauthorized third party contents are remote.

(b)	Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(c)	Credit and concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2016 and 2017.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its distribution channels, online commerce platform partners and customers and generally does not require collateral or other security from such distribution channels, online commerce platform partners and customers.

The Group periodically evaluates the creditworthiness of the existing distribution channels, online commerce platform partners and customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2016	2017
Distribution channel A	—	43%

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2016 and 2017. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount ( US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2016	12,483,266	9,713,349	2,477,947	14,633,862	1,992,460	—	41,300,884
December 31, 2017	7,091,929	22,270,701	20,266,154	364,976,697	1,877,557	—	416,483,038

5.	Accounts receivable, net

	As of December 31,
	2016	2017
Accounts receivable, gross	—	7,236,274
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	—	7,236,274

6.	Other assets

The other assets consist of the following:

	As of December 31,
	2016	2017
Prepayment and other current assets
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	—	7,427,926
Prepaid interest and service fees to loan companies (Note 9)	—	2,932,965
Receivables from payment- processing- service providers	390,375	6,142,127
Prepayments of IT service fees	—	476,038
Value-added tax receivable	675,350	162,279
Prepaid rental fee	66,000	1,118,113
Cash advanced to employees	—	808,102
Rental deposits refundable within one year	1,183,372	1,707,152
Others	643,842	1,132,034

	2,958,939	21,906,736

Non-current
Long-term rental deposits	—	1,498,394

7.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2016	2017
Cost:
Office equipment	2,324,303	6,618,512
Leasehold improvements	—	6,703,389
Construction in progress	285,000	468,520

Total cost	2,609,303	13,790,421
Less: Accumulated depreciation	(991,578)	(2,011,832)

Property and equipment, net	1,617,725	11,778,589

Depreciation expense recognized for the years ended December 31, 2016 and 2017 are summarized as follows:

	For the years ended December 31,
	2016	2017
Cost of revenues	152,371	90,016
Sales and marketing expenses	155,648	781,751
Research and development	195,562	109,894
General and administrative expenses	46,302	45,067

Total	549,883	1,026,728

8.	Tax payable

	As of December 31,
	2016	2017
Value added tax	3,695	146,979
Income tax	—	5,605,847
Withholding individual income tax	3,037,226	10,010,061

Total	3,040,921	15,762,887

The Group’s revenues are subject to value-added tax at a rate of 6%.

9.	Accrued liabilities and other liabilities

	As of December 31,
	2016	2017
Accrued liabilities and other current liabilities
Payable to third party loan companies (a)	—	36,608,011
Payables related to repurchased employee’s vested options	—	2,242,853
Government grant	400,000	2,200,000
Others	1,751,769	4,095,631

Total	2,151,769	45,146,495

Non-Current
Government grant	1,500,000	1,000,000

(a)

The Group, in cooperation with third-party financing institutions (“loan companies”), offers an interest-free installment payment option to its customers. The loan companies remit the subscription fee to the Group for the borrowing customers to complete their purchase of the course. The borrowing customers are obligated to repay the loan in pre-agreed installments over the periods ranging from 3 months to 12 months to the loan companies. According to the arrangement with the loan companies, the Group is obligated to repay to the loan companies for any default in repayment by the borrowing customers. The Group also agrees with the loan companies to bear the borrowing customers’ interest expense and related service fees, which is recorded as loan payables and prepayment of interest and service fee to loan companies respectively (Note 6). The prepayment of interest expenses and service fee are amortized during the installment period and recorded in other expense. The Group considers such arrangement as its own financing activity given the arrangement is full recourse in nature. Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of the promised services, in addition the actual length of time between when the Group transfers the promised services to the customer and when the customer pays for those services has been within one year, the Group has assessed and concludes that there is no significant financing component in place within these installment arrangements as a practical expedient in accordance with ASC 606-10-32-18.

The Group records payable when it is remitted from the loan companies and the related receivables are not derecognized until the loan company receives the repayments from the borrowing customers. The repayment of loan and corresponding de-recognition of related receivables are presented as non-cash supplemental financing activities in the consolidated statements of cash flows.

10.	Convertible redeemable preferred shares

On December 19, 2013, the Company issued 3,645,501 shares (with par value of USD0.001) of Series Seeds Preferred Shares (the “Series Seed Shares”) for RMB 2.4570 (US$0.3978) per share for a total cash consideration of RMB 8,957,094 (US$1,450,000). The issuance costs were RMB 123,824.

On June 6, 2014, the Company issued 5,531,104 shares (with par value of USD0.001) of Series A Preferred Shares (the “Series A Shares”) for RMB 11.1315 (US$1.8080) per share for a total cash consideration of RMB 61,569,435 (US$10,000,000). The issuance costs were RMB 294,758.

On July 14, 2015, the Company issued 7,895,711 shares (with par value of USD0.001) of Series B Preferred Shares (the “Series B Shares”) for RMB 22.4098 (US$3.6629) per share for a total cash consideration of RMB 176,941,227 (US$28,920,905). The issuance costs were RMB 5,121,626.

On June 13, 2017, the Company issued 5,295,380 shares (with par value of USD0.001) of Series C Preferred Shares (the “Series C Shares”) for RMB 64.2224 (US$9.4422) per share for a total cash consideration of RMB 340,081,882 (US$49,999,995). The issuance costs were RMB 1,940,058.

The Series Seed, Series A, Series B and Series C shares are collectively referred to as the Preferred Shares.

The key terms of the Series Seed, Series A, Series B and Series C preferred shares are as follows:

Conversion rights

Each Preferred Share shall be convertible, at the option of the holder, into one Class A ordinary shares of the Company. Such conversion ratio is subject to certain anti-dilutive adjustments in case of additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of Class A Ordinary Shares. In addition, each series of Preferred Shares would automatically be converted into Class A ordinary shares of the Company (i) upon the closing of a Qualified IPO; or (ii) with respect to Series Seed Shares or Series A Shares, upon approval of at least two-thirds of such series of Preferred Shares; with respect to Series B and Series C Preferred Shares, upon approval of at least eighty-five percent of Series B or Series C Preferred Shares, respectively, each voting as a separate class.

A Qualified IPO is defined as the criteria of gross proceeds to the Company was at least US$100,000,000 and an implied, pre-money valuation of US$600,000,000 or more, or (ii) a public offering of Class A Ordinary Shares registered under the US Securities Act or in a jurisdiction and on an internationally recognized securities exchange or inter-dealer quotation system outside of the United States, including The Stock Exchange of Hong Kong Limited, with gross proceeds to the Company of at least US$100,000,000 and an implied, pre-money valuation between US$500,000,000 (inclusive) and US$600,000,000 (not inclusive) approved by the Board, or (iii) a public offering of Class A Ordinary Shares that does not meet the requirements of (i) or (ii) but is otherwise approved by the Majority Preferred Holders.

Dividend rights

The holder of each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with the Class A ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Voting rights

The holders of Preferred Shares and the holders of ordinary shares shall vote together based on their shareholding percentages (Refer to Note 11 for the voting rights of Class A and Class B ordinary shares) before the qualified IPO when the Preferred Shares are mandatorily converted.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed to the shareholders according to the following sequence:

(1)

The holders of the Series C Preferred Shares shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Series C Preferred Shares, plus any dividends declared but unpaid (the “Series C Preferred Amount”);

(2)

For the remaining assets and funds of the Company after the above distribution, the holders of the Series B Preferred Shares shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Series B Preferred Shares, plus any dividends declared but unpaid (the “Series B Preference Amount”);

(3)

For the remaining assets and funds of the Company after the above distributions, the holders of the Series A Preferred Shares and the Series Seed Preferred Shares (collectively, “Pre-B Preferred Shares”) shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Pre-B Preferred Shares, plus any dividends declared but unpaid (the “Pre-B Preference Amount”).

(4)

If there are any assets or funds remaining after the distribution of aggregate Series C Preference Amount, Series B Preference Amount and Pre-B Preference Amount, the remaining assets and funds of the Company shall be distributed ratably among all shareholders (including the holders of the Preferred Shares), according to the relative number of Class A Ordinary Shares they held (calculated on an as-converted basis).

Redemption right

Prior to the issuance of Series A Preferred Shares, the Series Seed Shares were redeemable only upon a liquidation event. The redemption price shall be one hundred percent (100%) of the original Series Seed issue price, plus any dividends declared but unpaid (the “Series Seed Preference Amount”).

Upon the issuance of Series A Preferred Shares, Series Seed Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary after Series A

Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be one hundred and thirty percent (130%) of the respective original issue price of Pre-B Preferred Shares, plus all accrued or declared but unpaid dividends.

Upon the issuance of Series B Preferred Shares, Pre-B Preferred Shares were further modified with the third redemption condition being added, i.e. (iii) the supermajority Pre-B Preferred Shareholders require the Company to redeem the Pre-B Preferred Shares when the Company has received a Series B Redemption Notice. There was no change to the redemption price.

The Series B Preferred Shares shall be redeemable, at any time (i) after the five (5) year anniversary after Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the supermajority Series B Preferred Shareholders require the Company to redeem all or part of the Series B Preferred Shares when the Company has received a Pre-B Redemption Notice. The redemption price for Series B Preferred Shares shall be the original issue price per share plus a six percent (6%) annual compound interest and all accrued or declared but unpaid dividends.

Upon the issuance of Series C Preferred Shares, Series B and Pre-B Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the three (3) year anniversary of the date on which Series C Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, (iii) the supermajority Pre-B Preferred Shareholders require the Company to redeem all or part of the Pre-B Preferred Shares when the Company has received a Series C Redemption Notice or a Series B Redemption Notice, and (iv) the supermajority Series B Preferred Shareholders require the Company to redeem all or part of the Series B Preferred Shares when the Company has received a Series C Redemption Notice or a Pre-B Redemption Notice. There was no change to the redemption price for Series Pre-B and Series B Preferred Shares.

The Series C Preferred Shares shall be redeemable, at any time (i) after the three (3) year anniversary of the date on which Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the supermajority Series C Preferred Shareholders require the Company to redeem all or part of the Series C Preferred Shares when the Company has received a Series B Redemption Notice or a Pre-B Redemption Notice. The redemption price for Series C Preferred Shares shall be the original issue price per share plus a six percent (6%) annual compound interest and all accrued or declared but unpaid dividends.

In case of insufficient funds and distribution of redemption payments

If the Company’s assets or funds which are legally available on the date of redemption payment are insufficient, or if the Company is otherwise prohibited by applicable law from making such redemption payment, those assets or funds which are legally available shall be used to pay, to the extent permitted by applicable law, the holders of Preferred Shares in the following sequence: (i) first, pay the Series C Redemption Price to the holders of Series C Shares, pari passu as amongst themselves, (ii) second, after the full payment of the Series C Redemption Price, pay the Series B Redemption Price to the holders of Series B Shares, pari passu as amongst themselves, and (iii) third, after the full payment of the Series C and the Series B Redemption Price, pay the Pre-B Redemption Price to the holders of Pre-B Shares, pari passu as amongst themselves. For the redemption payment that is paid in full by the Company, the Company shall issue an one-year note (bearing 15% simple interest per annum) to such holder (the “Redemption Note”). For the years ended December 31, 2016 and 2017, the Company did not issue such Redemption Note.

The Company’s convertible redeemable preferred shares activities for the year ended December 31, 2016 and 2017 are summarized below:

	Series Seed Shares		Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2016	3,645,501	28,337,639	5,531,104	66,544,537	7,895,711	176,915,232	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	3,600,996	—	11,547,597	—	—
Balances as of December 31, 2016	3,645,501	28,337,639	5,531,104	70,145,533	7,895,711	188,462,829	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	—	—	—	—	—	—	5,295,380	338,141,824
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	3,104,883	—	12,564,515	—	11,147,161
Balances as of December 31, 2017	3,645,501	28,337,639	5,531,104	73,250,416	7,895,711	201,027,344	5,295,380	349,288,985

Accounting for Preferred Shares

Prior to the issuance of the Series A Preferred Shares, the Company classified the Series Seed Preferred Shares as permanent equity which was not redeemable. Upon the issuance of the Series A Preferred Shares, the Company reclassified the Series Seed Preferred Shares, along with all other series of the Preferred Shares as the mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the Preferred Shares are recorded at fair value, net of any issuance costs. For the year ended December 31, 2016 and 2017, the issuance costs incurred were nil and RMB 1,940,058, respectively.

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the obsence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB15,148,593 (US$2,328,296) and RMB26,816,559 (US$4,121,630) for the years ended December 31, 2016 and 2017.

The Company has determined that host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. The Company has assessed each embedded features in the Preferred Shares, and determined that the conversion feature does not meet the definition of derivative in according with ASC 815-15-25, therefore does not warrant bifurcation, even though the equity-like conversion feature is not considered clearly and closely related to the debt host of the Preferred Shares. The Company also assessed the redemption features and liquidation feature in accordance with ASC 815-15-25-42, and determined that none of these debt-like features would result in any substantial premium or discount, nor would them accelerate the repayment of the contractual principal amount as it is contingently exercisable. Therefore, both the redemption feature and liquidation feature are considered to be clearly and closely related to the debt host, and none of these embedded features needs to be bifurcated from the debt host.

Modification of Preferred Shares

The Company assesses whether an amended to the terms of its convertible redeemable Preferred Shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. The Company also assesses if the change in the terms results in value transfer between the Preferred Shareholders or between Preferred Shareholders and the Ordinary Shareholders.

There were modifications of Preferred Shares occurred in 2014 where redemption provisions were entitled to Series Seed Preferred Shareholders in connection with the issuance of Series A Preferred Shares. In addition, in 2015, the liquidation preference was changed and the Pre-B shareholders are allowed and entitled to share the remaining assets and funds of the Company available for distribution on an as-converted basis if there are any assets or funds remaining after the Pre-B shareholders has received the amount equal to 100% of the applicable issue price, plus any dividends declared but unpaid. In 2017, the optional redemption right the Pre-B Preferred Shares was extended from June 5, 2019 to June 12, 2020 while the optional redemption right of Series B Preferred Shares was changed from July 3, 2020 to June 12, 2020, which are to be in line with the optional redemption date of Series C Preferred Shares. The modification of the Pre-B and Series B optional redemption dates were driven by the objective to obtain financing from the issuance of Series C Preferred Shares.

From both quantitative and qualitative perspectives, the Company assessed the impact of the above modifications and concluded that these amendments represent modifications rather than extinguishment of the Preferred Shares. The Company also evaluated and concluded the impact of above modifications as immaterial for the years ended December 31, 2016 and 2017.

For the modification for the Series Seed Preferred Shares, the Company determined that the modification in nature should be treated as extinguishment given its qualitatively significance which provided Series Seed Preferred Shares redemption feature, and resulted in its reclassification from the permanent equity to the Mezzanine equity. Upon the reclassification, the Series Seed Preferred Shares was recorded at the new cost, which was the fair value of Series Seed Preferred Shares on the issuance date of Series A Preferred Shares. Due to that fair value of Series Seed Preferred Shares were higher than the redemption amount, therefore no accretion was recorded.

11.	Ordinary Share

On August 19, 2013, the Company was incorporated as limited liability company with authorized share capital of US$50,000 divided into 50,000,000 shares with par value US$0.001 each. 30,000,000 shares were unissued and 20,000,000 issued and outstanding shares were designated as ordinary shares held by the founders.

On December 19, 2013, among the total 30,000,000 authorized but unissued shares, 26,354,499 shares were re-designated as Class A Ordinary Shares and 3,645,501 shares were re-designated as preferred shares. 20,000,000 issued and outstanding ordinary shares were re-designated as Class B Ordinary Shares. The Company issued 3,645,501 Series Seed Preferred Shares to third party investors on the same day. Thereafter, 26,354,499 Class A Ordinary Shares were authorized but unissued, 20,000,000 Class B Ordinary Shares and 3,645,501 Series Seed Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 6, 2014, the Company’s shareholders and Board of Directors approved an increase in its authorized share capital from 50,000,000 to 100,000,000,000 share, with 70,823,395 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 9,176,605 preferred shares. On the same day, the Company issued 5,531,104 Series A Preferred Shares to third party investors. Thereafter, 70,823,395 Class A Ordinary Shares were authorized but unissued, 20,000,000 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares and 5,531,104 Series A Preferred Shares were issued and outstanding.

On July 14, 2015, the Company repurchased 229,010 Class B Ordinary Shares held by the founders, who were also the management of the Company, at the price of RMB 5,128,038 (US$838,833). The consideration that exceeded the fair value of the Class B ordinary shares at the date the repurchase with amount of RMB 2,230,071 (US$364,790) was charged as general and administrative expenses with a corresponding credit to the equity. Immediately after the closing of the repurchase of Class B Ordinary Shares, 7,666,701 authorized but unissued Class A Ordinary Shares together with 229,010 authorized but unissued Class B Ordinary Shares were re-designated as preferred shares. The Company issued 7,895,711 Series B Preferred Shares to third party investors on the same day. Thereafter, 63,156,694 Class A Ordinary Shares were authorized but unissued, 19,770,990 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares and 7,895,711 Series B Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 16, 2017, 5,295,380 authorized but unissued Class A Ordinary Shares were re-designated as preferred shares. The Company issued 5,295,380 Series C Preferred Shares to third party investors on the same day. Concurrently, 95,316 Class B Ordinary shares held by the founders were re-designated as Class A Ordinary Shares. After this re-designation, the founders, who were also the management of the Company, sold 95,316 Class A Ordinary Shares to a third party investor (“Investor”) for a total cash consideration of RMB 6,117,426 (US$899,992). The consideration that exceeded the fair value of the Class A ordinary shares at the date the transaction with amount of RMB 2,398,588 (US$352,878.90) was charged as general and administrative expenses with a corresponding credit to the equity. On the same day, the Company issued 63,545 Class A Ordinary Shares to the Investor for a cash consideration of RMB 4,078,347 (US$600,004). Thereafter, 57,797,769 Class A Ordinary Shares were authorized but unissued, 158,861 Class A Ordinary Shares, 19,675,674 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares, 7,895,711 Series B Preferred Shares and 5,295,380 Series C Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

The proceeds of the subscription capital from founding shareholders of RMB121,967 (US$19,771) were remained outstanding and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets as of December 31, 2016 and 2017.

The Company has a dual class voting structure under which all of the ordinary shares held by the founders are designated as Class B Ordinary Shares and all of the other ordinary shares, including the shares held by others shareholders and automatic conversion of outstanding Preferred Shares, are designated as Class A Ordinary Shares. Class A and Class B Ordinary Shares have the same rights except for voting and conversion rights. Both of the Class A and Class B Ordinary Shares will be entitled to one vote per share before the qualified IPO. While upon the closing of the Qualified IPO, holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

12.	Share-based compensation

On May 26, 2014, the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”), which permits the grant of restricted shares, restricted share units, options and share appreciation rights to the employees, directors and consultants of the Company. The Company granted share options under the 2014 Plan to its employees and directors. Under the plan, a total of 2,627,250 Class A Ordinary Shares were initially reserved for issuance. The 2014 Plan is valid and effective for a term of 10 years commencing from its adoption. On July 14, 2015, the Board of Director passed a resolution to increase the number of shares reserved for issuance under the 2014 Plan by 957,405 Class A Ordinary Shares to 3,540,655 Class A Ordinary Shares.

On July 14, 2015, the Company repurchased and canceled vested 44,000 options held by 3 employees at the price of US$161,164. The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 482,264 (US$78,888) was charged as operating expenses with a corresponding credit to the equity.

On June 13, 2017, the number of ordinary shares reserved for option issuance under the 2014 Plan increased to 5,519,737 Class A Ordinary Shares. Concurrently, the Company repurchased and canceled 63,545 options held by 5 employees at the price of RMB 4,069,171 (US$598,654). The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 1,685,470 (US$247,965) was charged as operating expenses with a corresponding credit to the equity. After which, a total of 5,456,192 Class A Ordinary Shares are reserved for option issuance pursuant to 2014 Plan.

The Company concluded above two repurchase were isolated cases that was not considered as frequent, and the likelihood to recur is remote. Since there is no repurchase obligation in 2014 Plan, the Company’s such repurchase action does not prevent the awards from being equity-classified.

The option granted are vested upon satisfaction of service condition, which is generally satisfied over four years. There were no other vesting conditions for all the awards under the 2014 Plan.

The grantees are entitled a right to extend the exercisable period of the vested options granted until after the IPO date if they are leaving the Company before an IPO. The granted option subjected to service condition are annually vested on the last day of each anniversary.

Share-based compensation expense related to the option awards granted to the employees amounted to RMB 4,519,791 and RMB 8,517,693 for the years ended December 31, 2016 and 2017.

The following table sets forth the summary of employee option activity under the Company’s 2014 Plan for the years ended December 31, 2016 and 2017:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In Years	USD’000	USD
Outstanding at January 1, 2016	1,386,345	0.0511			1.23
Granted	722,070	0.2000			3.32
Forfeited	(28,400)	0.1662

Outstanding at December 31, 2016	2,080,015	0.1012	8.21	7,547	1.94

Outstanding at January 1, 2017	2,080,015	0.1012	8.21	7,547	1.94
Granted	1,237,584	0.3805			6.26
Repurchased and canceled employee’s vested option	(63,545)	0.0212
Forfeited	(8,500)	0.1106

Outstanding at December 31, 2017	3,245,554	0.2093	8.17	25,272	3.61

Vested and expected to vest at December 31, 2017	3,143,395	0.2061	8.14	24,487	3.56
Exercisable at December 31, 2017	1,202,375	0.0452	6.64	9,565	1.35

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of USD 3.72 and USD 7.99 at December 31, 2016 and 2017.

The total fair value of share options vested during the years ended December 31, 2016 and 2017 was RMB 3,062,694 and RMB 4,925,090 respectively.

As of December 31, 2017, there were RMB 58,776,274 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 2.17 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016 and 2017.

	2016	2017
Expected volatility	52.03%	50.15%~51.53%
Risk-free interest rate	1.65%	2.45%~2.67%
Exercise multiple	2.8	2.8
Expected dividend yield	0%	0%
Contractual term	10	10
Expected forfeiture rate (post-vesting)	5%	5%
Fair value of the common share on the date of option grant (US$)	US$3.52	US$3.72~US$7.99

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the US Treasury Strip Bond with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)	The estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third party valuation firm by using income approach.

13.	Revenue

For the years ended December 31, 2016 and 2017, all of the Group’s revenue were generated in the PRC. The disaggregated revenues by course plans were as follow:

	As of December 31,
	2016	2017
Prepaid standard courses	8,767,968	138,921,006
Prepaid multiple course packages	2,961,508	15,810,940
Other courses	603,466	10,860,363

Total revenues	12,332,942	165,592,309
Less: tax surcharges	(705)	(31,023)

Net revenues	12,332,237	165,561,286

14.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 9,631,974 and RMB 37,490,313 for the years ended December 31, 2016 and 2017, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

15.	Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2016 and 2017. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

(c)	U.S. Corporate Income Tax

One of the Company’s subsidiary is a Delaware corporation that is subject to U.S. corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

(d)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Yuguan WFOE and Liulishuo VIE obtained its HNTE certificate in 2017 with a valid period of three years. Therefore, Yuguan WFOE and Liulishuo VIE are eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Each of Yulin and Mengfan is entitled to a preferential tax treatment as a “Small-scaled Enterprise” in 2017 and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2016	2017
	%	%
PRC Statutory income tax rates	25.0%	25.0%
Change in valuation allowance	(20.1)%	(11.6)%
Permanent book—tax difference	(2.8)%	(0.1)%
Difference in EIT rates of certain subsidiaries	(2.1)%	(0.8)%
The effect of change in the tax rate of Yuguan WFOE and Liulishuo VIE	—	(5.1)%
Effect of tax holiday	—	(9.8)%

Total	—	(2.4)%

The provisions for income taxes for the years ended December 31, 2017 differ from the amounts computed by applying the EIT primarily due to preferential tax rate enjoyed by certain subsidiary and VIE of the Company. The following table sets forth the effect of preferential tax on China operations:

For the Year Ended December 31, 2017
Tax holiday effect	3,737,231
Basic and diluted net loss per share effect	0.19

Loss from domestic and foreign components before income tax expenses

	For the Years Ended December 31,
	2016	2017
Domestic	77,484,442	232,715,320
Foreign	11,684,589	4,438,461

Total	89,169,031	237,153,781

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2016	2017
Current income tax expense	—	5,605,847
Deferred income tax expense	—	—

Income tax (benefit)/expense	—	5,605,847

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
Deferred tax assets
Deductible temporary difference related to advertising expenses	2,273,975	16,167,052
Deductible temporary difference related to accruals and other payables	1,300,866	13,308,805
Tax losses carried forward	18,280,492	19,707,431

Total deferred tax assets	21,855,333	49,183,288
Less: Valuation allowance	(21,855,333)	(49,183,288)

Subtotal	—	—

Deferred tax assets — non-current

As of December 31, 2016 and 2017, the PRC entities of the Group had tax loss carryforwards of approximately RMB73,121,968 and RMB 130,682,420 respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2019 for the amount of RMB 740,168 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2020 and 2023. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carry-forwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2016 and 2017, valuation allowances of RMB 21,855,333 and RMB 49,183,288 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry-forwards and other deferred tax assets generated by its subsidiaries and VIEs. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, a reversal of the valuation allowances will be made when those events occur.

Movement of valuation allowance is as follows:

	December 31,
	2016	2017
Beginning balance	3,893,003	21,855,333
Additions	17,962,330	27,327,955

Ending balance	21,855,333	49,183,288

16.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share

Basic loss per share and diluted loss per share for the years ended December 31, 2016 and 2017 are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017
Numerator:
Net loss	(89,169,031)	(242,759,628)
Accretion on Series A convertible redeemable preferred shares redemption value	(3,600,996)	(3,104,883)
Accretion on Series B convertible redeemable preferred shares redemption value	(11,547,597)	(12,564,515)
Accretion on Series C convertible redeemable preferred shares redemption value	—	(11,147,161)

Net loss attributable to ordinary shareholders-Basic and diluted	(104,317,624)	(269,576,187)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	19,770,990	19,834,535
Basic and diluted loss per share	(5.28)	(13.59)

Considering that the holder of Preferred Shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to the Preferred Shares.

For the years ended December 31, 2016 and 2017, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the years ended December 31, 2016 and 2017 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,
	2016	2017
Preferred shares—weighted average	17,072,316	19,967,318
Share options—weighted average	1,160,121	1,678,007

17.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 2020. As of December 31, 2017, future minimum lease under non-cancelable operating lease agreements were as follows:

Operating Lease
RMB
Years Ending December 31,
2018	12,847,518
2019	8,812,949
2020 and thereafter	2,889,579

Total	24,550,046

For the years ended December 31, 2016 and 2017, the Group incurred rental expenses in the amounts of RMB 2,548,717 and RMB 10,805,723 respectively.

(b)	Purchase Commitments

As of December 31, 2017, purchase commitments related to royalty fee of content were as follows:

Royalty Fee
RMB
Years Ending December 31,
2018	8,824,000
2019	2,941,333

Total	11,765,333

(c)	Capital Commitments

As of December 31, 2017, the Group did not have capital commitments.

(d)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2016 and 2017, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

18.	Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Convertible Redeemable Preferred Shares

Upon the completion of a qualified initial public offering as defined in Note 10, the Series Seed, Series A, Series B and Series C convertible redeemable preferred shares shall automatically be converted into Class A Ordinary Shares. The unaudited pro-forma balance sheet as of December 31, 2017 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series Seed, Series A, Series B and Series C convertible redeemable preferred shares into ordinary shares at the conversion ratio of one for one occurred on December 31, 2017. Accordingly, the carrying values of the Series Seed, Series A, Series B and Series C convertible redeemable preferred shares, in the amounts of RMB 28,337,639 and RMB 73,250,416, RMB 201,027,344 and RMB 349,288,985 respectively, were reclassified from Series Seed, Series A, Series B and Series C convertible redeemable preferred shares to Class A Ordinary Shares for such pro forma adjustment.

The unaudited pro-forma loss per share for the year ended December 31, 2017 after giving effect to the assumed conversion of the convertible redeemable preferred shares into Class A Ordinary Shares as of the issuance dates at the conversion ratio of one-for-one and the weighted average number of the convertible redeemable preferred shares in 2017 are as follows:

	For the year ended December 31, 2017
	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(269,576,187)	(41,433,101)
Pro forma adjustment of the accretion on Series A convertible redeemable preferred shares	3,104,883	477,212
Pro forma adjustment of the accretion on Series B convertible redeemable preferred shares	12,564,515	1,931,131
Pro forma adjustment of the accretion on Series C convertible redeemable preferred shares	11,147,161	1,713,287

	For the year ended December 31, 2017
	RMB	US$
Numerator for pro forma basic and diluted net loss per share	(242,759,628)	(37,311,471)
Denominator:
Weighted average number of ordinary shares outstanding	19,834,535	19,834,535
Pro forma effect of weighted average number of Seed Share conversion	3,645,501	3,645,501
Pro forma effect of weighted average number of Preferred A Share conversion	5,531,104	5,531,104
Pro forma effect of weighted average number of Preferred B Share conversion	7,895,711	7,895,711
Pro forma effect of weighted average number of Preferred C Share conversion	2,895,002	2,895,002

Denominator for pro forma basic and diluted net loss per share	39,801,853	39,801,853

Pro forma basic and diluted net loss per ordinary share:	(6.10)	(0.94)

The effects of all outstanding share options have been excluded from the computation of pro forma diluted net loss per share for the year ended December 31, 2017 as their effects would be anti-dilutive.

19.	Subsequent events

(a)

On January 15, 2018, Jiangsu Liulishuo Education Technology Co., Ltd. (“Jiangsu Liulishuo”) was established in Jiangsu Province, PRC. By entering into a series of commercial agreement on May 28, 2018, Jiangsu Liulishuo became the VIE whose primary beneficiary is also the Yuguan WFOE. Jiangsu Liulishuo has the same shareholding structure as Liulishuo VIE and Mengfan VIE. Up to date of our report Jiangsu Liulishuo has no active operation.

(b)	On April 25, 2018, the Company granted 646,000 share options under the 2014 Plan to employees at exercise price US$0.60 with vesting period of four years.

20.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of December 31, 2017, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB 47,806,205.

21.	ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Payables to subsidiaries and VIEs”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2017, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	December 31,
	2016	2017
	RMB	RMB	US$(Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	8,383,406	76,932,103	11,824,248
Amounts due from inter-company entities	253,991,734	497,344,517	76,440,453

Total current assets	262,375,140	574,276,620	88,264,701

Total assets	262,375,140	574,276,620	88,264,701

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	150,000	2,546,517	391,392

Non-current liabilities:
Payables to subsidiaries and VIEs	141,318,264	367,812,099	56,531,685

Total liabilities	141,468,264	370,358,616	56,923,077

Commitments and contingencies (Note 17)
Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited) ; redemption amount of RMB 11,644,222 as of December 31, 2017)	28,337,639	28,337,639	4,355,415
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 80,040,266 as of December 31, 2017)	70,145,533	73,250,416	11,258,383
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 204,258,376 as of December 31, 2017)	188,462,829	201,027,344	30,897,337
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding as of December 31, 2017; none outstanding on a pro-forma basis as of December 31, 2017 (unaudited); redemption amount of RMB 351,157,316 as of December 31, 2017)	—	349,288,985	53,684,734

Total of mezzanine equity	286,946,001	651,904,384	100,195,869

Shareholders’ deficit:
Class A Ordinary shares (US$0.001 par value; 63,156,694 and 57,956,630 shares authorized, nil and 158,861 shares issued and outstanding as of December 31, 2016 and 2017, respectively; 22,526,557 Class A Ordinary Shares on a pro-forma basis as of December 31, 2017 (unaudited))	—	1,020	159
Class B Ordinary shares (US$0.001 par value; 19,770,990 and 19,675,674 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; 19,675,674 Class B Ordinary Shares on a pro-forma basis as of December 31, 2017 (unaudited))	121,967	121,379	19,676
Subscriptions Receivable	(121,967)	(121,967)	(19,771)
Accumulated other comprehensive income/(loss)	24,897,112	(84,887)	(13,044)
Accumulated deficit	(190,936,237)	(447,901,925)	(68,841,265)

Total shareholders’ deficit	(166,039,125)	(447,986,380)	(68,854,245)

Total liabilities, mezzanine equity and shareholders’ deficit	262,375,140	574,276,620	88,264,701

STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$(Note 2 (e))
Operating expenses:
General and administrative expense	(433,899)	(157,556)	(24,217)

Total operating expenses	(433,899)	(157,556)	(24,217)

Loss from operations	(433,899)	(157,556)	(24,217)
Other loss, net	—	(283)	(43)
Loss from subsidiaries and VIEs	(88,735,132)	(242,601,789)	(37,287,212)

Loss before provision for income taxes	(89,169,031)	(242,759,628)	(37,311,472)

Provision for income taxes	—	—	—

Net loss	(89,169,031)	(242,759,628)	(37,311,472)

Series A Preferred share redemption value accretion	(3,600,996)	(3,104,883)	(477,212)
Series B Preferred share redemption value accretion	(11,547,597)	(12,564,515)	(1,931,131)
Series C Preferred share redemption value accretion	—	(11,147,161)	(1,713,287)

Net loss attributable to ordinary shareholders	(104,317,624)	(269,576,187)	(41,433,102)

Net loss
Foreign currency translation adjustment, net of nil tax	12,994,795	(24,981,999)	(3,839,663)

Comprehensive loss	(76,174,236)	(267,741,627)	(41,151,134)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$(Note2(e))
Cash flows used in operating activities	(170,814)	(8,616,197)	(1,324,285)
Cash flows used in investing activities	(3,473,400)	(262,776,450)	(40,388,001)
Cash flows provided by financing activities	—	340,393,857	52,317,578
Effect of exchange rate changes on cash	656,162	(452,513)	(69,550)

Net increase/(decrease) in cash and cash equivalents	(2,988,052)	68,548,697	10,535,742
Cash and cash equivalents, beginning of year	11,371,458	8,383,406	1,288,506

Cash and cash equivalents, end of year	8,383,406	76,932,103	11,824,248

LingoChamp Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and June 30, 2018

(RMB, except share data and per share data, or otherwise noted)

			As of
	Note		December 31, 2017	June 30, 2018
						Pro-forma
			RMB	RMB	US$ (Note 2(e))	RMB (Note 17)	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	4		416,483,038	378,372,007	57,180,941	378,372,007	57,180,941
Short-term investments	2	(g)	35,421,663	—	—	—	—
Accounts receivable, net	5		7,236,274	11,433,746	1,727,909	11,433,746	1,727,909
Prepayments and other current assets	6		21,906,736	46,873,422	7,083,680	46,873,422	7,083,680

Total current assets			481,047,711	436,679,175	65,992,530	436,679,175	65,992,530

Non-current assets:
Property and equipment, net	7		11,778,589	14,818,401	2,239,410	14,818,401	2,239,410
Investment in equity fund	2	(i)	—	5,683,037	858,841	5,683,037	858,841
Intangible assets, net			—	467,284	70,618	467,284	70,618
Other non-current assets	6		1,498,394	9,719,802	1,468,892	9,719,802	1,468,892

Total non-current assets			13,276,983	30,688,524	4,637,761	30,688,524	4,637,761

Total assets			494,324,694	467,367,699	70,630,291	467,367,699	70,630,291

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 64,404,491 and RMB 72,043,246 as of December 31, 2017 and June 30, 2018, respectively)			65,235,616	72,304,902	10,926,977	72,304,902	10,926,977
Deferred revenue (including deferred revenue, current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 115,536,846 and RMB 237,869,524 as of December 31, 2017 and June 30, 2018, respectively)			115,536,846	237,869,524	35,947,700	237,869,524	35,947,700
Salary and welfare payable (including salary and welfare payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 10,638,612 and RMB 14,735,495 as of December 31, 2017 and June 30, 2018, respectively)			46,817,135	56,118,958	8,480,899	56,118,958	8,480,899
Tax payable (including tax payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 7,598,181 and RMB 16,049,120 as of December 31, 2017 and June 30, 2018, respectively)			15,762,887	26,461,745	3,998,994	26,461,745	3,998,994
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 40,972,262 and RMB 26,345,456 as of December 31, 2017 and June 30, 2018, respectively)	8		45,146,495	28,586,479	4,320,092	28,586,479	4,320,092

Total current liabilities			288,498,979	421,341,608	63,674,662	421,341,608	63,674,662

		As of
	Note	December 31, 2017	June 30, 2018
					Pro-forma
		RMB	RMB	US$ (Note 2(e))	RMB (Note 17)	US$ (Note 2(e))
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 907,711 and 110,780 as of December 31, 2017 and June 30 , 2018, respectively)		907,711	110,780	16,741	110,780	16,741
Other non-current liabilities (including Other non-current liabilities of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 1,000,000 and RMB 2,000,000 as of December 31, 2017 and June 30, 2018, respectively)	8	1,000,000	2,000,000	302,248	2,000,000	302,248

Total non-current liabilities		1,907,711	2,110,780	318,989	2,110,780	318,989

Total liabilities		290,406,690	423,452,388	63,993,651	423,452,388	63,993,651

Commitments and contingencies (Note 16)
Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; none outstanding on a pro-forma basis as of June 30, 2018; redemption amount of RMB 11,644,222 as of June 30, 2018)	9	28,337,639	28,337,639	4,282,486	—	—
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; none outstanding on a pro-forma basis as of June 30, 2018; redemption amount of RMB 80,040,266 as of June 30, 2018)	9	73,250,416	74,563,154	11,268,253	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; none outstanding on a pro-forma basis as of June 30, 2018; redemption amount of RMB 210,262,834 as of June 30, 2018)	9	201,027,344	207,731,979	31,393,205	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; none outstanding on a pro-forma basis as of June 30, 2018; redemption amount of RMB 361,480,071 as of June 30, 2018)	9	349,288,985	359,809,746	54,375,746	—	—

Total mezzanine equity		651,904,384	670,442,518	101,319,690	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$0.001 par value; 57,956,630 shares authorized, 158,861 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; 22,526,557 Class A Ordinary Shares on a pro-forma basis as of June 30, 2018)	10	1,020	1,020	154	141,687	21,412
Class B Ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; 19,675,674 Class B Ordinary Shares on a pro-forma basis as of June 30, 2018)	10	121,379	121,379	18,343	121,379	18,343
Subscriptions Receivable from founding shareholders		(121,967)	(121,967)	(18,432)	(121,967)	(18,432)
Additional paid-in capital		—	2,025,344	306,077	672,327,195	101,604,509
Accumulated other comprehensive (loss)/income		(84,887)	2,510,883	379,454	2,510,883	379,454
Accumulated deficit		(447,901,925)	(631,063,866)	(95,368,646)	(631,063,866)	(95,368,646)

Total shareholders’ (deficit)/equity		(447,986,380)	(626,527,207)	(94,683,050)	43,915,311	6,636,640

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		494,324,694	467,367,699	70,630,291	467,367,699	70,630,291

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For Six Months Ended June 30, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Note	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
		RMB	RMB	US$(Note 2(e))
Net revenues		40,060,734	232,308,408	35,107,284
Cost of revenues(including share-based compensation expenses of RMB 1,009,078 and RMB 587,622 for six months ended June 30, 2017 and 2018, respectively)		(22,109,906)	(55,007,426)	(8,312,920)

Gross profit		17,950,828	177,300,982	26,794,364

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of RMB 874,169 and RMB 2,181,860 for six months ended June 30, 2017 and 2018, respectively)		(62,934,935)	(259,848,496)	(39,269,241)
Research and development expenses (including share-based compensation expenses of RMB 1,717,327 and RMB 12,592,922 for six months ended June 30, 2017 and 2018, respectively)		(19,647,717)	(60,941,291)	(9,209,668)
General and administrative expenses (including share-based compensation expenses of RMB 152,285 and RMB 4,300,720 for six months ended June 30, 2017 and 2018, respectively)		(6,958,275)	(26,290,815)	(3,973,163)

Total operating expenses		(89,540,927)	(347,080,602)	(52,452,072)

Loss from operations		(71,590,099)	(169,779,620)	(25,657,708)

Interest income		508,785	1,405,766	212,444
Foreign exchange related gains/(losses), net		3,658,677	(827,922)	(125,119)
Other income/(expenses), net		1,469,065	(604,183)	(91,306)

Loss before income tax expenses		(65,953,572)	(169,805,959)	(25,661,689)
Income tax expense	14	(1,315,426)	(12,455,628)	(1,882,339)

Net loss		(67,268,998)	(182,261,587)	(27,544,028)

Series A Preferred share redemption value accretion		(1,815,256)	(1,312,738)	(198,386)
Series B Preferred share redemption value accretion		(6,076,276)	(6,704,635)	(1,013,229)
Series C Preferred share redemption value accretion		(934,024)	(10,520,761)	(1,589,935)

Net loss attributable to LingoChamp Inc.’s ordinary shareholders		(76,094,554)	(200,799,721)	(30,345,578)

Net loss		(67,268,998)	(182,261,587)	(27,544,028)
Other comprehensive (loss)/income:
—Foreign currency translation adjustment, net of nil tax		(6,172,659)	2,595,770	392,282

Comprehensive loss		(73,441,657)	(179,665,817)	(27,151,746)

Net loss per Class A and Class B ordinary shares
—Basic and diluted	15	(3.85)	(10.12)	(1.53)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	15	19,775,878	19,834,535	19,834,535

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For Six Months Ended June 30, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscriptions Receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2017	—	—	19,770,990	121,967	(121,967)	—	24,897,112	(190,936,237)	(166,039,125)
Issuance of ordinary shares	63,545	432	—	—	—	4,077,919	—	—	4,078,351
Re-designation of Class B Ordinary Shares to Class A Ordinary Shares	95,316	588	(95,316)	(588)	—	—	—	—	—
Compensation to founding shareholders in connection with the transfer of Class A Ordinary Shares to new investor	—	—	—	—	—	2,398,588	—	—	2,398,588
Repurchase of employee vested share options at fair value	—	—	—	—	—	(2,383,701)	—	—	(2,383,701)
Share-based compensation expense (Note 11)	—	—	—	—	—	3,752,859	—	—	3,752,859
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(6,690,985)	—	(2,134,571)	(8,825,556)
Net loss	—	—	—	—	—	—	—	(67,268,998)	(67,268,998)
Foreign currency translation	—	—	—	—	—	—	(6,172,659)	—	(6,172,659)

Balance as of June 30, 2017	158,861	1,020	19,675,674	121,379	(121,967)	1,154,680	18,724,453	(260,339,806)	(240,460,241)

Balance as of January 1, 2018	158,861	1,020	19,675,674	121,379	(121,967)	—	(84,887)	(447,901,925)	(447,986,380)
Share-based compensation expense (Note 11)	—	—	—	—	—	19,663,124	—	—	19,663,124
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(17,637,780)	—	(900,354)	(18,538,134)
Net loss								(182,261,587)	(182,261,587)
Foreign currency translation	—	—	—	—	—	—	2,595,770	—	2,595,770

Balance as of June 30, 2018	158,861	1,020	19,675,674	121,379	(121,967)	2,025,344	2,510,883	(631,063,866)	(626,527,207)

The accompanying notes are an integral part of these consolidated financial statements

LingoChamp Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For Six Months Ended June 30, 2017 and 2018

(RMB, except share data and per share data, or otherwise noted)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(67,268,998)	(182,261,587)	(27,544,028)
Adjustments for:
Depreciation of property and equipment	380,509	2,035,531	307,617
Amortization of prepaid interest expense and service fees to loan companies (Note 8)	13,252	1,684,635	254,588
Foreign exchange losses/(gains)	(3,658,677)	827,922	125,119
Share-based compensation	3,752,859	19,663,124	2,971,562
Compensation to founding shareholders in connection with the transfer of Class A Ordinary Shares to new investor (Note 10)	2,398,588	—	—
Compensation to employees in connection with the repurchase of vested shares options	1,685,470	—	—
Changes in assets and liabilities:
Accounts receivable	(1,181,208)	(19,625,205)	(2,965,832)
Prepayments and other current assets	(8,021,489)	(26,875,362)	(4,061,502)
Other non-current assets	(1,552,394)	(6,002,074)	(907,055)
Accounts payable	12,439,166	6,662,630	1,006,881
Salary and welfare payable	7,985,327	9,301,823	1,405,725
Tax payable	3,169,185	10,698,858	1,616,850
Accrued liabilities and other current liabilities	4,217,261	(595,041)	(89,925)
Other non-current liabilities	900,000	1,000,000	151,124
Deferred revenue, current and non-current	35,160,481	121,535,747	18,366,920

Net cash used in operating activities	(9,580,668)	(61,948,999)	(9,361,956)

Cash flows from investing activities:
Purchase of short-term investments	(98,026,531)	—	—
Proceeds from maturity of short-term investments	219,267,841	34,543,678	5,220,365
Purchase of property and equipment	(2,119,099)	(6,971,020)	(1,053,486)
Proceeds from disposition of property and equipment	5,706	100,938	15,254
Purchase of investment in equity fund (Note 2(i))	—	(5,460,149)	(825,157)
Proceeds from return of investment in equity fund (Note 2(i))	—	10,216	1,544

Net cash provided by investing activities	119,127,917	22,223,663	3,358,520

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares	4,078,351	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares, net of issuance costs	318,350,577	—	—
Cash paid for initial public offering related costs	—	(485,223)	(73,329)
Cash receipts from loan companies (Note 8)	2,207,129	5,605,272	847,089
Cash payment for repurchase employee vested share options in 2017	(13,683)	(1,688,864)	(255,227)
Repayment of cash to loan companies (Note 8)	—	(4,229,609)	(639,194)

Net cash provided by/(used in) financing activities	324,622,374	(798,424)	(120,661)

Net increase/(decrease) in cash and cash equivalents	434,169,623	(40,523,760)	(6,124,097)
Effect of exchange rate changes on cash and cash equivalents	(2,419,136)	2,412,729	364,620
Cash and cash equivalents at the beginning of period	41,300,884	416,483,038	62,940,418

Cash and cash equivalents at the end of the period	473,051,371	378,372,007	57,180,941

Supplemental schedule of non-cash operating activities:
(Prepayment)/Collection of interest expenses and service fee, net (Note 8)	(154,895)	224,041	33,858
Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	—	406,656	61,455
Accrued liabilities and other current liabilities related to repurchase of employee options	4,055,488	553,989	83,721
Non cash settlement related to repayment of loan and corresponding de-recognition of related receivables (Note 8)	331,992	15,427,733	2,331,495
Accretion on redeemable Preferred Shares	8,825,556	18,538,134	2,801,550
Receivables from issuance of Series C convertible redeemable preferred shares, net of issuance costs	19,791,247	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LingoChamp Inc.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

Principal activities

LingoChamp Inc. (the “Company”) was incorporated on August 19, 2013 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing online English learning services through its Liulishuo mobile app in the People’s Republic of China (the “PRC”). Users can purchase the Company’s services by subscribing the courses either directly from the Company or through authorized online commerce platform partners.

As of June 30, 2018, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd. (“Yuling WFOE”)	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entities (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan VIE”)	Established on December 8, 2014	PRC	100%	Inactive
Jiangsu Liulishuo Education Techonology Co., Ltd (“Jiangsu Liulishuo VIE”)	Established on January 15, 2018	PRC	100%	Inactive

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with US GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Company’s consolidated interim financial statements and accompanying notes included all adjustments (consisting of normal recurring adjustments) considered necessary by management to a fair statement of the results of operation, financial position and cash flows for the interim periods presented. Interim results of operations are not necessarily indicative of the results for the full year or for any future periods. Theses financial statements should be read in conjunction with the annual financial statements and notes thereto also included herein.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. Subsidiaries are entities in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual agreements with the VIE and the Nominee Shareholder of VIE (the “VIE Agreement”), bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

In accordance with the VIE Agreements, Yuguan WFOE has the power to exercise effective control over VIEs, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIEs as if it were its sole shareholder and have an exclusive option to purchase all of the equity interests in the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of December 31,	As of June 30,
	2017	2018
Assets
Current assets
Cash and cash equivalents	20,266,154	41,198,120
Accounts receivable, net	7,236,274	11,433,746
Amount due from inter-company entities	8,747,168	14,498,038
Prepayments and other current assets	19,571,426	42,764,827

Total current assets	55,821,022	109,894,731

Non-current assets
Property and equipment, net	2,802,847	2,258,587
Other non-current assets	961,593	7,913,111

Total non-current assets	3,764,440	10,171,698

Total assets	59,585,462	120,066,429

Liabilities
Current liabilities
Accounts payable	64,404,491	72,043,246
Amount due to inter-company entities	8,168,510	19,306,596
Deferred revenue, current	115,536,846	237,869,524
Salary and welfare payable	10,638,612	14,735,495
Tax payable	7,598,181	16,049,120
Accrued liabilities and other current liabilities	40,972,262	26,345,456

Total current liabilities	247,318,902	386,349,437

Deferred revenue, non-current	907,711	110,780
Other non-current liabilities	1,000,000	2,000,000

Total non-current liabilities	1,907,711	2,110,780

Total liabilities	249,226,613	388,460,217

	For Six Months Ended June 30,
	2017	2018
Net revenues	40,060,734	232,180,863
Net loss	(43,535,153)	(98,415,761)

	For Six Months Ended June 30,
	2017	2018
Net cash provided by operating activities	7,834,339	15,326,694
Net cash provided by investing activities	—	—
Net cash provided by financing activities	2,207,129	5,605,272

Net increase in cash and cash equivalents	10,041,468	20,931,966

(c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, liabilities related to incentive programs, consolidation of VIEs, determination of the fair value of ordinary shares and investments, determination of share-based compensation, impairment assessment of long-lived assets and the valuation allowance of deferred tax assets reflect more significant estimates used in the preparation of its consolidated financial statements.

Management makes the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(d)	Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange related gain / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at the average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2017 and June 30, 2018 were US$1.00=RMB 6.5342 and RMB 6.6166, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.6171 on June 29, 2018, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 29, 2018, or at any other rate.

(f)	Fair value of financial instruments

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2017
Assets
Short-term investments—Wealth management products	—	35,421,663	—	35,421,663

	Level 1	Level 2	Level 3	Balance at fair value
As of June 2018
Assets
Short-term investments—Wealth management products	—	—	—	—

(g)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as unrealized gains in investments. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(h)	Accounts receivable, net

Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels, online commerce platform partners (the “Third Parties”), respectively, mainly due to timing difference between the Company’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 6). Part of the accounts receivable may also be due from the customers under the installment payment arrangement (Note 8).

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(i)	Investment in equity fund

Investment in equity fund represents the Company’s investment in private equity fund as a limited partnerships. The Company’s limited partnerships is considered as minor with no virtually influence over the operating and financial policies of the fund. The investment is measured at cost less impairment since its fair value is not readily determinable. Gains are recognized as other income when distribution are declared by the fund.

(j)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Computers and electronic equipment	3 years
Office equipment	5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k)	Impairment of long-lived assets

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)	Deferred Revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

(m)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group provides online English learning service to customers through its self-developed mobile app, English Liulishou. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English and Liuli Reading, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers are provided as the Group’s premium services, allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fee is generally paid in advance and is initially recorded as deferred revenue.

The Group refunds subscription fees corresponding to any remaining undelivered learning services when customers withdraw contracts with the Group. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

The Group has assessed all variable considerations identified when determining the transaction price and such assessment required the Company to consider various forms that the variable considerations may take. To incentive the subscription of its prepaid course, the Group selectively offers performance-based refund to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. Prepaid courses consists of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals, including completing a minimum number of learning hours within a set period of time, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on the historical records of performance-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. In the case that refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. Except for the aforementioned performance-based refunds to its customers, there is no other circumstance causes variability in the considerations.

The Group recognizes revenue on a gross basis. The Group conducts the assessment under ASC 606 that the Group is responsible for the designation and production of all the online courses and the Group is the party contractually and substantively holding all rights to the service of delivering the courses. Therefore, it is believed that the Group meets the standard’s principle of having control of the service or direct the service and should be viewed as the principal in the arrangements.

Prepaid standard courses

Prepaid standard courses include the Group’s standard DongNi English and Liuli Reading courses corresponding to customers’ proficiency levels. Such courses typically range from 30 days to 360 days. A customer can access the standard course without limit within such customer’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

Prepaid multiple course packages

Prepaid multiple course packages range are provided as the Group’s premium services, including the standard DongNi English course and course credits for one-to-one courses with contract human teachers. Such course packages typically from 180 days to 720 days. Each type of course is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the customers.

The Group determines the standalone selling price for each type of course in the package and allocates the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price the Group charges for a certain type of course when the Group sells it separately in similar circumstances to similar users. For a type of course that is not being sold separately, the Group determines the value per each course based on its cost plus an expected margin.

For the standard course included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those one-to-one courses, revenue is recognized when the course credit is consumed with the estimated breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

Other courses and services

The Group also provides other courses and services, such as pronunciation training and practice test. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.

The Group offers free courses to customers upon registration. Customers are not obligated to subscribe any course packages with the Group to obtain the free courses. The Group records the content related costs incurred in providing the free courses as sales and marketing expenses.

User Incentive Program

The Group’s customers are registered users of its mobile app who have subscribed for the course of the Group. The Group has incentive programs for its registered users to enhance user stickiness and to incentivize the use of the Group’s platform. The Group offers points to the registered users who refer new registered users to its mobile app, or when they participate in various free activities in the Group’s mobile app. The points can be redeemed for free gifts. The offering and the use of the points are to the customers or registered users who are not the customers and are not associated with a revenue transactions. The estimated incremental costs related to free gifts are recognized as the Group’s sales and marketing expenses.

(n)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the course content related costs, service fees paid to contract human teachers in one-to-one courses, rental expenses, IT service costs and depreciations for property and equipment.

(o)	Research and development expense

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses in associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. Research and development costs are expensed as incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. Costs capitalized for developing such software application were not material for the periods presented.

(p)	Sales and marketing expenses

Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, reward to registered users related to incentive programs and rental expenses in associated with sales and marketing personnel. The branding and marketing expenses amounted to RMB 30,633,954 and RMB 129,964,402 during the six months ended June 30, 2017 and 2018, respectively.

The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Company recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset and amortize over the period of expected benefit. Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the six months ended June 30, 2017 and 2018, the incremental cost capitalized as assets were not material

(q)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses in associated with general and administrative personnel, general office expense and professional service fees.

(r)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

(s)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the six months ended June 30, 2017 and 2018.

(t)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2017 and 2018. As of December 31, 2017 and June 30, 2018, the Group did not have any unrecognized uncertain tax positions.

(v)	Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees. The compensation expense in connection with the options granted to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

(w)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(x)	Recently issued accounting pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial

Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company adopted ASU 2016-01 in the first quarter of year 2018 and does not believe the adoption will have material impact on the Company’s condensed consolidated financial statements and the related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company expects to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and is currently in the process of evaluating the impact of ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Company has early adopted ASU 2016-15 in 2017 and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. Company has early adopted ASU 2016-18 in 2017 and the adoption had no material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company has early adopted ASU 2017-09 in 2017 and the adoption had no material impact on the Company’s consolidated financial statements.

3.	Concentration and credit risk

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s net revenues for the six months ended June 30, 2017 and 2018.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its distribution channels, online commerce platform partners and customers and generally does not require collateral or other security from such distribution channels, online commerce platform partners and customers.

The Group periodically evaluates the creditworthiness of the existing distribution channels, online commerce platform partners and customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31, 2017	As of June 30, 2018
Distribution channel A	43%	24%
Distribution channel B	—	12%

(iii)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2017 and June 30, 2018. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount (US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2017	7,091,929	22,270,701	20,266,154	364,976,697	1,877,557	—	416,483,038
June 30, 2018	7,312,286	4,353,925	41,198,120	315,905,196	9,602,480	—	378,372,007

5.	Accounts receivable, net

	As of December 31, 2017	As of June 30, 2018
Accounts receivable, gross	7,236,274	11,433,746
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	7,236,274	11,433,746

6.	Other assets

The other assets consist of the following:

	As of December 31, 2017	As of June 30, 2018
Prepayment and other current assets
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	7,427,926	14,632,222
Prepaid advertising fees	285,554	10,914,678
Prepaid rental fee	1,118,113	5,604,122
Receivables from payment- processing- service providers	6,142,127	5,148,065
Rental deposits refundable within one year	1,707,152	3,467,538
Cash advanced to employees	808,076	2,705,613
Prepayments of service fees	670,213	1,969,785
Prepaid interest and service fees to loan companies (Note 8)	2,932,965	1,024,289
Value-added tax receivable	162,279	369,241
Others	652,331	1,037,869

Total repayment and other current assets	21,906,736	46,873,422

Non-current
Long-term rental deposits	1,498,394	4,750,468
Long-term prepaid expenses	—	2,750,000
Prepayment for property and equipment	—	1,734,111
Deferred initial public offering costs	—	485,223

Total non-current	1,498,394	9,719,802

7.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31, 2017	As of June 30, 2018
Cost:
Office equipment	6,618,512	9,930,621
Leasehold improvements	6,703,389	6,915,996
Construction in progress	468,520	2,018,187

Total cost	13,790,421	18,864,804
Less: Accumulated depreciation	(2,011,832)	(4,046,403)

Property and equipment, net	11,778,589	14,818,401

Depreciation expense recognized for six months ended June 30, 2017 and 2018 are summarized as follows:

	For Six Months Ended June 30,
	2017	2018
Cost of revenues	55,951	247,543
Sales and marketing expenses	229,108	1,454,348
Research and development	73,654	248,363
General and administrative expenses	21,796	85,277

Total	380,509	2,035,531

8.	Accrued liabilities and other liabilities

	As of December 31, 2017	As of June 30, 2018
Accrued liabilities and other current liabilities
Payable to third party loan companies (a)	36,608,011	22,331,900
Payables related to repurchased employee’s vested options	2,242,853	553,989
Government grant	2,200,000	2,200,000
Others	4,095,631	3,500,590

Total	45,146,495	28,586,479

Non-Current
Government grant	1,000,000	2,000,000

(a)

The Group, in cooperated with third-party financing intuitions (“loan companies”), offers an interest-free installment payment option to its customers. The loan companies remit the subscription fee to the Group for the borrowing customers to complete their purchase of the course. The borrowing customers are obligated to repay the loan in pre-agreed installments over the periods ranging from 3 months to 12 months to the loan companies. According to the arrangement with the loan companies, the Group is obligated to repay to the loan companies for any default in repayment by the borrowing customers. The Group also agrees with the loan companies to bear the borrowing customers’ interest expense and related service fees, which is recorded as loan payables and prepayment of interest and service fee to loan companies respectively (Note 6). The prepayment of interest expenses and service fee are amortized during the installment period and recorded in other expense. The Group considers such arrangement as its own financing activity given the arrangement is full recourse in nature. Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of the promised services, in addition the actual length of time between when the Group transfers the promised services to the customer and when the customer pays for those services has been within one year, the Group has assessed and concludes that there is no significant financing component in place within these installment arrangements as a practical expedient in accordance with ASC 606-10-32-18.

Given the arrangement is full recourse in nature, the Group considers such arrangement as its own financing activity. The Group records payable when it is remitted from the loan companies and the related receivables are not derecognized until the loan company receives the repayments from the borrowing customers. The repayment of loan and corresponding de-recognition of related receivables are presented as non-cash supplemental financing activities in the consolidated statements of cash flows.

In January 2018, the Company terminated the cooperation with a loan company and repaid outstanding loan principle. After netting off with the prepaid interest expenses, the amount of cash repayment was RMB 4,229,609.

9.	Convertible redeemable preferred shares

On December 19, 2013, the Company issued 3,645,501 shares (with par value of USD0.001) of Series Seeds Preferred Shares (the “Series Seed Shares”) for RMB 2.4570 (US$0.3978) per share for a total cash consideration of RMB 8,957,094 (US$1,450,000). The issuance costs were RMB 123,824.

On June 6, 2014, the Company issued 5,531,104 shares (with par value of USD0.001) of Series A Preferred Shares (the “Series A Shares”) for RMB 11.1315 (US$1.8080) per share for a total cash consideration of RMB 61,569,435 (US$10,000,000). The issuance costs were RMB 294,758.

On July 14, 2015, the Company issued 7,895,711 shares (with par value of USD0.001) of Series B Preferred Shares (the “Series B Shares”) for RMB 22.4098 (US$3.6629) per share for a total cash consideration of RMB 176,941,227 (US$28,920,905). The issuance costs were RMB 5,121,626.

On June 13, 2017, the Company issued 5,295,380 shares (with par value of USD0.001) of Series C Preferred Shares (the “Series C Shares”) for RMB 64.2224 (US$9.4422) per share for a total cash consideration of RMB 340,081,882 (US$49,999,995). The issuance costs were RMB 1,940,058.

The Series Seed, Series A, Series B and Series C shares are collectively referred to as the Preferred Shares.

The Series C Preferred Shares shall be redeemable, at any time (i) after the three (3) year anniversary of the date on which Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the supermajority Series C Preferred Shareholders require the Company to redeem all or part of the Series C Preferred Shares when the Company has received a Series B Redemption Notice or a Pre-B Redemption Notice. The redemption price for Series C Preferred Shares shall be the original issue price per share plus a six percent (6%) annual compound interest and all accrued or declared but unpaid dividends.

The Company’s convertible redeemable preferred shares activities for the six months ended June 30, 2017 and 2018 are summarized below:

	Series Seed Shares		Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2017	3,645,501	28,337,639	5,531,104	70,145,533	7,895,711	188,462,829	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs	—	—	—	—	—	—	5,295,380	338,141,824
Accretion on convertible redeemable preferred shares to redemption value	3,645,501	28,337,639	5,531,104	1,815,256	7,895,711	6,076,276	5,295,380	934,024
Balances as of June 30, 2017	3,645,501	28,337,639	5,531,104	71,960,789	7,895,711	194,539,105	5,295,380	339,075,848
Balances as of January 1, 2018	3,645,501	28,337,639	5,531,104	73,250,416	7,895,711	201,027,344	5,295,380	349,288,985
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	1,312,738	—	6,704,635	—	10,520,761
Balances as of June 30, 2018	3,645,501	28,337,639	5,531,104	74,563,154	7,895,711	207,731,979	5,295,380	359,809,746

Accounting for Preferred Shares

Prior to the issuance of the Series A Preferred Shares, the Company classified the Series Seed Preferred Shares as permanent equity which was not redeemable. Upon the issuance of the Series A Preferred Shares, the Company reclassified the Series Seed Preferred Shares, along with all other series of the Preferred Shares as the mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the Preferred Shares are recorded at fair value, net of any issuance costs. For the six months ended June 30, 2017 and 2018, the issuance costs incurred were RMB 1,940,058 and nil, respectively.

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the obsence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB 8,825,556 (US$ 1,333,750) and RMB 18,538,134 (US$ 2,801,550) for the six months ended June 30, 2017 and June 30, 2018.

The Company has determined that host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. The Company has assessed each embedded features in the Preferred Shares, and determined that the conversion feature does not meet the definition of derivative in according with ASC 815-15-25, therefore does not warrant bifurcation, even though the equity-like conversion feature is not considered clearly and closely related to the debt host of the Preferred Shares. The Company also assessed the redemption features and liquidation feature in accordance with ASC 815-15-25-42, and determined that none of these debt-like features would result in any substantial premium or discount, nor would them accelerate the repayment of the contractual principal amount as it is contingently exercisable. Therefore, both the redemption feature and liquidation feature are considered to be clearly and closely related to the debt host, and none of these embedded features needs to be bifurcated from the debt host.

Modification of Preferred Shares

The Company assesses whether an amended to the terms of its convertible redeemable Preferred Shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. The Company also assesses if the change in the terms results in value transfer between the Preferred Shareholders or between Preferred Shareholders and the Ordinary Shareholders.

In 2017, the optional redemption right the Pre-B Preferred Shares was extended from June 5, 2019 to June 12, 2020 while the optional redemption right of Series B Preferred Shares was changed from July 3, 2020 to June 12, 2020, which are to be in line with the optional redemption date of Series C Preferred Shares. The modification of the Pre-B and Series B optional redemption dates were driven by the objective to obtain financing from the issuance of Series C Preferred Shares.

From both quantitative and qualitative perspectives, the Company assessed the impact of the above modifications and concluded that these amendments represent modifications rather than extinguishment of the Preferred Shares. The Company also evaluated and concluded the impact of above modifications as immaterial for the six months ended June 30, 2017 and 2018.

10.	Ordinary Share

On August 19, 2013, the Company was incorporated as limited liability company with authorized share capital of US$50,000 divided into 50,000,000 shares with par value US$0.001 each. 30,000,000 shares were unissued and 20,000,000 issued and outstanding shares were designated as ordinary shares held by the founders.

On December 19, 2013, among the total 30,000,000 authorized but unissued shares, 26,354,499 shares were re-designated as Class A Ordinary Shares and 3,645,501 shares were re-designated as preferred shares. 20,000,000 issued and outstanding ordinary shares were re-designated as Class B Ordinary Shares. The Company issued 3,645,501 Series Seed Preferred Shares to third party investors on the same day. Thereafter, 26,354,499 Class A Ordinary Shares were authorized but unissued, 20,000,000 Class B Ordinary Shares and 3,645,501 Series Seed Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 6, 2014, the Company’s shareholders and Board of Directors approved an increase in its authorized share capital from 50,000,000 to 100,000,000,000 share, with 70,823,395 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 9,176,605 preferred shares. On the same day, the Company issued 5,531,104 Series A Preferred Shares to third party investors. Thereafter, 70,823,395 Class A Ordinary Shares were authorized but unissued, 20,000,000 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares and 5,531,104 Series A Preferred Shares were issued and outstanding.

On July 14, 2015, the Company repurchased 229,010 Class B Ordinary Shares held by the founders, who were also the management of the Company, at the price of RMB 5,128,038 (US$838,833). The consideration that exceeded the fair value of the Class B ordinary shares at the date the repurchase with amount of RMB 2,230,071 (US$364,790) was charged as general and administrative expenses with a corresponding credit to the equity. Immediately after the closing of the repurchase of Class B Ordinary Shares, 7,666,701 authorized but unissued Class A Ordinary Shares together with 229,010 authorized but unissued Class B Ordinary Shares were re-designated as preferred shares. The Company issued 7,895,711 Series B Preferred Shares to third party investors on the same day. Thereafter, 63,156,694 Class A Ordinary

Shares were authorized but unissued, 19,770,990 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares and 7,895,711 Series B Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 16, 2017, 5,295,380 authorized but unissued Class A Ordinary Shares were re-designated as preferred shares. The Company issued 5,295,380 Series C Preferred Shares to third party investors on the same day. Concurrently, 95,316 Class B Ordinary shares held by the founders were re-designated as Class A Ordinary Shares. After this re-designation, the founders, who were also the management of the Company, sold 95,316 Class A Ordinary Shares to a third party investor (“Investor”) for a total cash consideration of RMB 6,117,426 (US$899,992). The consideration that exceeded the fair value of the Class A ordinary shares at the date the transaction with amount of RMB 2,398,588 (US$352,878.90) was charged as general and administrative expenses with a corresponding credit to the equity. On the same day, the Company issued 63,545 Class A Ordinary Shares to the Investor for a cash consideration of RMB 4,078,347 (US$600,004). Thereafter, 57,797,769 Class A Ordinary Shares were authorized but unissued, 158,861 Class A Ordinary Shares, 19,675,674 Class B Ordinary Shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares, 7,895,711 Series B Preferred Shares and 5,295,380 Series C Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

The proceeds of the subscription capital from founding shareholders of RMB 121,967 (US$ 19,771) were remained outstanding and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets as of December 31, 2017 and June 30, 2018.

The Company has a dual class voting structure under which all of the ordinary shares held by the founders are designated as Class B Ordinary Shares and all of the other ordinary shares, including the shares held by others shareholders and automatic conversion of outstanding Preferred Shares, are designated as Class A Ordinary Shares. Class A and Class B Ordinary Shares have the same rights except for voting and conversion rights. Both of the Class A and Class B Ordinary Shares will be entitled to one vote per share before the qualified IPO. While upon the closing of the Qualified IPO, holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

11.	Share-based compensation

On May 26, 2014, the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”), which permits the grant of restricted shares, restricted share units, options and share appreciation rights to the employees, directors and consultants of the Company. The Company granted share options under the 2014 Plan to its employees and directors. Under the plan, a total of 2,627,250 Class A Ordinary Shares were initially reserved for issuance. The 2014 Plan is valid and effective for a term of 10 years commencing from its adoption. On July 14, 2015, the Board of Director passed a resolution to increase the number of shares reserved for issuance under the 2014 Plan by 957,405 Class A Ordinary Shares to 3,540,655 Class A Ordinary Shares. On June 13, 2017, the number of ordinary shares reserved for option issuance under 2014 plan increased to 5,519,737.

On June 13, 2017, the number of ordinary shares reserved for option issuance under the 2014 Plan increased to 5,519,737 Class A Ordinary Shares. Concurrently, the Company repurchased and canceled 63,545 options held by 5 employees at the price of RMB 4,069,171 (US$598,654). The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 1,685,470 (US$247,965) was charged as operating expenses with a corresponding credit to the equity. After which, a total of 5,456,192 Class A Ordinary Shares are reserved for option issuance pursuant to 2014 Plan.

The option granted are vested upon satisfaction of service condition, which is generally satisfied over four years. There were no other vesting conditions for all the awards under the 2014 Plan.

The grantees are entitled a right to extend the exercisable period of the vested options granted until after the IPO date if they are leaving the Company before an IPO. The granted options subjected to service condition are annually vested on the last day of each anniversary.

Share-based compensation expense related to the option awards granted to the employees amounted to RMB 3,752,859 and RMB 19,663,124 for six months ended June 30, 2017 and June 30, 2018.

The following table sets forth the summary of employee option activity under the Company’s 2014 Plan for six months ended June 30, 2017 and 2018:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In Years	USD’000	USD
Outstanding at January 1, 2017	2,080,015	0.1012	8.21	7,547	1.94
Granted	69,500	0.2000			3.52
Repurchase	(63,545)	0.0212
Forfeited	(8,500)	0.1106

Outstanding at June 30, 2017	2,077,470	0.1069	7.79	11,722	2.02

Outstanding at January 1, 2018	3,245,554	0.2093	8.17	25,272	3.61
Granted	646,000	0.6000			10.90
Forfeited	(303,250)	0.2000

Outstanding at June 30, 2018	3,588,304	0.2804	8.04	47,061	4.94

Vested and expected to vest at June 30, 2018	3,488,757	0.2756	8.00	45,772	4.87
Exercisable at June 30, 2018	1,489,821	0.0740	6.41	19,858	1.73

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of USD 7.99 and USD 13.39 at December 31, 2017 and June 30, 2018.

The total fair value of share options vested during the six months ended June 30, 2017 and 2018 was RMB 2,859,986 and RMB 6,843,463 respectively.

As of June 30, 2018, there were RMB 77,944,533 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 2.06 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during six months ended June 30, 2017 and 2018.

	Option Granted In the Six Months Ended June 30, 2017	Option Granted In the Six Months Ended June 30, 2018
Expected volatility	50.92%~51.53%	49.11%
Risk-free interest rate	2.45%~2.67%	2.85%
Exercise multiple	2.8	2.8
Expected dividend yield	0%	0%
Contractual term	10	10
Expected forfeiture rate (post-vesting)	5%	5%
Fair value of the common share on the date of option grant (US$)	US$3.72~US$5.74	US$11.50

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the US Treasury Strip Bond with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)	The estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third party valuation firm by using income approach.

12.	Revenue

For six months ended June 30, 2017 and 2018, all of the Group’s revenue were generated in the PRC. The disaggregated revenues by course plans were as follow:

	For Six Months Ended June 30,
	2017	2018
Prepaid standard courses	35,264,975	198,669,843
Prepaid multiple course packages	3,718,173	19,614,826
Other courses	1,097,735	14,027,676

Total revenues	40,080,883	232,312,345
Less: tax surcharges	(20,149)	(3,937)

Net revenues	40,060,734	232,308,408

13.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 11,342,096 and RMB 37,112,874 for the six months ended June 30, 2017 and 2018, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

14.	Income Taxes

Composition of income tax expense

	For Six Months Ended June 30,
	2017	2018
Current income tax expense	1,315,426	12,455,628
Deferred tax expense	—	—

Total	1,315,426	12,455,628

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2017 and June 30, 2018 are as follows:

	As of
	December 31, 2017	June 30, 2018
Deferred tax assets
Deductible temporary difference related to advertising expenses	16,167,052	35,323,639
Deductible temporary difference related to accruals and other payables	13,308,805	16,847,875
Tax losses carried forward	19,707,431	33,455,753

Total deferred tax assets	49,183,288	85,627,267
Less: Valuation allowance	(49,183,288)	(85,627,267)

Total deferred tax assets	—	—

Movement of valuation allowance is as follows:

	Six Months Ended June 30,
	2017	2018
Beginning balance	21,855,333	49,183,288
Additions	17,553,264	36,443,979

Ending balance	39,408,597	85,627,267

15.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for six months ended June 30, 2017 and 2018 are as follows:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018
Numerator:
Net loss	(67,268,998)	(182,261,587)
Accretion on Series A convertible redeemable preferred shares redemption value	(1,815,256)	(1,312,738)
Accretion on Series B convertible redeemable preferred shares redemption value	(6,076,276)	(6,704,635)
Accretion on Series C convertible redeemable preferred shares redemption value	(934,024)	(10,520,761)

Net loss attributable to ordinary shareholders-Basic and diluted	(76,094,554)	(200,799,721)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	(3.85)	(10.12)
Basic and diluted loss per share	19,775,878	19,834,535

Considering that the holder of Preferred Shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to the Preferred Shares.

For the six months ended June 30, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the six months ended June 30, 2017 and 2018 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Six Months Ended June 30,
	2017	2018
Preferred shares—weighted average	17,572,435	22,367,696
Share options—weighted average	1,550,641	2,360,961

16.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of June 30, 2018, future minimum lease under non-cancelable operating lease agreements were as follows:

Operating Lease RMB
July 1 to December 31, 2018	21,597,497
2019	33,389,722
2020	27,800,858
2021	27,057,117
2022 and thereafter	60,361,568

Total	170,206,762

For the six months ended June 30, 2017 and 2018, the Group incurred rental expenses in the amounts of RMB 3,250,284 and RMB 14,163,135 respectively.

(b)	Purchase Commitments

As of June 30, 2018, purchase commitments related to royalty fee of content were as follows:

Royalty Fee RMB
July 1 to December 31, 2018	4,411,000
2019	2,940,333

Total	7,351,333

(c)	Capital Commitments

As of June 30, 2018, the Group did not have capital commitments.

(d)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of June 30, 2018, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

17.	Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Convertible Redeemable Preferred Shares

Upon the completion of a qualified initial public offering, the Series Seed, Series A, Series B and Series C convertible redeemable preferred shares shall automatically be converted into Class A Ordinary Shares. The unaudited pro-forma balance sheet as of June 30, 2018 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the conversion of all outstanding Series Seed, Series A, Series B and Series C convertible redeemable preferred shares into ordinary shares at the conversion ratio of one for one occurred on June 30, 2018. Accordingly, the carrying values of the Series Seed, Series A, Series B and Series C convertible redeemable preferred shares, in the amounts of RMB 28,337,639 and RMB 74,563,154, RMB 207,731,979 and RMB 359,809,746 respectively, were reclassified from Series Seed, Series A, Series B and Series C convertible redeemable preferred shares to Class A Ordinary Shares for such pro forma adjustment.

The unaudited pro-forma loss per share for six months ended June 30, 2018 after giving effect to the assumed conversion of the convertible redeemable preferred shares into Class A Ordinary Shares as of the issuance dates at the conversion ratio of one-for-one and the weighted average number of the convertible redeemable preferred shares in 2018 are as follows:

	For Six Months Ended June 30, 2018
	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(200,799,721)	(30,345,578)
Pro forma adjustment of the accretion on Series A convertible redeemable preferred shares	1,312,738	198,386
Pro forma adjustment of the accretion on Series B convertible redeemable preferred shares	6,704,635	1,013,229
Pro forma adjustment of the accretion on Series C convertible redeemable preferred shares	10,520,761	1,589,935

Numerator for pro forma basic and diluted net loss per share	(182,261,587)	(27,544,028)

Denominator:
Weighted average number of ordinary shares outstanding	19,834,535	19,834,535
Pro forma effect of weighted average number of Seed Share conversion	3,645,501	3,645,501
Pro forma effect of weighted average number of Preferred A Share conversion	5,531,104	5,531,104
Pro forma effect of weighted average number of Preferred B Share conversion	7,895,711	7,895,711
Pro forma effect of weighted average number of Preferred C Share conversion	5,295,380	5,295,380

Denominator for pro forma basic and diluted net loss per share	42,202,231	42,202,231

Pro forma basic and diluted net loss per ordinary share:	(4.32)	(0.65)

The effects of all outstanding share options have been excluded from the computation of pro forma diluted net loss per share for six months ended June 30, 2018 as their effects would be anti-dilutive.

18.	Subsequent events

The Company has evaluated the subsequent events through August 9, 2018, the date the financial statements were available to be issued.

(a)	On July 31, 2018, the Company granted 1,489,000 share options under the 2014 Plan to employees at exercise price US$0.60 subjected to respective vesting schedules.

(b)

On July 31, 2018, the Board of Directors of the Company approved a 2018 Share Incentive plan (the “2018 Plan”). Under which, the Company is authorized to issue 5% of total authorized ordinary shares after completion of the Company’s initial public offering. As of the financial statement issuance date, there was no award granted under the 2018 Plan.

(c)

On July 31, 2018, the Company has set up ACE Creation Global Trust as equity incentive trust for the purpose of holding share awards granted to certain employees and underlying shares before they are exercised as instructed by the employees.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Class A ordinary shares
Cherubic Ventures SSG Ltd.	June 16, 2017	63,545	US$0.6 million
Series B preferred shares
IDG-Accel China Growth Fund III L.P.	July 14, 2015	1,473,199	US$5.4 million
IDG-Accel China III Investors L.P.	July 14, 2015	104,440	US$0.3 million
GGV Capital IV L.P.	July 14, 2015	534,684	US$2.0 million
GGV Capital IV Entrepreneurs Fund L.P.	July 14, 2015	11,337	US$0.04 million
HES Ventures I, Inc.	July 14, 2015	79,545	US$0.3 million
RTA Capital LLC	July 14, 2015	44,111	US$0.2 million
Cherubic Ventures Fund II, L.P.	July 14, 2015	324,690	US$0.2 million
Trustbridge Partners V, L.P.	July 14, 2015	5,323,705	US$19.5 million
Series C preferred shares
CMC Lullaby Holdings Limited	June 16, 2017	2,647,690	US$25.0 million
Wu Capital Limited	June 16, 2017	1,323,845	US$12.5 million
IDG-Accel China Growth Fund III L.P.	June 16, 2017	316,987	US$3.0 million
IDG-Accel China III Investors L.P.	June 16, 2017	22,472	US$0.2 million
GGV Capital IV L.P.	June 16, 2017	518,543	US$4.9 million
GGV Capital IV Entrepreneurs Fund L.P.	June 16, 2017	10,995	US$0.1 million
Cherubic Ventures SSG II Ltd.	June 16, 2017	92,683	US$0.8 million
HES Ventures I, Inc.	June 16, 2017	22,706	US$0.2 million
Trustbridge Partners V, L.P.	June 16, 2017	339,459	US$3.2 million
Options
Certain officer and employees	May 26, 2014 to July 31, 2018	Options to purchase 5,046,974 Class A ordinary shares	Past and future services to us

Item 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

LingoChamp Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipt

4.4**	Third Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated June 16, 2017

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1**	2014 Equity Incentive Plan

10.2	2018 Share Incentive Plan

10.3*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5**	English translation of executed form of proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed proxy agreements adopting the same form in respect of a VIE of the Registrant

10.6**	English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE of the Registrant

10.7**	English translation of executed form of exclusive technology service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive technology service agreements adopting the same form in respect of a VIE of the Registrant

10.8**	English translation of executed form of exclusive call option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant , as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE of the Registrant

10.9**	English translation of executed form of Spousal Consent Letter granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of a VIE of the Registrant

10.10**	Share Purchase Agreement between the Registrant and other parties dated June 13, 2017

Exhibit Number	Description of Document

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Fangda Partners (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Fangda Partners regarding certain PRC law matters

99.3*	Consent of iResearch

99.4*	Consent of QuestMobile

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on                  , 2018.

LingoChamp Inc.

By:
	Name:	Yi Wang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Yi Wang and Bin Yu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Director and Chief Executive Officer	, 2018
Yi Wang	(Principal Executive Officer)

	Director and Chief Technology Officer	, 2018
Zheren Hu

	Director and Chief Scientist	, 2018
Hui Lin

	Chief Financial Officer	, 2018
Bin Yu	(Principal Financial and Accounting Officer)

	Director	, 2018
Jenny Hong Wei Lee

	Director	, 2018
Jinjian Zhang

	Director	, 2018
Xian Chen

	Director	, 2018
Jun Lou

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of LingoChamp Inc. has signed this registration statement or amendment thereto in New York on                  , 2018.

Authorized U.S. Representative

By:
Name:
Title: